UGI Corporation
2008 Annual Report


Energy Services

Sustainable Performance

Sustainable Performance:

UGI's stock has outperformed the S&P 500 index and the S&P Utilities index over the past five years. In 2003, if you had invested $100 in UGI Corporation shares and reinvested all dividends, as of September 30, 2008, it would be worth $207. This represents an average annual rate of return of more than 15%.

Five-Year Cumulative Total Shareholder Return

Comparison between UGI Corporation, S&P 500 Index and S&P Utilities Index



$300
$250
$200
$150
$100
$50
$0
UGI Corporation
S&P 500 Index
S&P Utilities Index
$207
$186
$210
$207
$203
$180
$134
$166
$174
$165
$128
$142
$129
$120
$114
2003
2004
2005
2006
2007
2008

UGI Corporation

UGI Corporation (NYSE: UGI) is a balanced growth and income investment. We have paid dividends for 124 consecutive years and have increased our dividend each year for the past 21 years.

For more information about UGI Corporation and its subsidiaries, visit www.ugicorp.com.

Propane

UGI Corporation owns 44% of AmeriGas Partners, L.P. (NYSE: APU), the largest retail marketer of propane in the United States. UGI is also a retail marketer of propane and butane in Austria, France and Switzerland through its international subsidiaries, Antargaz and Flaga. Through joint ventures, UGI also serves countries in central and eastern Europe and China.

Gas and Electric

UGI Utilities, Inc. distributes natural gas to customers in eastern and central Pennsylvania. UGI Energy Services, Inc. markets natural gas, electricity and propane and owns a variety of assets that support the storage, transportation and delivery of natural gas. Through other subsidiaries, we own electric generation assets and provide heating, air conditioning, refrigeration and electrical services.

Financial Highlights

Year Ended September 30,	2008	2007	2006
Income Statement Data (millions, except per share data)			
Revenues	**$ 6,648.2**	$ 5,476.9	$ 5,221.0
Operating income	**$ 585.2**	$ 581.3	$ 467.7
Net income	**$ 215.5**	$ 204.3	$ 176.2
Earnings per common share (diluted)	**$ 1.99**	$ 1.89	$ 1.65
Common Stock Data			
Shares outstanding (millions)	**107.9**	106.6	105.5
Return on average common equity	**15.7%**	16.9%	16.8%
Book value per common share	**$ 13.14**	$ 12.40	$ 10.42
Dividend rate per common share	**$ 0.77**	$ 0.74	$ 0.71
Market price of common stock			
High	**$ 28.71**	$ 29.63	$ 28.64
Low	**$ 24.67**	$ 22.75	$ 20.21
Close	**$ 25.78**	$ 25.98	$ 24.45
Business Segment Data (millions of dollars)			
Net income (loss)			
AmeriGas Propane	**$ 43.9**	$ 53.2	$ 25.1
International Propane	**52.3**	44.9	67.1
Gas Utility	**60.3**	59.0	38.1
Electric Utility	**13.1**	13.7	10.5
Energy Services	**45.3**	34.5	31.3
Corporate & Other	**0.6**	(1.0)	4.1
	$ 215.5	$ 204.3	$ 176.2

2008 Net Income by Business Segment


AmeriGas
Propane
20%
International
Propane
25%
Gas
Utility
28%
6%
21%
Electric
Utility
Energy
Services

Contents

To Our Shareholders

UGI Corporation has thrived for more than 125 years. Our sustained performance is attributable to the fact that we adhere to the fundamentals. We have the strategic, operational and financial processes in place that ensure our ability to deliver results. We also have the core competencies needed to be successful in each of our businesses and a committed group of employees who are dedicated to meeting customer needs. While attention to these fundamentals may not always be in fashion, we remain committed to them.

We have noted over the years that the road to sustained performance is traveled one step at a time. Fiscal year 2008 was another year of progress for us. We again achieved our long-standing goal of growing our earnings per share 6%–10%. Although our reported earnings per share grew 5.3% to a record $1.99, earnings per share grew more than 12% excluding the one-time gain on the sale of a storage terminal in fiscal year 2007. We believe this comparison to be a more useful way for investors to evaluate year-over-year earnings performance because significant asset sales are not reflective of the earnings capacity of the assets we will continue to own. We also met our long-standing dividend growth goal by increasing our dividend by 4%. We achieved these results while also investing in activities to build our businesses for the future.

We have become accustomed to receiving recognition for our excellent performance and last year was no exception:

- *Forbes* named UGI to their list of "America's Best Big Companies";
- Barron's *Dow Jones Business and Financial Weekly* ranked UGI among its 500 top-performing large companies;
- Platts named UGI one of the "Top 250 Global Energy Companies";
- *Public Utilities Fortnightly* ranked UGI among its "40 Best Energy Companies."

We also delivered on our goal of providing superior long-term total return on your investment. During fiscal year 2008, total return to shareholders rose 2.1% compared to a decline of 14.3% in the Standard & Poor's Utility Index. As you are aware, stock markets around the world experienced significant declines during calendar year 2008, and those declines have accelerated since the beginning of our 2009 fiscal year on October 1, 2008. While we have not escaped that accelerated decline, we have performed far better than many others. Between January 1, 2008 and the date of this letter, the total return to our shareholders has declined 12.4% compared to a much more significant decline in the Standard & Poor's Utility Index of 27.5%. We fully understand that outperforming in a lagging environment is of small consolation to you.

The decline in total return on your investment this calendar year has occurred notwithstanding the earnings growth we experienced in fiscal year 2008 or the forecast of earnings growth we have made for our 2009 fiscal year. We have stated many times over the years that we cannot control how the market views our securities at any given time. Instead, we firmly believe we should focus on fundamentals as the best way to create sustainable value for our shareholders. By doing so, our earnings per share have grown at a compounded annual rate of nearly 12% over the last five fiscal years, and the total return to our shareholders has grown at a compounded annual rate in excess of 15% over this same five-year period. We believe that our stock price will reflect our overall financial progress over time.

As we write this letter, the turbulence that began late last year continues to severely affect not only our financial markets, but also economic prospects throughout the world. A worldwide credit crisis, combined with a potentially significant recession, is causing economic disruption and uncertainty. These events coincided with a rapid and dramatic drop in energy prices following a period of record-high energy prices.

We are realistic about the challenges we will face in calendar year 2009, for we are not immune from the worldwide issues that exist. We entered fiscal year 2009 in excellent shape: we have a strong balance sheet, sufficient liquidity to meet our needs, and good momentum in our businesses. For example, we took the following steps last fiscal year to strengthen our businesses and enhance our future prospects:

- On October 1, 2008, we acquired PPL's gas utility and their Penn Fuel propane business. The natural gas operations, now known as UGI Central Penn Gas, expand our service territories in eastern and central Pennsylvania while the propane business strengthens AmeriGas's market position in our key Mid-Atlantic region. We have brought the disciplines that served us so well in the Penn Natural



Lon R. Greenberg and John L. Walsh

Gas acquisition to the Central Penn Gas integration process. We're very pleased with our progress to date and a positive earnings contribution is included in fiscal 2009 guidance.

- Our Energy Services business continues to identify and develop high-quality projects that provide a foundation for future growth. In June we announced the Broad Mountain project, a $36 million investment in the generation of 11 megawatts of Tier 1 renewable energy using recovered landfill gas. This project is expected to be on-line early in 2009. Broad Mountain is one of the largest landfill gas projects in the U.S. and a great example of our commitment to delivering sustainable energy solutions.
- AmeriGas and Antargaz have established leadership positions in the LPG cylinder market by leveraging their extensive distribution networks and strategic account development programs. AmeriGas has worked closely with Home Depot over the past three years to establish the world's largest network of automated propane cylinder vending units. Antargaz launched an innovative and highly successful, privately branded cylinder program with Carrefour, a leading French retailer, earlier this year. These programs demonstrate our ability to work successfully on a local and national basis with our major accounts.

Our attention to fundamentals over the years has resulted in our having the financial flexibility and organizational agility to respond even when unexpected issues arise. We remain confident in our strategies and our ability to execute. In addition, the challenges noted above may provide us with opportunities to make investments in energy marketing and distribution assets due to difficulties experienced by others. We have a history of showing leadership during difficult times and we expect to be in a position to capitalize on any opportunities that present themselves. While we cannot know how the future will unfold, one thing is certain. As we move forward, we will follow the same set of deeply held values that have always guided our company.

We want to thank our employees for their efforts in helping us achieve our goals and demonstrating clearly that results can be achieved the "right way." Similarly, we want to thank our Board of Directors for their engagement, insight and guidance. In particular, after nearly 30 years of service on our Board, Jim Stratton will retire at the next shareholders' meeting. Jim has not only witnessed substantial change at UGI, he also has played a central role in shaping our success. His counsel over the years has been a great source of strength for us. While we will miss his significant contribution, we know we will be able to look to him for advice and friendship in the future.

UGI is not like any other company – nor do we aspire to be. We are unique because of the choices we have made, the portfolio of businesses we have built and the culture and character that defines us. We are confident that we will sustain our tradition of performance for many years to come.

Lon R. Greenberg
Chairman and Chief Executive Officer

John L. Walsh
President and Chief Operating Officer

November 28, 2008

A Diversified Business

Our combination of fuels, which includes natural gas, propane, butane and electricity, and our presence in diverse markets across the United States and Europe help sustain our performance and limit risk.

Domestic Propane


AmeriGas
PRO
YWH-6421

AmeriGas performance is sustained by 5,900 employees who deliver on our value proposition to be the most reliable, the safest and the most responsive propane supplier in the United States.

AmeriGas is the largest retail propane distribution company in the United States with nearly 600 locations in 46 states. We can reach more than 95% of all domestic propane consumers with clean-burning propane gas, used predominantly for residential and commercial space heating, water heating, cooking and engine fuel.

Strategies Support Continued Growth
For more than a decade, four strategies have sustained our growth and delivered strong earnings for us:

- Acquiring quality propane marketers
- Building our Strategic Accounts program
- Expanding our AmeriGas Cylinder Exchange (ACE) program
- Attracting and retaining new residential and commercial customers.

Acquisitions Add 42,000 Customers. Acquisitions have sustained our growth for close to 50 years. During fiscal 2008, we completed four acquisitions, and on October 1, 2008, we purchased Penn Fuel Propane, LLC. These five acquisitions added 42,000 customers and 20 million annual gallons.

Strategic Accounts Growth Rate Averages 9%. We have the best geographic coverage and the most extensive storage and distribution network in the industry. These factors make us the provider of choice for large-volume propane users with multiple locations who want the benefits and convenience of working with a single supplier. We serve Strategic Accounts customers at nearly 20,000 locations and our annual earnings growth rate from this program has averaged 9% since 2005.

10 Million Cylinder Transactions in 2008. Our AmeriGas Cylinder Exchange (ACE) program gives the AmeriGas brand a visible presence at approximately 25,000 home centers, convenience stores and supermarkets across the nation. In 2008, more than 10 million tank transactions were made, representing a 10% increase over the prior year. These cylinders are used primarily to fuel barbecue grills. Usage peaks in the summer months, which helps us to diversify our revenue stream and to better use our workforce throughout the year.

Growing Our Base Business. We continuously work to grow our base business by providing the best service in the propane industry. We have a variety of programs and applications designed to fuel our growth with new and existing customers. We offer a comprehensive package of convenient payment programs and promote the use of tankless propane water heaters to our existing customers with electric water heaters. We are also developing partnerships with the manufacturers of commercial lawn mowers to increase the availability of propane-powered equipment.

Value, Service and Safety Underscore Our Efforts
We remain focused on our value proposition to be the most reliable, the safest and the most responsive propane company in the United States. We monitor and evaluate our reliability and responsiveness through an index of factors that reflect customer satisfaction and loyalty. In 2008, 93% of our customers surveyed were satisfied or very satisfied with the service they received from AmeriGas, despite significant industry-wide product cost increases.

Safety is a core value at AmeriGas and we have demonstrated consistent improvement in our safety performance. In 2008, our safety results improved by more than 25% as a direct result of a new management training program, the development of localized safety plans and several training programs focused on improving driving skills.



Adaptable to Change

Adaptability has sustained UGI's performance for more than 125 years. We have anticipated and responded to changing business conditions. We have evolved, innovated and capitalized on opportunities and remained true to our core business of providing energy-related products and services.


antargaz

Our International Propane operations excel in identifying growth segments and adapting to change by introducing innovative products and supply systems that retain and grow our customer base.

International Propane

Our decision to expand our propane expertise to markets abroad has diversified our business among different economies, currencies and climates. Our international expansion allows us to capitalize on business opportunities in countries with growth rates that exceed those in the United States.

Antargaz Focuses on Innovation and New Markets

Antargaz is one of the largest liquefied petroleum gas (LPG) suppliers in France. We grew our customer base by our ability to identify growth segments and to adapt quickly to change by introducing innovative products and supply arrangements. Our strategy is focused on three objectives: to develop new market opportunities; to pursue innovation in products and services; and to provide superior customer service.

Developing New Market Opportunities with Community Systems. Antargaz is a market leader in the installation of community propane systems, which are piped and metered from a central underground tank. These community systems bring the benefits of gas to an entire town and are more cost effective than setting individual tanks for each customer. In the last three years, Antargaz has developed long-term supply agreements that range from 25 to 30 years with 50 towns, and currently has 150 such projects in various stages of development. Antargaz aims to capitalize on the availability of an estimated 3,000 French towns eligible to install this type of community propane system.

Product Innovation in the Cylinder Business. Butane cylinders are widely available in French supermarkets and are used primarily for cooking inside the home. We currently serve more than 3 million consumers in this market segment and are growing our market share through product innovation that distinguishes us from our competitors. Our +Control tanks have a unique gas level indicator and our Calypso tank is made of composite materials that make it lightweight and easy to carry. In 2008, Antargaz collaborated with the Carrefour group – a major European retailer – to provide the company with its own butane cylinder house brand.

Providing Superior Customer Service. We provide responsive service to customers through our national call center in France. We also use call agents who survey our customers and identify potential service problems. This initiative helps us maintain customer loyalty. We developed new marketing offers and services to increase brand loyalty, such as incentives to customers who switch to more energy-saving and environmentally friendly gas equipment.

Flaga Grows Across Central and Eastern Europe

Flaga has a reputation for high service and safety standards and has been successful in establishing itself as the leading LPG distributor in Austria. Through its central and eastern European joint venture, Flaga has established a market leadership position in the Czech Republic and Slovakia and a presence in Hungary, Poland and Romania. Our internal growth rates, coupled with several investment and acquisition opportunities, indicate substantial growth potential.

We build customer loyalty by continually improving the skills of our call center and sales staff. We developed a key accounts program, similar to the Strategic Accounts program at AmeriGas, to capture more volume from existing customers who value a supplier offering high service levels. Our footprint in central and eastern Europe provides a competitive advantage and positions Flaga to be a single supplier for large multi-location customers that have activities in several European countries.


onday
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Execution of Strategies

We set clear strategies and do our homework before changing course or implementing new initiatives. We sweat the details that determine how well we execute our strategies to attain our goals.



Our Utility employees focus on maintaining high levels of customer satisfaction as we work to integrate two recent acquisitions.

Gas and Electric

We have been in the energy utility business in Pennsylvania since 1882. Over that time we have successfully adapted to significant change: regulations affecting our business, changing economic trends, evolving technology and growing customer expectations. Regardless of the challenge, we remain flexible and continuously reposition ourselves to sustain our performance over the long term.

Gas Utility Acquisitions. In fiscal year 2008, we completed the two-year integration of UGI Penn Natural Gas. On October 1, 2008, we acquired the natural gas business of PPL Corporation, which added 76,000 customers in eastern and central Pennsylvania. These acquisitions grow and diversify our gas utility business and contribute to our overall success.

We renamed our October 2008 acquisition UGI Central Penn Gas and will integrate this business into our existing operations to operate as a single unit. We have several new initiatives to improve the operations of the business, including the use of technology that allows us to serve customers better and at a lower cost, such as remote transmitters on our gas meters.

We continuously monitor the effectiveness of our operating methods and the costs of doing business. In 2008, we examined the costs of our operational infrastructure and how effectively it supports our ability to respond to the changing needs of our customers. As a result, we closed and consolidated two facilities and will complete the merger of two more locations by the end of January 2009.

Response to Changing Economic Climate. Our Gas Utility territory has historically experienced a higher-than-average residential and commercial growth rate that fueled our expansion over the past decade. As a response to the decline in new housing, which slowed our growth, we shifted our marketing efforts to converting homes from heating oil and electricity to natural gas. As a result of our efforts, conversions increased nearly 90% in fiscal year 2008.

Electric Distribution Business Continues Load Growth. Our electric distribution business continues to see load growth as consumers add new appliances and equipment, such as computers and air conditioners. To achieve operating cost efficiencies in this growing environment, we consolidated operations with our UGI Penn Natural Gas subsidiary and combined office locations, meter reading departments and vehicle garages. We maintained our high levels of customer satisfaction during this transition period.

Focus on Customer Service and Safety. UGI Utilities has a long history of outstanding customer satisfaction. Our track record for service awards is unmatched by any other gas utility in the country. We are focused on meeting the future needs of our customers and adapt constantly to meet their expectations for superior service.

UGI Utilities trains employees to maintain high safety standards. We are committed to improve our safety measures and have been cited as a top-quartile safety performer in the industry. In 2008, our combined Gas and Electric Utility operations reduced OSHA recordable injuries by more than 20%.



Strong Cash Flow

Aggressive goals ensure we deliver on our promise to grow the company. Our businesses generate cash flow available to pay shareholder dividends and for reinvestment within our core operations.



Our Energy Services group has experienced the highest growth rates in the company. We have developed assets that complement our energy marketing lines of business.

Energy Services

In 2008, UGI Energy Services had strong performance in its three major lines of business: energy marketing, mid-stream asset management and electric generation. Since 2003, our earnings increased more than 450%. During that period, we adopted a more diversified strategy, which included asset-based investments, that complements our commodity lines of business. We currently have $250 million of growth projects planned or in progress, which we project will sustain our long-term growth.

Energy Marketing. We continue to sell natural gas, electricity, propane and fuel oil to approximately 13,000 commercial and industrial customers on 33 utility systems in the Northeast. We strategically focus on small commercial and chain accounts, such as restaurants, office complexes and grocery stores. We help them easily and more cost effectively navigate the complexities of the direct purchase and transportation of natural gas and other energy products. Our electricity marketing business is growing rapidly in several states and we anticipate marked growth as markets emerge from electricity rate caps.

Mid-Stream Gas Assets. We continue to add to the portfolio of assets that supports our energy marketing lines of business. In early 2008, we completed construction of two propane-air plants, which expanded our overall peaking capacity by more than 25%. Our peaking facilities now include five propane-air plants and a liquefied natural gas (LNG) plant. The energy output of these assets offers local utilities an economical alternative to traditional natural gas pipeline service during periods of peak demand – when pipelines are most constrained and transportation costs are significantly higher. We plan to expand the production capacity of our LNG plant by 400% over the next several years.

Electric Generation. We own 150 megawatts of base load, coal-fired generation and we sell a majority of this power to wholesale customers in the northeastern United States. We are currently working on two growth investments in electricity generation. We are engaged in a $36 million renewable electric generation project to capture landfill gas to generate electricity. We will own and operate this plant, which is expected to go online in early 2009. The second investment is a $113 million project to repower our coal-fired electric generation station near Wilkes-Barre, Pennsylvania to a natural gas, combined cycle generating station. The repowered plant is scheduled to begin generation in 2011. These projects will increase our generation capacity by 97 megawatts and diversify our fuel base.

HVAC Business Enhances Service Levels

In 2008, our heating, ventilating and air conditioning business improved its infrastructure, consolidated its call center operations into a single location and implemented a program of customer satisfaction measurement. Residential customer surveys indicate that 97% of our customers are satisfied with our installation work and 95% of our customers would recommend our services to others.


Growth
Opportunities
Shareholders

Environmental Initiatives

We are investing in several sustainable energy initiatives and are examining the impact of our day-to-day activities and purchases to align them with best practices in environmental sustainability.



Environmental Issues Affecting Our Business

Propane and natural gas are environmentally superior fuels, which ensures they will play a significant role in meeting future energy needs. Both products are also classified as alternative fuels by the EPA, giving our businesses clear advantages as concerns about climate change increase. In addition to these inherent product advantages, we are becoming more proactive with green energy and conservation initiatives that minimize our company's impact on the environment.

Green Energy Development Projects.
We have several alternative energy projects and initiatives in progress:

- We are involved in three landfill gas projects that supply methane gas, released from decaying waste, as an alternative green energy source.
- We will repower our coal-fired electric generation station near Wilkes-Barre, Pennsylvania to operate on natural gas.
- We are developing partnerships with commercial lawn mower manufacturers and dealers to produce propane-powered lawn mowers, which have lower operating costs and reduced carbon emissions.
- We encourage the employees of our HVAC business to get LEED (Leadership in Energy and Environmental Design) certified to help commercial customers reduce energy expenses through changes in their mechanical systems.

Offering Customers Choice. Our Electric Utility is offering our customers a "green tariff," which allows them to pay a small premium to purchase all or a portion of their electricity generation from renewable energy sources, such as wind, solar, methane, biomass or geothermal.

Sustainable Business Practices. We are examining our business practices to minimize our impact on the environment. We are looking at ways to increase our recycling efforts and improve fleet efficiency. We also are conducting building energy audits. These examples are a few of the ways we can be a good role model in the industry, as well as a good steward of our planet.

Financial Review

Business Overview

UGI Corporation ("UGI") is a holding company that, through subsidiaries and joint-venture affiliates, distributes and markets energy products and related services. We are a domestic and international distributor of propane and butane which are liquefied petroleum gases ("LPG"); a provider of natural gas and electric service through regulated local distribution utilities; a generator of electricity through our ownership interests in Pennsylvania electric generation facilities; a regional marketer of energy commodities; and a regional provider of heating, ventilation, air conditioning, refrigeration and electrical services.

We conduct a national propane distribution business through AmeriGas Partners, L.P. ("AmeriGas Partners") and its principal operating subsidiaries AmeriGas Propane, L.P. and AmeriGas Eagle Propane, L.P. At September 30, 2008, UGI, through its wholly owned second-tier subsidiary AmeriGas Propane, Inc. (the "General Partner"), held an approximate 44% effective interest in AmeriGas Partners. We refer to AmeriGas Partners and its subsidiaries together as "the Partnership" and the General Partner and its subsidiaries, including the Partnership, as "AmeriGas Propane."

Our wholly owned subsidiary UGI Enterprises, Inc. ("Enterprises") through subsidiaries (1) conducts an LPG distribution business in France; (2) conducts LPG distribution businesses and participates in an LPG joint-venture business ("ZLH") in central and eastern Europe (collectively, "Flaga"); and (3) participates in an LPG joint-venture business in the Nantong region of China. Our LPG distribution business in France is conducted through Antargaz, an operating subsidiary of AGZ Holding ("AGZ"), and its operating subsidiaries (collectively, "Antargaz"). We refer to our foreign operations collectively as "International Propane."

Our natural gas and electric distribution utility businesses are conducted through UGI Utilities, Inc. and its subsidiary, UGI Penn Natural Gas, Inc. ("UGIPNG"). The term "UGI Utilities" is used herein as an abbreviated reference to UGI Utilities, Inc., or UGI Utilities, Inc. and its subsidiaries collectively, including UGIPNG. UGI Utilities owns and operates (1) natural gas distribution utilities in eastern and northeastern Pennsylvania ("UGI Gas" and "PNG Gas," respectively) and (2) an electric distribution utility in northeastern Pennsylvania ("Electric Utility"). UGI Gas and PNG Gas are collectively referred to herein as "Gas Utility." Gas Utility and Electric Utility are subject to regulation by the Pennsylvania Public Utility Commission ("PUC"). On August 24, 2006, UGI Utilities, Inc., through UGIPNG, acquired the natural gas utility business of PG Energy, an operating division of Southern Union Company (the "PG Energy Acquisition"). The acquired natural gas distribution business now comprises PNG Gas. On October 1, 2008, UGI Utilities acquired all of the issued and outstanding stock of PPL Gas Utilities Corporation (the "CPG Acquisition"), now named UGI Central Penn Gas, Inc. ("CPG") (see "Subsequent Event – Acquisition of PPL Gas Utilities Corporation and Penn Fuel Propane, LLC and Partnership Sale of Storage Facility" below). Because the CPG Acquisition occurred after the end of Fiscal 2008, it did not directly affect the accompanying financial statements.

Through other subsidiaries, Enterprises also conducts an energy marketing business primarily in the eastern United States (collectively, "Energy Services"). Energy Services' wholly owned subsidiary, UGI Development Company ("UGID"), owns and operates a 48-megawatt coal-fired electric generation station located in northeastern Pennsylvania and owns an approximate 6% interest in a 1,711-megawatt coal-fired electric generation station located in western Pennsylvania. In addition, Energy Services' wholly owned subsidiary UGI Asset Management, Inc., through its subsidiary Atlantic Energy, Inc. (collectively, "Asset Management"), owns a propane storage terminal located in Chesapeake, Virginia. Energy Services also owns and operates a natural gas liquefaction, storage and vaporization facility, and propane storage and propane-air mixing assets. Through other subsidiaries, Enterprises owns and operates heating, ventilation, air-conditioning, refrigeration and electrical contracting services businesses in the Middle Atlantic states ("HVAC/R").

This financial review should be read in conjunction with our Consolidated Financial Statements and Notes to Consolidated Financial Statements including the reportable segment information included in Note 16.

Executive Overview

Our financial results over the three fiscal years ended September 30, 2008 ("Fiscal 2008," "Fiscal 2007" and "Fiscal 2006," respectively) reflect the benefits of our commitment to grow through acquisitions and capital projects, as well as through our continued focus on executing our strategies in our business units. In Fiscal 2006, our growth transactions included the PG Energy Acquisition by UGI Utilities and Flaga's formation of ZLH which expanded our International Propane operations into eastern Europe. In Fiscal 2007, the Partnership acquired the retail propane businesses of All Star Gas Corporation and Shell Gas (LPG) USA. In Fiscal 2008 and Fiscal 2007, Energy Services added peaking storage assets to its portfolio of midstream assets. On October 1, 2008, we acquired the stock of CPG from PPL Corporation which expanded our natural gas distribution utility and retail propane businesses in Pennsylvania.

Because most of our businesses sell energy products used in large part for heating purposes, our results are significantly influenced by temperatures in our service territories, particularly during the peak-heating season months of November through March. As a result, our earnings are generally higher in the first and second fiscal quarters. In addition, high and volatile commodity prices like those experienced by our domestic and international businesses over the last several years and weak economic conditions can result in lower customer consumption and increased competitive pressures in certain markets.

Net income in Fiscal 2008 increased to $215.5 million from $204.3 million in the prior year principally as a result of improved Energy Services and U.S. dollar-denominated International Propane results. Energy Services experienced higher total margin in Fiscal 2008 particularly from greater income from peaking supply and storage management services and higher total electric generation margin. During Fiscal 2008, temperatures in our International Propane operations were warmer than normal but much colder than the record-setting warm temperatures experienced during Fiscal 2007. In our International Propane operations, the beneficial effects from the weather-related increase in volumes were offset by a decline in total average retail unit margin

Financial Review (continued)

due to significantly higher LPG commodity costs and increased competition in certain customer segments at Antargaz.

Although Flaga's results, including those of ZLH, improved in Fiscal 2008 due in large part to the colder weather, ZLH continued to experience the effects on sales volumes of customer conservation and competition from other suppliers and alternative fuels caused in large part by high and increasing LPG commodity costs. AmeriGas Propane's sales volumes were also affected by price-induced customer conservation due to extraordinarily high propane product costs in the U.S. Additionally, each of our domestic businesses and, to a lesser extent, our International Propane operations were negatively affected by general economic conditions during Fiscal 2008.

The U.S. dollar was weaker versus the euro in Fiscal 2008 than in Fiscal 2007. Although the weaker dollar resulted in higher translated International Propane operating results, the effects of the weaker dollar on reported International Propane net income were substantially offset by the effects of Fiscal 2008 losses on forward currency contracts used to hedge purchases of dollar-denominated LPG.

Looking ahead, we expect that our Fiscal 2009 financial results will be significantly influenced by, among other things, heating-season temperatures in our domestic and international service territories, the effects of commodity prices on customer consumption of our products and competition in the markets we serve. The severity and duration of the weak U.S. economy and weak economies in France and eastern and central Europe may affect consumption of energy products in the markets we serve. Notwithstanding these economic challenges, in order to continue our strategy of growing our businesses in markets in which we have core competencies, we expect to continue to pursue growth through acquisitions and internal growth initiatives, extend our presence in the markets we serve with new and innovative products and services, and control our operating costs throughout the organization.

Results of Operations

The following analyses compare the Company's results of operations for (1) Fiscal 2008 with Fiscal 2007 and (2) Fiscal 2007 with Fiscal 2006.

Fiscal 2008 Compared with Fiscal 2007

Consolidated Results

	2008		2007		Variance – Favorable (Unfavorable)	
	Net Income	% of Total Net Income	Net Income (Loss)	% of Total Net Income	Net Income (Loss)	% Change
(Millions of dollars)						
AmeriGas Propane	**$ 43.9**	**20.4%**	$ 53.2	26.0%	$ (9.3)	(17.5)%
International Propane	**52.3**	**24.3%**	44.9	22.0%	7.4	16.5%
Gas Utility	**60.3**	**28.0%**	59.0	28.9%	1.3	2.2%
Electric Utility	**13.1**	**6.1%**	13.7	6.7%	(0.6)	(4.4)%
Energy Services	**45.3**	**21.0%**	34.5	16.9%	10.8	31.3%
Corporate & Other	**0.6**	**0.2%**	(1.0)	(0.5)%	1.6	N.M.
Total	**$215.5**	**100.0%**	$204.3	100.0%	$ 11.2	5.5%

N.M. – Variance is not meaningful.

Highlights – Fiscal 2008 versus Fiscal 2007

- Energy Services Fiscal 2008 results benefited from greater income from peaking supply and storage management services and higher electric generation margin.
- Fiscal 2008 International Propane results improved driven by a return to more normal weather compared with the record-setting warm weather experienced in Fiscal 2007.
- Significant increases in LPG cost during most of Fiscal 2008 caused all propane businesses to experience increased conservation and certain of our International Propane business units to experience modest unit margin reductions.
- AmeriGas Propane total margin was higher in Fiscal 2008 despite the effects of price-induced customer conservation on volumes sold.

AmeriGas Propane:	2008	2007	Increase (Decrease)	
(Millions of dollars)				
Revenues	**$2,815.2**	$2,277.4	$537.8	23.6%
Total margin (a)	**$ 906.9**	$ 840.2	$ 66.7	7.9%
Partnership EBITDA (b)	**$ 313.0**	$ 338.7	$ (25.7)	(7.6)%
Operating income	**$ 235.0**	$ 265.8	$ (30.8)	(11.6)%
Retail gallons sold (millions)	**993.2**	1,006.7	(13.5)	(1.3)%
Degree days - % warmer than normal (c)	**3.4%**	6.5%	–	–

(a) Total margin represents total revenues less total cost of sales.

(b) Partnership EBITDA (earnings before interest expense, income taxes and depreciation and amortization) should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under accounting principles generally accepted in the United States of America. Management uses Partnership EBITDA as the primary measure of segment profitability for the AmeriGas Propane reportable segment (see Note 16 to Consolidated Financial Statements).

(c) Deviation from average heating degree days for the 30-year period 1971-2000 based upon national weather statistics provided by the National Oceanic and Atmospheric Administration ("NOAA") for 335 airports in the United States, excluding Alaska.

Based upon heating degree-day data, average temperatures in AmeriGas Propane's service territories were 3.4% warmer than normal in Fiscal 2008 compared with temperatures that were 6.5% warmer than normal in Fiscal 2007. Notwithstanding the slightly colder Fiscal 2008 weather and the full year benefits of acquisitions made in Fiscal 2007, retail gallons sold were slightly lower reflecting, among other things, customer conservation in response to increasing propane product costs and a weak economy. The average wholesale propane cost at Mont Belvieu, Texas, one of the major LPG supply points in the U.S., increased nearly 50% during Fiscal 2008 over the average cost during the same period last year.

Retail propane revenues increased $480.7 million in Fiscal 2008 reflecting a $507.0 million increase due to the higher average selling prices partially offset by a $26.3 million decrease as a result of the lower retail volumes sold. Wholesale propane revenues increased $47.8 million in Fiscal 2008 reflecting a $55.1 million increase from higher average wholesale selling prices partially offset by a $7.3 million decrease from lower wholesale volumes sold. Other revenues increased $9.3 million reflecting in large part higher fee income. Total cost of sales increased $471.1 million to $1,908.3 million in Fiscal 2008 reflecting higher propane product costs.

Total margin was $66.7 million greater in Fiscal 2008 principally reflecting higher average propane margin per retail gallon sold and, to a much lesser extent, higher fee income.

Partnership EBITDA in Fiscal 2008 was $313.0 million compared to EBITDA of $338.7 million in Fiscal 2007. Fiscal 2007 EBITDA includes $46.1 million resulting from the sale of the Partnership's Arizona storage facility. Excluding the effects of this gain in Fiscal 2007, EBITDA in Fiscal 2008 increased $20.4 million over Fiscal 2007 principally reflecting the previously mentioned increase in total margin partially offset by a $47.9 million increase in operating and administrative expenses. The increased operating expenses reflect expenses associated with acquisitions, increased vehicle fuel and maintenance expenses, greater general insurance expense and, to a lesser extent, higher uncollectible accounts expenses largely attributable to the higher revenues.

AmeriGas Propane's operating income decreased $30.8 million in Fiscal 2008 reflecting the lower EBITDA and higher depreciation and amortization expense resulting from the full-year effects of Fiscal 2007 propane business acquisitions and plant and equipment expenditures.

International Propane:	**2008**	2007	Increase (Decrease)	
(Millions of euros)				
Revenues	**€ 749.8**	€602.4	€147.4	24.5%
Total margin (a)	**€ 314.9**	€309.8	€ 5.1	1.6%
Operating income	**€ 70.4**	€ 73.3	€ (2.9)	(4.0)%
Income before income taxes	**€ 48.8**	€ 51.4	€ (2.6)	(5.1)%
(Millions of dollars)				
Revenues	**$1,124.8**	$800.4	$324.4	40.5%
Total margin (a)	**$ 472.9**	$411.8	$ 61.1	14.8%
Operating income	**$ 106.8**	$ 94.5	$ 12.3	13.0%
Income before income taxes	**$ 73.0**	$ 64.1	$ 8.9	13.9%
Antargaz retail gallons sold (millions)	**292.6**	269.1	23.5	8.7%
Degree days - % warmer than normal (b)	**4.1%**	21.1%	–	–

(a) Total margin represents total revenues less total cost of sales.

(b) Deviation from average heating degree days for the 30-year period 1971-2000 at more than 30 locations in our French service territory.

Based upon heating degree-day data, temperatures in Antargaz' service territory were approximately 4.1% warmer than normal during Fiscal 2008 compared with temperatures that were approximately 21.1% warmer than normal during Fiscal 2007. Temperatures in Flaga's service territory were also warmer than normal and significantly colder than the prior year. Principally as a result of the colder weather, Antargaz' retail volumes sold increased to 292.6 million gallons in Fiscal 2008 from 269.1 million gallons in Fiscal 2007. Flaga also recorded higher retail gallons sold in Fiscal 2008. The beneficial volume effects on Antargaz resulting from the colder weather were partially offset by customer conservation in response to substantially higher LPG commodity costs, the loss of a low-margin industrial customer and a weaker economy. The average wholesale price for propane in northwest Europe during Fiscal 2008 was nearly 35% higher than such average price in Fiscal 2007.

During Fiscal 2008, the average currency translation rate was $1.51 per euro compared to a rate of $1.34 during Fiscal 2007. The effects of the weaker dollar on year-over-year International Propane net income were substantially offset, however, by the impact of losses on forward currency contracts used to purchase dollar denominated LPG.

International propane euro-based revenues increased €147.4 million principally reflecting higher Antargaz and Flaga average selling prices during Fiscal 2008 and the higher Antargaz and Flaga retail volumes sold. International Propane's total cost of sales increased to €434.9 million in Fiscal 2008 from €292.6 million in Fiscal 2007, largely reflecting the higher per-unit LPG commodity costs, the greater volumes sold and, to a much lesser extent, higher losses on forward currency contracts.

International Propane total margin increased €5.1 million or 1.6% in Fiscal 2008 reflecting the effects of the greater retail sales of LPG substantially offset by a decline in average retail unit margin per gallon primarily due to the significantly higher LPG commodity costs and increased competition in certain customer segments at Antargaz. In U.S. dollars, total margin increased $61.1 million or 14.8% principally reflecting the effects of the weaker dollar on translated euro base-currency revenues and cost of sales.

International Propane euro-based operating income decreased €2.9 million principally reflecting the previously mentioned €5.1 million increase in total margin more than offset by higher operating and administrative expenses, due in large part to the effects of the increased sales activity and higher fuel costs, and greater depreciation from plant and equipment additions. On a U.S. dollar basis, operating income increased $12.3 million as the previously-mentioned $61.1 million increase in total margin was substantially offset by higher U.S. dollar denominated operating and administrative expenses and depreciation and amortization expense. Euro-based income before income taxes was €2.6 million lower than last year primarily reflecting the lower operating income. In U.S. dollars, income before income taxes was $8.9 million higher than the prior year reflecting the higher operating income slightly offset by greater U.S. dollar translated interest expense. Although Flaga's results, including those of ZLH, improved in Fiscal 2008 due in large part to the colder weather, ZLH continued to experience the effects on sales volumes of customer conservation and competition from alternative fuels and other suppliers caused in large part by high and increasing LPG commodity costs.

Gas Utility:	**2008**	2007	Increase	
(Millions of dollars)				
Revenues	**$1,138.3**	$1,044.9	$ 93.4	8.9%
Total margin (a)	**$ 307.2**	$ 303.4	$ 3.8	1.3%
Operating income	**$ 137.6**	$ 136.6	$ 1.0	0.7%
Income before income taxes	**$ 100.5**	$ 96.7	$ 3.8	3.9%
System throughput - billions of cubic feet ("bcf")	**133.7**	131.8	1.9	1.4%
Degree days - % warmer than normal (b)	**5.5%**	4.7%	–	–

(a) Total margin represents total revenues less total cost of sales.

(b) Deviation from average heating degree days for the 30-year period 1975-2004 based upon weather statistics provided by NOAA for airports located within Gas Utility's service territory.

Financial Review (continued)

Temperatures in the Gas Utility service territory based upon heating degree days were 5.5% warmer than normal in Fiscal 2008 compared with temperatures that were 4.7% warmer than normal in Fiscal 2007. Total distribution system throughput increased 1.9 bcf in Fiscal 2008 principally reflecting greater interruptible delivery service volumes (principally volumes associated with low margin cogeneration customers) and an increase in the number of Gas Utility core market customers partially offset by lower average usage per customer due in large part to price-induced customer conservation and a weak economy. Gas Utility's core market customers principally comprise firm- residential, commercial and industrial ("retail core-market") customers, who purchase their gas from Gas Utility and, to a much lesser extent, residential and small commercial and industrial ("core market transportation") customers who purchase their gas from alternate suppliers.

Gas Utility revenues increased $93.4 million in Fiscal 2008 principally reflecting a $57.4 million increase in revenues from off-system sales and the effects of higher average purchased gas costs ("PGC") rates on retail core-market revenues. Increases or decreases in retail core-market revenues and cost of sales principally result from changes in retail core-market volumes and the level of gas costs collected through the PGC recovery mechanism. Under the PGC recovery mechanism, Gas Utility records the cost of gas associated with sales to retail core-market customers at amounts included in PGC rates. The difference between actual gas costs and the amounts included in rates is deferred on the balance sheet as a regulatory asset or liability and represents amounts to be collected from or refunded to customers in a future period. As a result of this PGC recovery mechanism, increases or decreases in the cost of gas associated with retail core-market customers have no direct effect on retail core-market margin. Gas Utility's cost of sales was $831.1 million in Fiscal 2008 compared with $741.5 million in Fiscal 2007 principally reflecting the greater off-system sales and the increase in average retail core-market PGC rates.

Gas Utility total margin increased $3.8 million in Fiscal 2008 primarily reflecting modest increases in interruptible delivery service and core market total margin.

The increase in Gas Utility operating income principally reflects the previously mentioned $3.8 million increase in total margin and a $5.3 million increase in other income partially offset by modestly higher operating and administrative expenses. The higher other income reflects in large part greater storage contract fees and a $2.2 million postretirement benefit plan curtailment gain. The increase in operating and administrative expenses includes, among other things, higher environmental legal costs and greater uncollectible accounts expense. Gas Utility income before income taxes also reflects lower interest expense on bank loans.

Electric Utility:	**2008**	2007	Increase (Decrease)	
(Millions of dollars)				
Revenues	**$139.2**	$121.9	$17.3	14.2%
Total margin (a)	**$ 47.0**	$ 47.3	$(0.3)	(0.6)%
Operating income	**$ 24.4**	$ 26.0	$(1.6)	(6.2)%
Income before income taxes	**$ 22.4**	$ 23.6	$(1.2)	(5.1)%
Distribution sales - millions of kilowatt hours ("gwh")	**1,004.4**	1,010.6	(6.2)	(0.6)%

(a) Total margin represents total revenues less total cost of sales and revenue-related taxes, i.e. gross receipts taxes of $7.9 million and $6.8 million in Fiscal 2008 and Fiscal 2007, respectively. For financial statement purposes, revenue-related taxes are included in "Utility taxes other than income taxes" on the Consolidated Statements of Income.

Electric Utility's kilowatt-hour sales in Fiscal 2008 were about equal to Fiscal 2007 on heating-season weather that was slightly warmer and cooling-season weather that was slightly cooler. Electric Utility revenues increased $17.3 million principally as a result of higher Provider of Last Resort ("POLR") rates. Electric Utility cost of sales increased to $84.3 million in Fiscal 2008 from $67.8 million in the prior year principally reflecting higher per-unit purchased power costs.

Electric Utility total margin in Fiscal 2008 was about equal to Fiscal 2007 reflecting the effects of the higher POLR rates offset principally by the higher per-unit purchased power costs and higher revenue-related taxes.

The decrease in Fiscal 2008 Electric Utility operating income reflects slightly higher operating and administrative costs including higher system maintenance and uncollectible accounts expense. Income before income taxes reflects the lower operating income partially offset by lower interest expense on bank loans.

Energy Services:	**2008**	2007	Increase	
(Millions of dollars)				
Revenues	**$1,619.5**	$1,336.1	$283.4	21.2%
Total margin (a)	**$ 124.1**	$ 100.9	$ 23.2	23.0%
Operating income	**$ 77.3**	$ 57.4	$ 19.9	34.7%
Income before income taxes	**$ 77.3**	$ 57.4	$ 19.9	34.7%

(a) Total margin represents total revenues less total cost of sales.

Notwithstanding retail gas volumes in Fiscal 2008 that were approximately equal to the prior-year period, Energy Services revenues increased $283.4 million principally reflecting the effects of higher commodity costs for natural gas and propane, higher electricity spot-market and fixed contract prices, and higher revenues from peaking supply services.

Total margin from Energy Services was $23.2 million higher in Fiscal 2008 reflecting greater total margin from peaking supply and storage management services, due in part to the expansion of peaking facilities and higher peaking rates charged, and higher electric generation margin resulting in large part from higher spot-market and fixed contract prices for electricity in Fiscal 2008 compared with Fiscal 2007. The increase in Energy Services' operating income and income before income taxes in Fiscal 2008 principally reflects the previously mentioned $23.2 million increase in total margin partially offset by slightly higher operating and administrative expenses.

Interest Expense and Income Taxes. Consolidated interest expense increased to $142.5 million in Fiscal 2008 from $139.6 million in Fiscal 2007 principally due to higher interest expense associated with greater Partnership short-term borrowings to fund increases in working capital principally as a result of higher commodity prices for propane during Fiscal 2008 and the effects of foreign exchange on International Propane interest expense. Our effective income tax rate in Fiscal 2008 was comparable to our rate in Fiscal 2007.

Fiscal 2007 Compared with Fiscal 2006

Consolidated Results

	2007		2006		Variance – Favorable (Unfavorable)	
	Net Income (Loss)	% of Total Net Income	Net Income	% of Total Net Income	Net Income (Loss)	% Change
(Millions of dollars)						
AmeriGas Propane	$ 53.2	26.0%	$ 25.1	14.2%	$ 28.1	112.0%
International Propane	44.9	22.0%	67.1	38.1%	(22.2)	(33.1)%
Gas Utility	59.0	28.9%	38.1	21.6%	20.9	54.9%
Electric Utility	13.7	6.7%	10.5	6.0%	3.2	30.5%
Energy Services	34.5	16.9%	31.3	17.8%	3.2	10.2%
Corporate & Other	(1.0)	(0.5)%	4.1	2.3%	(5.1)	N.M.
Total	$204.3	100.0%	$176.2	100.0%	$ 28.1	15.9%

N.M. – Variance is not meaningful.

Highlights – Fiscal 2007 versus Fiscal 2006

- The full-year benefit of the PG Energy Acquisition completed in August 2006 increased Fiscal 2007 net income from our Gas Utility.
- AmeriGas Propane operating income benefited from a $46.1 million gain on the sale of its Arizona LPG storage facility adding $12.5 million to UGI net income.
- Our European International Propane operations experienced record-setting warm temperatures which reduced volumes and margin and increased competitive pressures in the markets they serve.
- Greater average unit margins and sales volumes from AmeriGas Propane and Energy Services increased domestic operations' results in Fiscal 2007.
- New POLR rates effective January 2007 increased earnings from our Electric Utility.
- Our effective income tax rate in Fiscal 2007 was higher than in Fiscal 2006 as the Fiscal 2006 effective tax rate reflected management's lower estimate of taxes to be paid associated with planned repatriation of foreign earnings.
- Absence of losses recorded in Fiscal 2006 associated with debt extinguishments were offset by the absence of the gain recorded in Fiscal 2006 from the sale of our investment in Hunlock Creek Energy Ventures.

AmeriGas Propane:	2007	2006	Increase	
(Millions of dollars)				
Revenues	$2,277.4	$2,119.3	$158.1	7.5%
Total margin (a)	$ 840.2	$ 775.5	$ 64.7	8.3%
Partnership EBITDA (b)	$ 338.7	$ 237.9	$100.8	42.4%
Operating income	$ 265.8	$ 184.1	$ 81.7	44.4%
Retail gallons sold (millions)	1,006.7	975.2	31.5	3.2%
Degree days - % warmer than normal (c)	6.5%	10.2%	–	–

(a) Total margin represents total revenues less total cost of sales.

(b) Partnership EBITDA (earnings before interest expense, income taxes and depreciation and amortization) should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under accounting principles generally accepted in the United States of America. Management uses Partnership EBITDA as the primary measure of segment profitability for the AmeriGas Propane reportable segment (see Note 16 to Consolidated Financial Statements).

(c) Deviation from average heating degree days for the 30-year period 1971-2000 based upon national weather statistics provided by the National Oceanic and Atmospheric Administration ("NOAA") for 335 airports in the United States, excluding Alaska.

Temperatures in the Partnership's service territories based upon heating degree days during Fiscal 2007 were 6.5% warmer than normal compared with temperatures that were 10.2% warmer than normal during Fiscal 2006. Retail propane volumes sold increased approximately 3.2% reflecting greater demand attributable to the colder weather and the effects of higher sales in our AmeriGas Cylinder Exchange program.

Retail propane revenues increased $142.5 million in Fiscal 2007 reflecting an $83.8 million increase due to higher average selling prices and a $58.7 million increase due to the higher volumes sold. Wholesale propane revenues decreased slightly reflecting a $2.6 million decrease due to lower volumes sold largely offset by a $2.5 million increase due to higher average selling prices. In Fiscal 2007, our average retail propane product cost per retail gallon sold was approximately 4% higher than in Fiscal 2006 resulting in higher year-over-year prices to our customers. Total cost of sales increased to $1,437.2 million in Fiscal 2007 from $1,343.8 million in Fiscal 2006 primarily reflecting the increase in propane product costs and the increased volumes sold. Total margin increased $64.7 million principally due to the higher volumes, higher average retail propane margins per gallon and increased fee income in response to increases in operating and administrative expenses.

Partnership EBITDA during Fiscal 2007 increased $100.8 million as a result of the previously mentioned increase in total margin, a $46.1 million gain from the sale of the Partnership's storage facility in Arizona, and the absence of a $17.1 million loss on early extinguishments of debt recorded in Fiscal 2006 partially offset by a $27.2 million increase in operating and administrative expenses. The $17.1 million loss on early extinguishments of debt during Fiscal 2006 was associated with the refinancings of AmeriGas Propane, L.P.'s ("AmeriGas OLP's") Series A and Series C First Mortgage Notes totaling $228.8 million, and AmeriGas Partners' 10% Senior Notes totaling $59.6 million, with $350 million of 7.125% AmeriGas Partners' Senior Notes due 2016. The Partnership also used a portion of the proceeds from the issuance of the 7.125% Senior Notes to repay AmeriGas OLP's $35 million term loan. The increase in Fiscal 2007 operating and

Financial Review (continued)

administrative expenses principally resulted from higher (1) employee compensation and benefits, (2) vehicle costs and (3) maintenance and repair expenses. Both Fiscal 2007 and 2006 benefited from favorable expense reductions related to general insurance primarily reflecting improved claims experience.

Operating income increased $81.7 million in Fiscal 2007 mainly reflecting the previously mentioned $64.7 million increase in Partnership margin and the $46.1 million gain from the sale of the Partnership's storage facility in Arizona partially offset by the increase in operating and administrative expenses and depreciation expense.

International Propane:	2007	2006	Decrease	
(Millions of euros)				
Revenues	€602.4	€776.5	€(174.1)	(22.4)%
Total margin (a)	€309.8	€350.5	€ (40.7)	(11.6)%
Operating income	€ 73.3	€ 99.9	€ (26.6)	(26.6)%
Income before income taxes	€ 51.4	€ 79.8	€ (28.4)	(35.6)%
(Millions of dollars)				
Revenues	$800.4	$945.5	$(145.1)	(15.3)%
Total margin (a)	$411.8	$428.3	$ (16.5)	(3.9)%
Operating income	$ 94.5	$119.3	$ (24.8)	(20.8)%
Income before income taxes	$ 64.1	$ 93.9	$ (29.8)	(31.7)%
Antargaz retail gallons sold (millions)	269.1	315.2	(46.1)	(14.6)%
Degree days - % warmer than normal - Antargaz (b)	21.1%	3.6%	–	–

(a) Total margin represents total revenues less total cost of sales.

(b) Deviation from average heating degree days for the 30-year period 1971-2000 at more than 30 locations in our French service territory.

Based upon heating degree day data, temperatures in Antargaz' service territory were approximately 21% warmer than normal in Fiscal 2007 compared to temperatures that were approximately 3.6% warmer than normal in Fiscal 2006. Flaga experienced similar record-setting warm weather across its service territories during Fiscal 2007. Antargaz' retail LPG volumes sold decreased to 269.1 million gallons in Fiscal 2007 from 315.2 million gallons in Fiscal 2006. The decrease in Antargaz retail volumes sold occurred across all of Antargaz' customer classes and was in large part the result of significantly warmer weather and, to a lesser extent, customer conservation and increased competitive pressures from other LPG marketers and alternate fuels. Flaga's volumes declined largely reflecting the absence of volumes from its previously consolidated Czech Republic and Slovakia businesses which were contributed to ZLH in February 2006. Flaga's 50% ownership interest in ZLH has been accounted for under the equity method since its formation in February 2006. International base-currency results are translated into U.S. dollars based upon exchange rates experienced during the reporting periods. During Fiscal 2007, the monthly average currency translation rate was $1.34 per euro compared to a rate of $1.23 per euro during Fiscal 2006.

International Propane euro-based revenues decreased €174.1 million during Fiscal 2007 primarily reflecting (1) a decline of approximately €90.8 million principally due to Antargaz' lower retail volumes sold at slightly lower average prices, (2) approximately €46.7 million in lower revenues from Antargaz' low-margin wholesale sales, (3) the absence of revenues from Flaga's Czech Republic and Slovakia businesses subsequent to the formation of ZLH in February 2006 and lower revenues from Flaga's wholly owned Austrian business, and (4) lower ancillary sales and services. International Propane's total cost of sales decreased to €388.6 million in Fiscal 2007 from €517.2 million in Fiscal 2006 largely reflecting the effects of the lower retail volumes sold, LPG product costs that were lower than in Fiscal 2006 and the decline in low-margin wholesale sales. Although LPG product costs were lower in Fiscal 2007 than in Fiscal 2006, they were volatile and remained at historically high levels.

Total margin decreased €40.7 million or 11.6% in Fiscal 2007 largely reflecting (1) the lower retail volumes sold partially offset by higher average margins per retail gallon and (2) lower margin from ancillary sales and services. In U.S. dollars, total margin declined a less dramatic 3.9% reflecting the effects of the stronger euro versus the U.S. dollar during Fiscal 2007.

International Propane operating income declined €26.6 million in Fiscal 2007 principally reflecting the lower total margin partially offset by a €10.7 million decrease in operating and administrative expenses. The decrease in operating and administrative expenses is largely the result of decreases in Antargaz' employee compensation and benefits expenses and vehicle costs and decreases in Flaga's expenses due in large part to the absence of expenses from the businesses contributed to ZLH in February 2006.

The decrease in International Propane income before income taxes principally reflects the previously described decrease in operating income as slightly lower base-currency interest expense and the absence of a loss on extinguishment of debt recorded in Fiscal 2006 were largely offset by changes in minority interest. The decrease in interest expense is attributable to interest savings as a result of our refinancings which are discussed further in Financial Condition and Liquidity. The changes in minority interest reflect the minority interest holder's share of costs associated with the shut-down of one of Antargaz' majority-owned filling centers in Fiscal 2006.

Gas Utility:	2007	2006	Increase	
(Millions of dollars)				
Revenues	$1,044.9	$724.0	$320.9	44.3%
Total margin (a)	$ 303.4	$201.1	$102.3	50.9%
Operating income	$ 136.6	$ 84.2	$ 52.4	62.2%
Income before income taxes	$ 96.7	$ 62.4	$ 34.3	55.0%
System throughput - billions of cubic feet ("bcf")	131.8	82.6	49.2	59.6%
Degree days - % warmer than normal (b)	4.7%	8.7%	–	–

(a) Total margin represents total revenues less total cost of sales.

(b) Deviation from average heating degree days for the 30-year period 1975-2004 based upon weather statistics provided by NOAA for airports located within Gas Utility's service territory.

Temperatures in Gas Utility's service territory based upon heating degree days were 4.7% warmer than normal in Fiscal 2007 compared with temperatures that were 8.7% warmer than normal in Fiscal 2006. Total distribution system throughput increased 49.2 bcf reflecting a 43.4 bcf increase from the full-year results of PNG Gas and greater UGI Gas distribution system throughput. The greater UGI Gas distribution system throughput primarily reflects (1) greater interruptible delivery service throughput and (2) increased sales to retail core-market customers as a result of the colder Fiscal 2007 weather and year-over-year growth in the number of UGI Gas customers.

Gas Utility revenues increased $320.9 million during Fiscal 2007 principally reflecting $308.9 million of incremental revenues attributable to the full year results of PNG Gas and a $37.5 million increase in UGI Gas revenues from greater low-margin off-system sales. These increases were partially offset by a $30.7 million decrease in revenues from UGI Gas' retail core-market customers as a result of lower average PGC rates. Gas Utility's cost of gas was $741.5 million in Fiscal 2007 compared to $522.9 million in Fiscal 2006 largely reflecting the effects of the full-year results of PNG Gas and greater cost of gas associated with the higher UGI Gas off-system sales partially offset by the effects of the previously mentioned lower average UGI Gas PGC rates.

Gas Utility total margin in Fiscal 2007 increased $102.3 million primarily reflecting $93.0 million of incremental margin from the full-year results of PNG Gas and a $9.3 million increase in UGI Gas' total margin. The increase in UGI Gas' total margin in Fiscal 2007 principally reflects greater margin from retail core-market customers on higher volumes and higher average interruptible delivery service unit margins reflecting higher natural gas versus oil price spreads.

Gas Utility operating income increased to $136.6 million in Fiscal 2007 from $84.2 million in Fiscal 2006 principally reflecting the previously mentioned increase in total margin and slightly higher other income partially offset by a $39.5 million increase in operating and administrative expenses and $14.1 million higher depreciation and amortization expense. The increase in total operating and administrative expenses and depreciation and amortization expense principally reflects the full-year results of PNG Gas.

The increase in Gas Utility income before income taxes reflects the higher operating income partially offset by an increase of $18.1 million in interest expense. The increase in interest expense is principally due to higher long- and short-term debt outstanding, primarily as a result of the PG Energy Acquisition, and higher short-term interest rates.

Electric Utility:	2007	2006	Increase	
(Millions of dollars)				
Revenues	$121.9	$98.0	$23.9	24.4%
Total margin (a)	$ 47.3	$41.7	$ 5.6	13.4%
Operating income	$ 26.0	$20.7	$ 5.3	25.6%
Income before income taxes	$ 23.6	$18.2	$ 5.4	29.7%
Distribution sales - millions of kilowatt hours ("gwh")	1,010.6	1,005.0	5.6	0.6%

(a) Total margin represents total revenues less total cost of sales and revenue-related taxes, i.e. gross receipts taxes of $6.8 million and $5.3 million in Fiscal 2007 and Fiscal 2006, respectively. For financial statement purposes, revenue-related taxes are included in "Utility taxes other than income taxes" on the Consolidated Statements of Income.

Electric Utility's Fiscal 2007 kilowatt-hour sales were approximately equal to those of Fiscal 2006. Electric Utility revenues increased $23.9 million in Fiscal 2007 largely reflecting the effects of higher POLR rates. In accordance with the terms of our June 2006 POLR Settlement, Electric Utility increased its POLR rates effective January 1, 2007. This increase raised the average cost to residential customers by approximately 35% over costs in effect during calendar year 2006. Electric Utility's cost of sales increased to $67.8 million in Fiscal 2007 from $51.0 million in Fiscal 2006 principally reflecting higher per unit purchased power costs.

Electric Utility total margin increased $5.6 million during Fiscal 2007 principally reflecting the effects of the higher POLR rates partially offset by the higher per-unit purchased power costs.

The increase in Fiscal 2007 Electric Utility operating income and income before income taxes principally reflects the increase in total margin partially offset by slightly higher operating and administrative expenses.

Energy Services:	2007	2006	Increase (Decrease)	
(Millions of dollars)				
Revenues	$1,336.1	$1,414.3	$(78.2)	(5.5)%
Total margin (a)	$ 100.9	$ 86.1	$ 14.8	17.2%
Operating income	$ 57.4	$ 53.1	$ 4.3	8.1%
Income before income taxes	$ 57.4	$ 53.1	$ 4.3	8.1%

(a) Total margin represents total revenues less total cost of sales.

Notwithstanding the effects of a 4% increase in natural gas volumes sold and higher electric generation kilowatt-hour sales, Energy Services revenues decreased to $1,336.1 million in Fiscal 2007 from $1,414.3 million in Fiscal 2006 principally reflecting the revenue effects of lower natural gas prices.

Total margin increased to $100.9 million in Fiscal 2007 from $86.1 million in Fiscal 2006. The increase in total margin is primarily attributable to higher natural gas unit margins, the previously mentioned increase in natural gas volumes sold, and improved results from storage management and peaking supply services.

Financial Review (continued)

The increase in Energy Services operating income and income before income taxes principally reflects the increase in total margin largely offset by the absence of a $9.1 million pre-tax gain on the sale of Energy Ventures recorded in Fiscal 2006 and increased operating and administrative expenses due in part to the full-year consolidation of the Hunlock Creek Electric Generation station acquired as a result of the sale of Energy Ventures in March 2006 and greater compensation and benefits costs.

Interest Expense and Income Taxes. Consolidated interest expense increased to $139.6 million in Fiscal 2007 from $123.6 million in Fiscal 2006 principally due to higher interest expense associated with the PG Energy Acquisition debt partially offset by the full-year benefits of AmeriGas Partners debt refinancing in Fiscal 2006. Our effective income tax rate in Fiscal 2007 was higher than in Fiscal 2006 as the Fiscal 2006 effective tax rate reflected management's lower estimate of taxes to be paid associated with planned repatriation of foreign earnings.

Financial Condition and Liquidity

Capitalization and Liquidity

Total cash and cash equivalents not subject to restriction were $245.2 million at September 30, 2008 compared with $251.8 million at September 30, 2007. Excluding cash and cash equivalents not subject to restriction at UGI's operating subsidiaries of $148.0 million, and excluding the $120 million cash contribution made to UGI Utilities on September 25, 2008 in conjunction with the CPG Acquisition (as further described below), UGI had $97.2 million of cash and cash equivalents at September 30, 2008. In connection with the previously mentioned October 1, 2008, CPG Acquisition, on September 25, 2008, UGI made a $120 million cash contribution to UGI Utilities. This cash contribution was used by UGI Utilities to reduce its bank loans outstanding. On October 1, 2008, UGI Utilities borrowed under its revolving credit agreement to fund a portion of the CPG Acquisition. Cash and cash equivalents at UGI's operating subsidiaries at September 30, 2008 include $70.4 million (€50 million) of cash and cash equivalents at Antargaz generated from bank loan borrowings in September 2008 as further described below under "International Propane."

The primary sources of UGI's cash and cash equivalents are the dividends and other cash payments made to UGI or its corporate subsidiaries by its principal business units.

AmeriGas Propane's ability to pay dividends to UGI is dependent upon distributions it receives from AmeriGas Partners. At September 30, 2008, its 44% effective ownership interest in the Partnership consisted of approximately 24.7 million Common Units and its combined 2% general partner interests. Approximately 45 days after the end of each fiscal quarter, the Partnership distributes all of its Available Cash (as defined in the Third Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, as amended, the "Partnership Agreement") relating to such fiscal quarter. The ability of the Partnership to pay distributions depends upon a number of factors. These factors include (1) the level of Partnership earnings; (2) the cash needs of the Partnership's operations (including cash needed for maintaining and increasing operating capacity); (3) changes in operating working capital; and (4) the ability of the Partnership to borrow under its Credit Agreement, to refinance maturing debt and to increase its long-term debt. Some of these factors are affected by conditions beyond the Partnership's control including weather, competition in markets it serves, the cost of propane and capital market conditions.

During Fiscal 2008, Fiscal 2007 and Fiscal 2006, our principal business units paid cash dividends and made cash payments to UGI and its subsidiaries as follows:

Year Ended September 30,	**2008**	2007	2006
(Millions of dollars)			
AmeriGas Propane	**$ 38.6**	$ 53.8	$ 38.3
UGI Utilities	**68.8**	40.0	37.6
International Propane	**60.7**	68.4	104.6
Energy Services	**18.4**	6.1	34.8
Total	**$186.5**	$168.3	$215.3

Dividends and other cash distributions are available to pay dividends on UGI Common Stock and for investment purposes. The higher dividend from AmeriGas Propane in Fiscal 2007 reflects the benefit of a one-time $0.25 per AmeriGas Partners Common Unit ("Common Unit") increase in the August 2007 quarterly distribution and the associated increased General Partner distribution resulting from the July 2007 sale of the Partnership's 3.5 million barrel LPG storage facility (See Note 2 to Consolidated Financial Statements). The higher dividend and cash payments from International Propane in Fiscal 2006 largely reflect the effects of Antargaz' significantly higher earnings in Fiscal 2005 and its December 2005 refinancing. Energy Services dividends in Fiscal 2006 included, in part, dividends of proceeds from the sale of its 50% interest in Energy Ventures (see Note 2 to Consolidated Financial statements).

On April 29, 2008, UGI's Board of Directors approved an increase in the quarterly dividend rate on UGI Common Stock to $0.1925 per share, or $0.77 per share on an annual basis, effective with the dividend payable on July 1, 2008 to shareholders of record on June 16, 2008. On April 28, 2008, AmeriGas Propane's Board of Directors approved an increase in the quarterly distribution rate on Common Units to $0.64 per Common Unit ($2.56 annually) from $0.61 per Common Unit ($2.44 annually) previously. The increase in AmeriGas Partners' distribution was effective with the payment of its distribution for the quarter ended March 31, 2008 paid on May 18, 2008.

The Company's debt outstanding at September 30, 2008 totaled $2,205.5 million (including current maturities of long-term debt of $81.8 million) compared to $2,252.4 million of debt outstanding (including current maturities of long-term debt of $14.7 million) at September 30, 2007. The slight decrease in total debt outstanding at September 30, 2008 principally reflects net repayments of debt totaling $42.6 million. Total debt outstanding at September 30, 2008 principally consists of $933.4 million of

Partnership debt, $668.9 million (€475.2 million) of International Propane debt, including the previously mentioned €50 million ($70.4 million) of Antargaz bank loans, $589 million of UGI Utilities' debt, and $14.2 million of other debt, as further described below. In May 2008, a first-tier subsidiary of UGI issued $14 million of amortizing fifteen-year long-term debt collateralized by UGI Corporation's headquarters building.

AmeriGas Partners. AmeriGas Partners' total debt outstanding at September 30, 2008 includes long-term debt comprising $779.7 million of AmeriGas Partners' Senior Notes, $150.3 million of AmeriGas OLP First Mortgage Notes and $3.4 million of other long-term debt. There were no borrowings outstanding under AmeriGas OLP's Credit Agreement at September 30, 2008. AmeriGas OLP expects to refinance $70 million of long-term debt maturing in March 2009 with proceeds from the issuance of a term loan.

AmeriGas OLP's Credit Agreement expires on October 15, 2011 and consists of (1) a $125 million Revolving Credit Facility and (2) a $75 million Acquisition Facility. The Revolving Credit Facility may be used for working capital and general purposes of AmeriGas OLP. The Acquisition Facility provides AmeriGas OLP with the ability to borrow up to $75 million to finance the purchase of propane businesses or propane business assets or, to the extent it is not so used, for working capital and general purposes, subject to restrictions in the AmeriGas OLP First Mortgage Notes. Issued and outstanding letters of credit under the Revolving Credit Facility, which reduce the amount available for borrowings, totaled $42.9 million at September 30, 2008 and $58.0 million at September 30, 2007. AmeriGas OLP's short-term borrowing needs are seasonal and are typically greatest during the fall and winter heating-season months due to the need to fund higher levels of working capital. The average daily and peak bank loan borrowings outstanding under the Credit Agreement in Fiscal 2008 were $39.1 million and $106.0 million, respectively. The average daily and peak bank loan borrowings outstanding under the Credit Agreement in Fiscal 2007 were $1.6 million and $92.0 million, respectively. At September 30, 2008, the Partnership's available borrowing capacity under the Credit Agreement was $157.1 million.

Although commodity propane prices increased through much of Fiscal 2008, a precipitous decline in prices in late Fiscal 2008 which continued into Fiscal 2009 has resulted in greater cash needed by the Partnership to fund counterparty collateral requirements. These collateral requirements are associated with derivative financial instruments used by the Partnership to manage market price risk associated with fixed sales price commitments to customers principally during the heating season months of October through March. At September 30, 2008, the Partnership had made collateral deposits of $17.8 million associated with these derivative financial instruments. At November 20, 2008, such collateral deposits totaled $144.5 million. In order to reduce the Partnership's cash collateral payment obligations and to provide the Partnership with more borrowing flexibility and a more cost effective use of its Credit Agreement, in October 2008, UGI agreed to provide guarantees of up to $50 million to AmeriGas OLP's propane suppliers through September 30, 2009. In addition, on November 14, 2008, AmeriGas OLP entered into a revolving credit agreement with two major banks ("Supplemental Credit Agreement"). The Supplemental Credit Agreement expires on May 14, 2009 and permits AmeriGas OLP to borrow up to $50 million for working capital and general purposes. Except for more restrictive covenants regarding the incurrence of additional indebtedness by AmeriGas OLP, the Supplemental Credit Agreement has restrictive covenants substantially similar to the existing AmeriGas OLP Credit Agreement. At November 20, 2008, the Partnership had $49.5 million of available borrowing capacity under its revolving credit agreements and $25.0 million of unused UGI guarantees.

Based upon existing cash balances, the availability of the UGI guarantees, cash expected to be generated from operations, and borrowings available under AmeriGas OLP's Credit Agreement and the Supplemental Credit Agreement, the Partnership's management believes that the Partnership will be able to meet its anticipated contractual commitments and projected cash needs during Fiscal 2009. In addition, the Partnership's management believes its liquidity will begin to improve in December 2008.

AmeriGas OLP must meet certain financial covenants in order to borrow under its Credit Agreement and its Supplemental Credit Agreement including, but not limited to, a minimum interest coverage ratio, a maximum debt to EBITDA ratio and a minimum EBITDA, as defined. AmeriGas OLP's financial covenants calculated as of September 30, 2008 permitted it to borrow up to the maximum amount available under the Credit Agreement. For a more detailed discussion of the Partnership's credit facilities, see Note 3 to Consolidated Financial Statements.

International Propane. International Propane's total debt at September 30, 2008 includes long-term debt comprising $534.9 million (€380 million) outstanding under Antargaz' Senior Facilities term loan and $50.7 million (€36.0 million) outstanding under Flaga's term loan. Total International Propane debt outstanding at September 30, 2008 also includes $70.4 million (€50 million) outstanding under Antargaz' revolving credit facility, $9.0 million (€6.4 million) outstanding under Flaga's working capital facility and $3.9 million (€2.8 million) of other Antargaz and Flaga long-term debt.

Antargaz. In December 2005, AGZ executed a five-year floating-rate Senior Facilities Agreement that expires on March 31, 2011 and consists of (1) a €380 million variable-rate term loan and (2) a €50 million revolving credit facility. AGZ executed interest rate swap agreements to fix the underlying euribor rate of interest on the term loan at approximately 3.25% for the duration of the loan. The effective interest rate on Antargaz' term loan at September 30, 2008 was 4.40%. The proceeds from the term loan were used to repay its €175 million term loan, to fund the redemption of its €165 million High Yield Bonds and for general corporate purposes. During October 2008, the Senior Facilities Agreement was amended to include a €50 million letter of credit facility. In order to minimize the interest margin it pays on Senior

Financial Review (continued)

Facilities Agreement borrowings, in September 2008 Antargaz borrowed €50 million ($70.4 million), the total amount available under its revolving credit facility, which amount remained outstanding at September 30, 2008. This amount is included in bank loans on the Consolidated Balance Sheet. Excluding this borrowing in September 2008, no other amounts were borrowed under the revolving credit facility during Fiscal 2008. This borrowing was repaid by Antargaz on October 27, 2008.

The Senior Facilities term loan is collateralized by substantially all of Antargaz' shares in its subsidiaries and by substantially all of its accounts receivable. Antargaz' management believes that it will be able to meet its anticipated contractual commitments and projected cash needs during Fiscal 2009 with cash generated from operations, borrowings under its revolving credit facility and guarantees under its letter of credit facility.

The Senior Facilities Agreement restricts the ability of Antargaz to, among other things, incur additional indebtedness and make investments. For a more detailed discussion of Antargaz' debt, see Note 3 to Consolidated Financial Statements.

Flaga. Effective in July 2006, Flaga entered into a euro-based variable rate term loan facility in the amount of €48 million (€36 million of which is outstanding at September 30, 2008) and a working capital facility with a major European bank for up to €8 million both of which expire in September 2011. Borrowings under the working capital facility commitment totaled €6.4 million ($9.0 million) at September 30, 2008. Generally, principal payments on the term loan of €3 million are due semi-annually on March 31 and September 30 each year through 2010 with final payments totaling €6.0 million, €6.4 million and €14.6 million in March, August and September 2011, respectively. In November 2006, Flaga effectively fixed the euribor component of its interest rate on a substantial portion of its term loan through September 2011 at 3.91% by entering into an interest rate swap agreement. The effective interest rate on Flaga's term loan at September 30, 2008 was 4.80%. Debt issued under these agreements is guaranteed by UGI. Flaga's joint venture, ZLH, has multi-currency working capital facilities that provide for borrowings up to a total of €16 million, half of which is guaranteed by UGI. At September 30, 2008, the total amount outstanding under the ZLH facility was €14.2 million ($20 million). For a more detailed discussion of Flaga's debt, see Note 3 to Consolidated Financial Statements.

UGI Utilities. UGI Utilities' total debt outstanding at September 30, 2008 includes long-term debt comprising $275 million of Senior Notes and $257 million of Medium-Term Notes. Total debt outstanding also includes $57 million under UGI Utilities' Revolving Credit Agreement. In January 2008, UGI Utilities issued $20 million of Medium-Term Notes due 2018 bearing interest at a rate of 5.67%. The proceeds were used by UGI Utilities to reduce borrowings under the Revolving Credit Agreement. In connection with the CPG Acquisition, on October 1, 2008, UGI Utilities issued $108 million face amount of 6.375% Senior Notes due 2013.

UGI Utilities may borrow up to a total of $350 million under its Revolving Credit Agreement. This agreement expires in August 2011. At September 30, 2008 and 2007, there was $57 million and $190 million, respectively, outstanding under the Revolving Credit Agreement. As previously mentioned, the September 30, 2008 amount is reduced by the $120 million cash contribution made by UGI on September 25, 2008 to finance a portion of the CPG Acquisition on October 1, 2008. Amounts outstanding under the Revolving Credit Agreement are classified as bank loans on the Consolidated Balance Sheets. UGI Utilities' Revolving Credit Agreement requires it to maintain a maximum ratio of Consolidated Debt to Consolidated Total Capital, as defined, of 0.65 to 1.00. During Fiscal 2008 and Fiscal 2007, peak bank loan borrowings totaled $267.0 million and $259.0 million, respectively. Peak bank loan borrowings typically occur during the peak heating season months of December and January when UGI Utilities' investment in working capital, principally accounts receivable and inventories, is generally greatest. Average daily bank loan borrowings were $121.0 million in Fiscal 2008 and $164.3 million in Fiscal 2007.

UGI Utilities has a shelf registration statement with the U.S. Securities and Exchange Commission under which it may issue up to an additional $112 million of debt securities subject to the financial ratio covenant in its Revolving Credit Agreement and PUC approval.

Based upon cash expected to be generated from Gas Utility and Electric Utility operations, including those of CPG, and borrowings available under its Revolving Credit Agreement and our ability to issue public debt, UGI Utilities' management believes that it will be able to meet its anticipated contractual and projected cash commitments, including those of CPG, during Fiscal 2009. For a more detailed discussion of UGI Utilities' long-term debt and Revolving Credit Agreement, see Note 3 to Consolidated Financial Statements.

Energy Services. Energy Services has a $200 million receivables purchase facility ("Receivables Facility") with an issuer of receivables-backed commercial paper expiring in April 2009, although the Receivables Facility may terminate prior to such date due to the termination of commitments of the Receivables Facility's back-up purchasers. Management expects it will extend or replace the Receivables Facility prior to its termination date.

Under the Receivables Facility, Energy Services transfers, on an ongoing basis and without recourse, its trade accounts receivable to its wholly owned, special purpose subsidiary, Energy Services Funding Corporation ("ESFC"), which is consolidated for financial statement purposes. ESFC, in turn, has sold, and subject to certain conditions, may from time to time sell, an undivided interest in the receivables to a commercial paper conduit of a major bank. ESFC was created and has been structured to isolate its assets from creditors of Energy Services and its affiliates, including UGI. This two-step transaction is accounted for as a sale of receivables following the provisions of Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and

Extinguishments of Liabilities." Energy Services continues to service, administer and collect trade receivables on behalf of the commercial paper issuer and ESFC. At September 30, 2008, the outstanding balance of ESFC trade receivables was $28.7 million which is net of $71.0 million that was sold to the commercial paper conduit and removed from the balance sheet. During Fiscal 2008 and 2007, peak borrowings were $71.0 million and $76.0 million, respectively. Based upon cash expected to be generated from operations, borrowings available under its Receivables Facility, and capital contributions from UGI for capital projects, management believes that Energy Services will be able to meet its anticipated contractual and projected cash commitments during Fiscal 2009.

Effect of Recent Market Conditions

The recent unprecedented volatility in credit and capital markets may create additional risks to our businesses in the future. We are exposed to financial market risk resulting from, among other things, changes in interest rates, foreign currency exchange rates and conditions in the credit and capital markets. Recent developments in the credit markets increase our possible exposure to the liquidity and credit risks of our suppliers, counterparties associated with derivative financial instruments and our customers.

We believe that each of our business units has sufficient liquidity in the form of revolving credit facilities, letters of credit and guarantee arrangements to fund business operations including the cash collateral and margin deposit requirements of our product cost management activities resulting from recent steep declines in natural gas and propane commodity prices. Additionally, we do not have significant amounts of long-term debt maturing or revolving credit agreements terminating in the next several fiscal years. Accordingly, we do not believe that recent conditions in the credit and capital markets will have a significant impact on our liquidity. Although we believe that recent financial market conditions will not have a significant impact on our ability to fund our existing operations, such market conditions could restrict our ability to make a significant acquisition or limit the scope of major capital projects if access to credit and capital markets is limited and could adversely affect our operating results.

We are subject to credit risk relating to the ability of counterparties to meet their contractual payment obligations or the potential non-performance of counterparties to deliver contracted commodities or services at contract prices. We monitor our counterparty credit risk exposure in order to minimize credit risk with any one supplier or financial instrument counterparty. Our business units generally have diverse customer bases that span broad geographic, economic and demographic constituencies. No single customer in any of our business units represents more than ten percent of our revenues or operating income. Notwithstanding this diverse customer profile, current conditions in the credit markets could affect the ability of some of our customers to pay timely or result in increased customer bankruptcies which may lead to increased bad debts.

We sponsor funded defined benefit pension and postretirement benefit plans. We believe that the oversight of the plans' investments is rigorous and that our investment strategies are prudent. During Fiscal 2008, actual returns on plans' investments were significantly below the expected rate of return due to adverse conditions in the financial markets. Reductions in asset values from the lower than expected investment performance resulted in increases in the plans' unfunded status and, in accordance with the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"), a decrease in shareholders' equity. Notwithstanding the investment results in Fiscal 2008, we do not expect that we will be required to make significant contributions to the plans in Fiscal 2009. Continued actual returns below the expected rates of return would, however, accelerate the timing and increase the amount of future contributions to these plans beyond Fiscal 2009. Additionally, reduced benefit plan assets would likely result in increased benefit expense in future years.

As previously mentioned, in order to manage market risk associated with the Partnership's fixed-price programs which permit customers to lock in the prices they pay for propane, the Partnership has entered into derivative financial instruments that have collateral provisions. These derivative instruments are used to manage market price risk principally during the heating-season months of October through March. If market prices for propane were to continue to fall during the Fiscal 2009 heating season, we could be required to make significant additional cash collateral payments or provide guarantees. The Partnership's management believes it has sufficient liquidity to meet such obligations and its projected cash needs in Fiscal 2009. In addition, the Partnership's management believes its liquidity will begin to improve in December 2008.

Cash Flows

Operating Activities. Due to the seasonal nature of the Company's businesses, cash flows from operating activities are generally strongest during the second and third fiscal quarters when customers pay for natural gas, LPG, electricity and other energy products consumed during the peak heating season months. Conversely, operating cash flows are generally at their lowest levels during the first and fourth fiscal quarters when the Company's investment in working capital, principally inventories and accounts receivable, is generally greatest. AmeriGas Propane and UGI Utilities primarily use bank loans to satisfy their seasonal operating cash flow needs. Energy Services uses its Receivables Facility to satisfy its operating cash flow needs. During Fiscal 2008, Fiscal 2007 and Fiscal 2006, Antargaz generally funded its operating cash flow needs without using its revolving credit facility.

Year-to-year variations in cash flow from operations can be significantly affected by changes in operating working capital especially during periods of volatile energy commodity prices. During most of Fiscal 2008, commodity prices of natural gas

Financial Review (continued)

and LPG increased significantly. The increases in commodity prices resulted in higher investments in accounts receivable and inventory during much of Fiscal 2008. Late in Fiscal 2008 and continuing into Fiscal 2009, falling natural gas and LPG prices have resulted in greater cash required to fund commodity futures margin and counterparty collateral requirements associated with Gas Utility's, Energy Services' and the Partnership's product cost management activities.

Cash flow provided by operating activities was $464.4 million in Fiscal 2008, $456.2 million in Fiscal 2007 and $279.4 million in Fiscal 2006. Cash flow from operating activities before changes in operating working capital was $525.3 million in Fiscal 2008, $518.4 million in Fiscal 2007 and $404.6 million in Fiscal 2006. Changes in operating working capital required operating cash flow of $60.9 million in Fiscal 2008, $62.2 million in Fiscal 2007 and $125.2 million in Fiscal 2006. Cash flow from changes in operating working capital principally reflects the impacts of the timing of and changes in LPG and natural gas prices on cash receipts from customers, as reflected in changes in accounts receivable and accrued utility revenues; the timing of and increases in LPG and natural gas prices on our investments in inventories; the timing of cash recoveries in excess of purchase gas costs through Gas Utility's PGC recovery mechanism including settled gains on natural gas futures contracts; the effects of the timing of payments and increased purchase price per gallon of LPG and natural gas on accounts payable; and net collateral deposits of $17.8 million associated with Partnership derivative contracts. The significant increase in cash flow from operating activities in Fiscal 2007 compared to Fiscal 2006 largely reflects greater cash flow from UGI Utilities, reflecting the full-year effects of PNG Gas and lower cash used for working capital purposes, and greater cash flow from AmeriGas Propane principally reflecting the cash flow effects of the Partnership's improved Fiscal 2007 financial performance.

Investing Activities. Investing activity cash flow is principally affected by investments in property, plant and equipment, cash paid for acquisitions of businesses, changes in restricted cash balances and proceeds from sales of assets. Net cash flow used in investing activities was $289.5 million in Fiscal 2008, $223.8 million in Fiscal 2007 and $707.5 million in Fiscal 2006. Fiscal 2008 investing activity cash flows include a $57.5 million increase in restricted margin deposits in natural gas futures accounts due to declining natural gas prices late in Fiscal 2008. The significant Fiscal 2006 cash flow used by investing activities reflects in large part $580 million paid at settlement for the PG Energy Acquisition. Cash flow for acquisitions in Fiscal 2007, principally Partnership propane business acquisitions, totaled $78.8 million. During Fiscal 2007, the Partnership also received $49.0 million in cash proceeds from the sale of its Arizona storage facility and UGI Utilities received $23.7 million in settlement of its working capital adjustment associated with the PG Energy Acquisition. During Fiscal 2008, Fiscal 2007 and Fiscal 2006, we spent $232.1 million, $223.1 million and $191.7 million, respectively, for property, plant and equipment. The increase in Fiscal 2007 expenditures compared with Fiscal 2006 reflects in large part the full-year affects of the PNG Gas acquisition.

Financing Activities. Cash flow (used) provided by financing activities was $(180.1) million, $(178.5) million and $299.7 million in Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively. Changes in cash flow from financing activities are primarily due to issuances and repayments of long-term debt, net bank loan borrowings, dividends and distributions on UGI Common Stock and AmeriGas Partners Common Units and issuances of AmeriGas Partners Common Units and UGI Common Stock.

Fiscal 2008 issuances of long-term debt include $20 million of 5.67% ten-year Medium-Term notes of UGI Utilities the proceeds of which were used to reduce UGI Utilities Revolving Credit Agreement borrowings and $14 million of amortizing debt collateralized by UGI's corporate headquarters building. Fiscal 2007 issuances of long-term debt include $20 million of UGI Utilities' 6.17% Medium-Term Notes the proceeds of which were used to repay UGI Utilities maturing 7.17% Medium-Term Notes. We also made scheduled repayments of €6 million of Flaga's term loan during Fiscal 2008 and Fiscal 2007. Long-term debt issuances in Fiscal 2006 were affected by a number of significant financing transactions including the issuance of $275 million of UGI Utilities Senior Notes associated with the PG Energy Acquisition; a €380 million term loan entered into by Antargaz; and $350 million of Senior Notes issued by AmeriGas Partners. The proceeds from the Antargaz €380 million term loan were used to repay the then-existing €175 million Antargaz Senior Facilities term loan, redeem Antargaz €165 million High Yield Bonds and for general corporate purposes. The proceeds of the AmeriGas Partners Senior Notes were used to refinance AmeriGas OLP's $160 million Series A and $68.8 million Series C First Mortgage Notes, including a make-whole premium, its $35 million term loan due October 1, 2006, and $59.6 million of the Partnership's 10% Senior Notes.

Pension Plans

UGI Utilities sponsors two defined benefit pension plans ("Pension Plans") for employees of UGI Utilities, UGIPNG, UGI and certain of UGI's other subsidiaries. The fair value of Pension Plans' assets totaled $241.0 million and $290.1 million at September 30, 2008 and 2007, respectively. At September 30, 2008 and 2007, the underfunded position of Pension Plans, defined as the excess of the projected benefit obligations ("PBOs") over the Pension Plans' assets, was $59.6 million and $9.3 million, respectively. The increase in the underfunded status at September 30, 2008 principally resulted from changes in the fair value of Pension Plans' assets due to the general decline in the financial markets during Fiscal 2008. Antargaz employees are also covered by certain defined benefit pension and postretirement plans. The plan assets, PBOs and the funded statuses of these plans are not material.

Effective January 1, 2009, participation in Pension Plans will be closed to new hires, rehires or first transfers from affiliates. In lieu of participation in Pension Plans, these employees will receive enhanced benefits under company-sponsored 401(k) savings plans. The impact of this change is not expected to have a material effect on Fiscal 2009 postretirement benefit plans expense.

We believe we are in compliance with regulations governing defined benefit pension plans, including Employee Retirement Income Security Act of 1974 ("ERISA") rules and regulations, and we do not anticipate that we will be required to make contributions to Pension Plans during Fiscal 2009. In conjunction with the settlement of obligations under a subsidiary retirement benefit plan, Antargaz expects to make a payment of approximately €4.0 million during Fiscal 2009. Pre-tax pension costs associated with Pension Plans in Fiscal 2008, Fiscal 2007 and Fiscal 2006 were not material. Pension cost associated with Pension Plans in Fiscal 2009 is expected to be approximately $3.3 million.

SFAS 158 requires recognition of an asset or liability in the statement of financial position reflecting the funded status of pension as well as postretirement benefit plans such as retiree health and life, with current year changes recognized in shareholders' equity. We adopted SFAS 158 effective September 30, 2007. In accordance with the requirements of SFAS 158, through September 30, 2008 we have recorded cumulative after-tax charges to Common Stockholders' Equity of $39.4 million in order to reflect the funded status of these plans. For a more detailed discussion of the Pension Plans and other postretirement benefit plans, see Notes 1 and 5 to Consolidated Financial Statements.

Capital Expenditures

In the following table, we present capital expenditures (which exclude acquisitions but include capital leases) by our business segments for Fiscal 2008, Fiscal 2007 and Fiscal 2006. We also provide amounts we expect to spend in Fiscal 2009. We expect to finance Fiscal 2009 capital expenditures principally from cash generated by operations and borrowings under our credit facilities and cash on hand.

Year Ended September 30,	2009	2008	2007	2006
(Millions of dollars)	(estimate)			
AmeriGas Propane	$ 87.1	$ 62.8	$ 73.8	$ 70.7
International Propane	82.4	75.0	64.3	55.5
Gas Utility	74.8	58.3	66.2	49.2
Electric Utility	5.9	6.0	7.2	9.0
Energy Services	74.7	30.7	10.7	7.0
Other	2.6	1.4	0.9	0.3
Total	$327.5	$234.2	$223.1	$191.7

The higher Gas Utility capital expenditures expected in Fiscal 2009 is due to capital expenditures of CPG. The increase in Energy Services capital expenditures in Fiscal 2009 includes greater capital expenditures related to electric generation projects and liquefied natural gas and propane air plants. AmeriGas Propane capital expenditures in Fiscal 2009 include expenditures associated with a system software replacement.

Contractual Cash Obligations and Commitments

The Company has contractual cash obligations that extend beyond Fiscal 2008. Such obligations include scheduled repayments of long-term debt, interest on long-term fixed-rate debt, operating lease payments, unconditional purchase obligations for pipeline capacity, pipeline transportation and natural gas storage services and commitments to purchase natural gas, LPG and electricity, capital expenditures and derivative financial instruments. The following table presents contractual cash obligations under agreements existing as of September 30, 2008.

	Payments Due by Period				
	Total	Fiscal 2009	Fiscal 2010-2011	Fiscal 2012-2013	Thereafter
(Millions of dollars)					
Long-term debt (a)	$2,069.1	$ 81.8	$ 676.3	$ 67.1	$1,243.9
Interest on long-term fixed rate debt (b)	903.5	122.9	218.0	172.3	390.3
Operating leases	239.4	57.2	82.0	51.9	48.3
AmeriGas Propane supply contracts	36.5	36.5	–	–	–
International Propane supply contracts	414.3	414.3	–	–	–
Energy Services supply contracts	697.9	589.8	108.1	–	–
Gas Utility and Electric Utility supply, storage and transportation contracts	860.5	420.6	221.5	109.4	109.0
Derivative financial instruments (c)	114.1	103.2	10.9	–	–
Other purchase obligations (d)	36.3	35.3	1.0	–	–
Total	$5,371.6	$1,861.6	$1,317.8	$ 400.7	$1,791.5

(a) Based upon stated maturity dates. Excludes $108 million of 6.375% UGI Utilities Senior Notes due 2013 issued on October 1, 2008 in connection with the CPG Acquisition.

(b) Based upon stated interest rates adjusted for the effects of interest rate swaps. Excludes interest on $108 million of UGI Utilities 6.375% Senior Notes issued on October 1, 2008 in connection with the CPG Acquisition.

(c) Represents the sum of amounts due from us if derivative financial instrument liabilities were settled at the September 30, 2008 amounts reflected in the financial statements.

(d) Includes material capital expenditure obligations. Excludes CPG Acquisition purchase obligation of $303.0 million.

Components of other noncurrent liabilities included in our Consolidated Balances Sheet at September 30, 2008 principally comprise refundable tank and cylinder deposits (as further described in Note 1 to Consolidated Financial Statements under the caption "Refundable Tank and Cylinder Deposits"); property and casualty liabilities and obligations under environmental remediation agreements (see Note 10); pension and other postemployment benefit liabilities recorded in accordance with SFAS 158 (see Note 5); and liabilities associated with executive compensation plans (see Note 8). These liabilities are not included in the table of Contractual Cash Obligations and Commitments because they are estimates of future payments and not contractually fixed as to timing or amount.

Financial Review (continued)

Related Party Transactions

During Fiscal 2008, Fiscal 2007 and Fiscal 2006, we did not enter into any related-party transactions that had a material effect on our financial condition, results of operations or cash flows.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are expected to have a material effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Utility Regulatory Matters

Since 1999, all natural gas consumers in Pennsylvania, including core market customers, have been able to purchase gas supplies from entities other than natural gas distribution companies ("NGDCs"). Under the Gas Competition Act, NGDCs, like UGI Gas and PNG Gas, continue to serve as the supplier of last resort for all core market customers, and such sales of gas, as well as the distribution service provided by NGDCs, continue to be subject to rate regulation by the PUC. As of September 30, 2008, fewer than 1% of Gas Utility's core market customers purchase their gas from alternate suppliers.

In an order entered on November 30, 2006, the PUC approved a settlement of a base rate proceeding of PNG Gas. The settlement authorized PNG Gas to increase annual base rates $12.5 million, or approximately 4%, effective December 2, 2006.

As a result of the Electricity Generation Customer Choice and Competition Act that became effective January 1, 1997, all of Electric Utility's customers have the ability to acquire their electricity from entities other than Electric Utility. As of September 30, 2008, none of Electric Utility's customers have chosen an alternative electricity generation supplier and no alternate suppliers of electricity are currently offering such service in Electric Utility's service territory. Electric Utility remains the provider of last resort, or default service provider, for its customers that are not served by an alternate electric generation provider. The terms and conditions under which Electric Utility provides POLR service, and rules governing the rates that may be charged for such service through December 31, 2009, were established in a series of PUC approved settlements, the latest of which became effective on June 23, 2006 (collectively, the "POLR Settlement").

Electric Utility's POLR service rules provide for annual shopping periods during which customers may elect to remain on POLR service or choose an alternate supplier, if available. Customers who do not select an alternate supplier are obligated to remain on POLR service until the next shopping period. Residential customers who return to POLR service must remain on POLR service until the date of the second open shopping period after returning. Commercial and industrial customers who return to POLR service must remain on POLR service until the next open shopping period, and may, in certain circumstances, be subject to generation rate surcharges.

In accordance with the POLR Settlement, Electric Utility may increase its POLR rates up to certain limits through December 31, 2009. Consistent with the terms of the POLR Settlement, Electric Utility's POLR rates increased 3% on January 1, 2006. Electric Utility also increased its POLR rates effective January 1, 2007, which increased the average cost to a residential heating customer by approximately 35% over such costs in effect during calendar year 2006, and increased its POLR rates effective January 1, 2008, which increased the average cost to a residential heating customer by approximately 5.5% over such costs in effect during calendar year 2007. Effective January 1, 2009, average residential heating customer rates will increase by approximately 1.5%. Electric Utility is also permitted to and has entered into multiple-year fixed-rate POLR contracts with certain of its customers.

On July 17, 2008, the PUC approved Electric Utility's default service procurement, implementation and contingency plans, as modified by the terms of a May 2, 2008 settlement, filed in accordance with the PUC's default service regulations. These plans do not affect Electric Utility's existing POLR Settlement effective through December 31, 2009. The approved plans specify how Electric Utility will solicit and acquire default service supplies for residential customers for the period January 1, 2010 through May 31, 2014, and for commercial and industrial customers for the period January 1, 2010 through May 31, 2011 (collectively the "Settlement Term"). UGI Utilities filed a rate plan on August 29, 2008 for the Settlement Term. Under applicable statutory standards, Electric Utility is entitled to fully recover its default service costs.

Because Electric Utility will be assured the recovery of prudently incurred costs during the Settlement Term, beginning January 1, 2010 Electric Utility will no longer be subject to the risk that actual costs for purchased power will exceed POLR revenues. However, beginning January 1, 2010, Electric Utility will forego the opportunity to recover revenues in excess of actual costs as currently permitted under the POLR Settlement. During Fiscal 2008, such excess of revenues over actual costs was material to UGI Utilities' results of operations. Although we believe the impact of the approved default service plans will be material to the Electric Utility's results of operations beginning in Fiscal 2010, we believe such impact will not be material to UGI Utilities because it will be offset by expected increases in operating income from our Gas Utility.

We account for the operations of Gas Utility and Electric Utility in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). SFAS 71 requires us to record the effects of rate regulation in the financial statements. SFAS 71 allows us to defer expenses and revenues on the balance sheet as regulatory assets and liabilities when it is probable that those expenses and income will be allowed in the ratemaking process in a period different from the period in which they would have been reflected in the income statement of an unregulated company. These deferred assets and liabilities are then flowed through the income statement in the period in which the same amounts are included in rates and recovered from or refunded to customers. As required by SFAS

71, we monitor our regulatory and competitive environments to determine whether the recovery of our regulatory assets continues to be probable. If we were to determine that recovery of these regulatory assets is no longer probable, such assets would be written off against earnings. We believe that SFAS 71 continues to apply to our regulated operations and that the recovery of our regulatory assets is probable.

Manufactured Gas Plants

UGI Utilities

From the late 1800s through the mid-1900s, UGI Utilities and its former subsidiaries owned and operated a number of manufactured gas plants ("MGPs") prior to the general availability of natural gas. Some constituents of coal tars and other residues of the manufactured gas process are today considered hazardous substances under the Superfund Law and may be present on the sites of former MGPs. Between 1882 and 1953, UGI Utilities owned the stock of subsidiary gas companies in Pennsylvania and elsewhere and also operated the businesses of some gas companies under agreement. Pursuant to the requirements of the Public Utility Holding Company Act of 1935, by the early 1950s UGI Utilities divested all of its utility operations other than certain Pennsylvania operations, including those which now constitute UGI Gas and Electric Utility. At September 30, 2008, neither the Company's undiscounted amount nor its accrued liability for environmental investigation and cleanup costs was material.

UGI Utilities does not expect its costs for investigation and remediation of hazardous substances at Pennsylvania MGP sites to be material to its results of operations because UGI Gas is currently permitted to include in rates, through future base rate proceedings, a five-year average of such prudently incurred remediation costs. In accordance with the terms of the PNG Gas base rate case order which became effective December 2, 2006, site-specific environmental investigation and remediation costs associated with PNG Gas incurred prior to December 2, 2006 are amortized as removal costs over five-year periods. Such costs incurred after December 1, 2006 are expensed as incurred.

As a result of the acquisition of PG Energy by UGI Utilities' wholly-owned subsidiary, UGIPNG, UGIPNG became party to a Multi-Site Remediation Consent Order and Agreement between PG Energy and the Pennsylvania Department of Environmental Protection dated March 31, 2004 ("Multi-Site Agreement"). The Multi-Site Agreement requires UGIPNG to perform annually a specified level of activities associated with environmental investigation and remediation work at 11 currently owned properties on which MGP-related facilities were operated ("Properties"). Under the Multi-Site Agreement, environmental expenditures, including costs to perform work on the Properties, are capped at $1.1 million in any calendar year. The Multi-Site Agreement terminates in 2019 but may be terminated by either party effective at the end of any two-year period beginning with the original effective date.

UGI Utilities has been notified of several sites outside Pennsylvania on which private parties allege MGPs were formerly owned or operated by it or owned or operated by its former subsidiaries. Such parties are investigating the extent of environmental contamination or performing environmental remediation. UGI Utilities is currently litigating three claims against it relating to out-of-state sites. We accrue environmental investigation and cleanup costs when it is probable that a liability exists and the amount or range of amounts can be reasonably estimated.

Management believes that under applicable law UGI Utilities should not be liable in those instances in which a former subsidiary owned or operated an MGP. There could be, however, significant future costs of an uncertain amount associated with environmental damage caused by MGPs outside Pennsylvania that UGI Utilities directly operated, or that were owned or operated by former subsidiaries of UGI Utilities if a court were to conclude that (1) the subsidiary's separate corporate form should be disregarded or (2) UGI Utilities should be considered to have been an operator because of its conduct with respect to its subsidiary's MGP.

South Carolina Electric & Gas Company v. UGI Utilities, Inc. On September 22, 2006, South Carolina Electric & Gas Company ("SCE&G"), a subsidiary of SCANA Corporation, filed a lawsuit against UGI Utilities in the District Court of South Carolina seeking contribution from UGI Utilities for past and future remediation costs related to the operations of a former MGP located in Charleston, South Carolina. SCE&G asserts that the plant operated from 1855 to 1954 and alleges that through control of a subsidiary that owned the plant UGI Utilities controlled operations of the plant from 1910 to 1926 and is liable for 47% of the costs associated with the site. SCE&G asserts that it has spent approximately $22 million in remediation costs and $26 million in third-party claims relating to the site and estimates that future remediation costs could be as high as $2.5 million. SCE&G further asserts that it has received a demand from the United States Justice Department for natural resource damages. UGI Utilities is defending the suit.

City of Bangor, Maine v. Citizens Communications Company. In April 2003, Citizens Communications Company ("Citizens") served a complaint naming UGI Utilities as a third-party defendant in a civil action pending in the United States District Court for the District of Maine. In that action, the plaintiff, City of Bangor, Maine ("City") sued Citizens to recover environmental response costs associated with MGP wastes generated at a plant allegedly operated by Citizens' predecessors at a site on the Penobscot River. Citizens subsequently joined UGI Utilities and ten other third-party defendants alleging that the third-party defendants are responsible for an equitable share of costs Citizens may be required to pay to the City for cleaning up tar deposits in the Penobscot River. Citizens alleges that through ownership and control of a subsidiary, Bangor Gas Light Company, UGI Utilities and its predecessors owned and operated the plant from 1901 to 1928. Studies conducted by the City and Citizens suggest that it could cost up to $18 million to clean up the river. Citizens' third-party claims were stayed pending a resolution of the City's suit against Citizens, which was tried in September 2005. Citizen's third-party claims were stayed pending trial of the City's suit against Citizens. On June 27, 2006, the court issued an order finding Citizens responsible for 60% of

Financial Review (continued)

the cleanup costs. On February 14, 2007, Citizens and the City entered into a settlement agreement pursuant to which Citizens agreed to pay $7.6 million in exchange for a release of its and all predecessors' liabilities. Separately, the Maine Department of Environmental Protection has disclaimed its previously announced intention to pursue third-party defendants, including UGI Utilities, for costs incurred by the State of Maine related to contaminants at this site. UGI Utilities believes that it has good defenses to all Citizens' claims.

Consolidated Edison Company of New York v. UGI Utilities, Inc. On September 20, 2001, Consolidated Edison Company of New York ("ConEd") filed suit against UGI Utilities in the United States District Court for the Southern District of New York, seeking contribution from UGI Utilities for an allocated share of response costs associated with investigating and assessing gas plant related contamination at twelve former MGP sites in Westchester County, New York. The complaint alleged that UGI Utilities "owned and operated" the MGPs prior to 1904 as a result of control of subsidiaries that owned the MGPs and at three sites where UGI Utilities allegedly operated the MGPs under lease with the owner.

UGI Utilities successfully moved for summary judgment on all but the three sites where UGI Utilities allegedly operated the MGP sites under lease. On June 17, 2008, UGI Utilities and ConEd agreed to a settlement with respect to the three remaining sites. UGI Utilities' obligations under the settlement agreement will not have a material effect on the Company's operating results or financial condition.

Sag Harbor, New York Matter. By letter dated June 24, 2004, KeySpan Energy ("KeySpan") informed UGI Utilities that KeySpan has spent $2.3 million and expects to spend another $11 million to clean up an MGP site it owns in Sag Harbor, New York. KeySpan believes that UGI Utilities is responsible for approximately 50% of these costs as a result of UGI Utilities' alleged direct ownership and operation of the plant from 1885 to 1902. By letter dated June 6, 2006, KeySpan reported that the New York Department of Environmental Conservation has approved a remedy for the site that is estimated to cost approximately $10 million. KeySpan believes that the cost could be as high as $20 million. UGI Utilities is in the process of reviewing the information provided by KeySpan and is investigating this claim.

Yankee Gas Services Company and Connecticut Light and Power Company v. UGI Utilities, Inc. On September 11, 2006, UGI Utilities received a complaint filed by Yankee Gas Services Company and Connecticut Light and Power Company, subsidiaries of Northeast Utilities (together the "Northeast Companies"), in the United States District Court for the District of Connecticut seeking contribution from UGI Utilities for past and future remediation costs related to MGP operations on thirteen sites owned by the Northeast Companies in nine cities in the State of Connecticut. The Northeast Companies allege that UGI Utilities controlled operations of the plants from 1883 to 1941 through control of its subsidiaries that owned the MGPs. The Northeast Companies estimated that remediation costs for all of the sites would total approximately $215 million and asserted that UGI Utilities is responsible for approximately $103 million of this amount. Based on information supplied by the Northeast Companies and UGI Utilities' own investigation, UGI Utilities believes that it may have operated one of the sites, Waterbury North, under lease for a portion of its operating history. UGI Utilities is reviewing the Northeast Companies' estimate that remediation costs at Waterbury North could total $23 million. UGI Utilities is defending the suit. Trial is scheduled for April 2009.

AmeriGas OLP

By letter dated March 6, 2008, the New York State Department of Environmental Conservation ("DEC") notified AmeriGas OLP that DEC had placed property owned by the Partnership in Saranac Lake, New York on its Registry of Inactive Hazardous Waste Disposal Sites. A site characterization study performed by DEC disclosed contamination related to former manufactured gas plant operations on the site. DEC has classified the site as a significant threat to public health or environment with further action required. The General Partner is researching the history of the site and is investigating DEC's findings. The General Partner has reviewed the preliminary site characterization study prepared by the DEC and is in the early stages of investigating the extent of contamination and the possible existence of other potentially responsible parties. Due to the early stage of such investigation, the amount of expected clean up costs cannot be reasonably estimated. When such expected clean up costs can be reasonably estimated, it is possible that the amount could be material to the Partnership's results of operations.

Antargaz Tax Matters

French tax authorities levy various taxes on legal entities and individuals regularly operating a business in France which are commonly referred to collectively as "business tax." The amount of business tax charged annually is generally dependent upon the value of the entity's tangible fixed assets. Antargaz has recorded liabilities for business taxes related to various classes of equipment. Changes in the French government's interpretation of the tax laws or in the tax laws themselves could have either an adverse or a favorable effect on our results of operations.

Market Risk Disclosures

Our primary market risk exposures are (1) market prices for LPG, natural gas and electricity; (2) changes in interest rates; and (3) foreign currency exchange rates.

The risk associated with fluctuations in the prices the Partnership and our International Propane operations pay for LPG is principally a result of market forces reflecting changes in supply and demand for LPG and other energy commodities. Their profitability is sensitive to changes in LPG supply costs. Increases in supply costs are generally passed on to customers. International Propane and the Partnership may not, however, always be able to pass on product cost increases fully or on a timely basis, particularly when product costs rise rapidly. In order to reduce the volatility of LPG market price risk, the

Partnership uses contracts for the forward purchase or sale of propane, propane fixed-price supply agreements, and over-the-counter derivative commodity instruments including price swap and option contracts. In addition, Antargaz hedges a portion of its anticipated U.S. dollar denominated LPG product purchases through the use of forward foreign exchange contracts. Antargaz may also enter into other contracts, similar to those used by the Partnership. Flaga has used and may use derivative commodity instruments to reduce market risk associated with a portion of its propane purchases. Currently, Flaga's hedging activities are not material to the Company's financial position or results of operations. Over-the-counter derivative commodity instruments utilized to hedge forecasted purchases of propane are generally settled at expiration of the contract. These derivative financial instruments contain collateral provisions. As previously mentioned, precipitous declines in propane commodity prices late in Fiscal 2008 which continued into Fiscal 2009 has resulted in greater collateral requirements by the Partnership's derivative instrument counterparties. In order to minimize credit risk associated with derivative commodity contracts, we monitor established credit limits with the contract counterparties. Although we use derivative financial and commodity instruments to reduce market price risk associated with forecasted transactions, we do not use derivative financial and commodity instruments for speculative or trading purposes.

Gas Utility's tariffs contain clauses that permit recovery of substantially all of the prudently incurred costs of natural gas it sells to its customers. The recovery clauses provide for periodic adjustments for the difference between the total amounts actually collected from customers through PGC rates and the recoverable costs incurred. Because of this ratemaking mechanism, there is limited commodity price risk associated with our Gas Utility operations. Gas Utility uses derivative financial instruments including natural gas futures contracts to reduce volatility in the cost of gas it purchases for retail core-market customers. The cost of these derivative instruments, net of any associated gains or losses, is included in Gas Utility's PGC mechanism. At September 30, 2008 and 2007, Gas Utility had $34.0 million and $6.6 million, respectively, of restricted cash associated with natural gas futures accounts with brokers.

Electric Utility purchases its electric power needs from electricity suppliers under fixed-price energy and capacity contracts and, to a much lesser extent, on the spot market. Wholesale prices for electricity can be volatile especially during periods of high demand or tight supply. As previously mentioned and in accordance with POLR settlements approved by the PUC, Electric Utility may increase its POLR rates up to certain limits through December 31, 2009. Electric Utility's fixed-price contracts with electricity suppliers mitigate most risks associated with the POLR service rate limits in effect through December 31, 2009. With respect to its existing fixed-price power contracts, should any of the counterparties fail to provide electric power under the terms of such contracts, any increases in the cost of replacement power could negatively impact Electric Utility results. In order to reduce this nonperformance risk, Electric Utility has diversified its purchases across several suppliers and entered into bilateral collateral arrangements with certain of them. From time to time, Electric Utility enters into electric price swap agreements to reduce the volatility in the cost of a portion of its anticipated electricity requirements. There were no price swaps outstanding as of September 30, 2008. At September 30, 2007, Electric Utility had an electric price swap agreement associated with purchases of a portion of electricity anticipated to occur through December 2007.

As previously mentioned, on July 17, 2008, the PUC approved the Electric Utility's default service plans filed in accordance with the PUC's default service regulations. Under applicable statutory standards, Electric Utility is entitled to fully recover its default service costs. Because Electric Utility will be assured the recovery of prudently incurred costs during the Settlement Term, beginning January 1, 2010, Electric Utility will no longer be subject to the risk that actual costs for purchased power will exceed POLR revenues.

In order to manage market price risk relating to substantially all of Energy Services' fixed-price sales contracts for natural gas, Energy Services purchases exchange-traded and over-the-counter natural gas futures contracts or enters into fixed-price supply arrangements. Energy Services' exchange-traded natural gas futures contracts are guaranteed by the New York Mercantile Exchange ("NYMEX") and have nominal credit risk. The change in market value of these contracts generally requires daily cash deposits in margin accounts with brokers. At September 30, 2008 and 2007, Energy Services had $36.3 million and $6.2 million, respectively, of restricted cash on deposit in such margin accounts. Although Energy Services' fixed-price supply arrangements mitigate most risks associated with its fixed-price sales contracts, should any of the natural gas suppliers under these arrangements fail to perform, increases, if any, in the cost of replacement natural gas would adversely impact Energy Services' results. In order to reduce this risk of supplier nonperformance, Energy Services has diversified its purchases across a number of suppliers.

UGID has entered into fixed-price sales agreements for a portion of the electricity expected to be generated by its interests in electric generation assets. In the event that these generation assets would not be able to produce all of the electricity needed to supply electricity under these agreements, UGID would be required to purchase such electricity on the spot market or under contract with other electricity suppliers. Accordingly, increases in the cost of replacement power could negatively impact the Company's results.

Electric Utility obtains financial transmission rights ("FTRs") through an annual PJM Interconnection ("PJM") auction process and, to a lesser extent, from purchases through monthly PJM auctions. Energy Services purchases FTRs to economically hedge certain transmission costs associated with its fixed-price electricity sales contracts. FTRs are financial instruments that entitle the holder to receive compensation for electricity transmission congestion charges that result when there is insufficient electricity transmission capacity on the electricity transmission grid. PJM is a regional transmission organization that

Financial Review (continued)

coordinates the movement of wholesale electricity in all or parts of 14 eastern and midwestern states. Although FTRs are economically effective as hedges of congestion charges, they do not currently qualify for hedge accounting treatment.

Asset Management has entered and may continue to enter into fixed-price sales agreements for a portion of its propane sales. In order to manage the market price risk relating to substantially all of its fixed-price sales contracts for propane, Asset Management enters into price swap and option contracts.

We have both fixed-rate and variable-rate debt. Changes in interest rates impact the cash flows of variable-rate debt but generally do not impact its fair value. Conversely, changes in interest rates impact the fair value of fixed-rate debt but do not impact their cash flows.

Our variable-rate debt includes borrowings under AmeriGas OLP's Credit Agreement, UGI Utilities' Revolving Credit Agreement and a substantial portion of Antargaz' and Flaga's debt. These debt agreements have interest rates that are generally indexed to short-term market interest rates. As previously mentioned, Antargaz has effectively fixed the underlying euribor interest rate on its variable-rate debt through March 2011 and Flaga has fixed the underlying euribor interest rate on a substantial portion of its term loan through September 2011 through the use of interest rate swaps. At September 30, 2008 and 2007, combined borrowings outstanding under variable-rate agreements, excluding Antargaz' and Flaga's effectively fixed-rate debt, totaled $137.8 million and $199.0 million, respectively. Excluding the fixed portions of Antargaz' and Flaga's variable-rate debt, and based upon weighted average borrowings outstanding under variable-rate agreements during Fiscal 2008 and Fiscal 2007, an increase in short-term interest rates of 100 basis points (1%) would have increased our Fiscal 2008 interest expense by $1.9 million and $1.8 million, respectively.

The remainder of our debt outstanding is subject to fixed rates of interest. A 100 basis point increase in market interest rates would result in decreases in the fair value of this fixed-rate debt of $74.0 million and $88.4 million at September 30, 2008 and 2007, respectively. A 100 basis point decrease in market interest rates would result in increases in the fair value of this fixed-rate debt of $81.4 million and $98.1 million at September 30, 2008 and 2007, respectively.

Long-term debt associated with our domestic businesses is typically issued at fixed rates of interest based upon market rates for debt having similar terms and credit ratings. As these long-term debt issues mature, we may refinance such debt with new debt having interest rates reflecting then-current market conditions. This debt may have an interest rate that is more or less than the refinanced debt. In order to reduce interest rate risk associated with near to medium term forecasted issuances of fixed-rate debt, we may enter into interest rate protection agreements.

Our primary exchange rate risk is associated with the U.S. dollar versus the euro. The U.S. dollar value of our foreign-denominated assets and liabilities will fluctuate with changes in the associated foreign currency exchange rates. We use derivative instruments to hedge portions of our net investment in foreign subsidiaries ("net investment hedges"). Realized gains or losses associated with net investments in foreign operations remain in other comprehensive income until such foreign operations are liquidated. With respect to our net investments in Flaga and Antargaz, a 10% decline in the value of the euro versus the U.S. dollar, excluding the effects of any net investment hedges, would reduce their aggregate net book value by approximately $57.1 million, which amount would be reflected in other comprehensive income.

The following table summarizes the fair values of unsettled market risk sensitive derivative instruments assets and (liabilities) held at September 30, 2008 and 2007. Fair values reflect the estimated amounts that we would receive or (pay) to terminate the contracts at the reporting date based upon quoted market prices or the fair value of comparable contracts at September 30, 2008 and 2007, respectively. The table also includes the changes in fair value that would result if there were a 10% adverse change in (1) the market price of propane; (2) the market price of natural gas; (3) the market price of electricity; (4) the three-month LIBOR and the three- and six-month Euribor and; (5) the value of the euro versus the U.S. dollar. The fair values of Gas Utility's exchange-traded natural gas derivative contracts comprising losses of $23.3 million and $0.6 million at September 30, 2008 and 2007, respectively, are excluded from the table below because any associated net gains or losses are included in Gas Utility's PGC recovery mechanism.

	Asset (Liability)	
	Fair Value	Change in Fair Value
(Millions of dollars)		
September 30, 2008:		
Propane commodity price risk	$(53.7)	$(29.2)
FTRs	5.7	(0.6)
Natural gas commodity price risk	(29.1)	(21.7)
Electricity commodity price risk	(0.7)	(0.2)
Interest rate risk	9.1	(9.9)
Foreign currency exchange rate risk	3.4	(19.5)
September 30, 2007:		
Propane commodity price risk	$ 18.3	$(18.5)
Natural gas commodity price risk	(1.4)	(8.6)
Electricity commodity price risk	0.8	(0.3)
Interest rate risk	21.3	(12.6)
Foreign currency exchange rate risk	(14.7)	(27.1)

Because the Company's derivative instruments, other than FTRs, generally qualify as hedges under SFAS 133, we expect that changes in the fair value of derivative instruments used to manage commodity, currency or interest rate market risk would be substantially offset by gains or losses on the associated anticipated transactions.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in compliance with accounting principles generally accepted in the United States of America requires the selection and application of accounting principles appropriate to the relevant facts and circumstances of the Company's operations and the use of estimates made by management. The Company has identified the following critical accounting policies and estimates that are most important to the portrayal of the Company's financial condition and results of operations. Changes in these policies and estimates could have a material effect on the financial statements. The application of these accounting policies and estimates necessarily requires management's most subjective or complex judgments regarding estimates and projected outcomes of future events which could have a material impact on the financial statements. Management has reviewed these critical accounting policies, and the estimates and assumptions associated with them, with the Company's Audit Committee. In addition, management has reviewed the following disclosures regarding the application of these critical accounting policies and estimates with the Audit Committee.

Litigation Accruals and Environmental Remediation Liabilities. We are involved in litigation regarding pending claims and legal actions that arise in the normal course of our businesses. In addition, UGI Utilities and its former subsidiaries owned and operated a number of MGPs in Pennsylvania and elsewhere, and PNG Gas owned and operated a number of MGP sites located in Pennsylvania, at which hazardous substances may be present. In accordance with accounting principles generally accepted in the United States of America, the Company establishes reserves for pending claims and legal actions or environmental remediation obligations when it is probable that a liability exists and the amount or range of amounts can be reasonably estimated. Reasonable estimates involve management judgments based on a broad range of information and prior experience. These judgments are reviewed quarterly as more information is received and the amounts reserved are updated as necessary. Such estimated reserves may differ materially from the actual liability and such reserves may change materially as more information becomes available and estimated reserves are adjusted.

Regulatory Assets and Liabilities. Gas Utility and Electric Utility are subject to regulation by the PUC. In accordance with SFAS 71, we record the effects of rate regulation in our financial statements as regulatory assets or regulatory liabilities. We continually assess whether the regulatory assets are probable of future recovery by evaluating the regulatory environment, recent rate orders and public statements issued by the PUC, and the status of any pending deregulation legislation. If future recovery of regulatory assets ceases to be probable, the elimination of those regulatory assets would adversely impact our results of operations and cash flows. As of September 30, 2008, our regulatory assets totaled $107.4 million. See Notes 1 and 6 to the Consolidated Financial Statements.

Depreciation and Amortization of Long-lived Assets. We compute depreciation on UGI Utilities' property, plant and equipment on a straight-line basis over the average remaining lives of its various classes of depreciable property and on our other property, plant and equipment on a straight-line basis over estimated useful lives generally ranging from 2 to 40 years. We also use amortization methods and determine asset values of intangible assets other than goodwill using reasonable assumptions and projections. Changes in the estimated useful lives of property, plant and equipment and changes in intangible asset amortization methods or values could have a material effect on our results of operations. As of September 30, 2008, our net property, plant and equipment totaled $2,449.5 million and we recorded depreciation expense of $163.8 million during Fiscal 2008. As of September 30, 2008, our net intangible assets totaled $155.0 million and we recorded intangible amortization expense of $18.8 million during Fiscal 2008.

Purchase Price Allocation. From time to time, the Company enters into material business combinations. In accordance with SFAS No. 141, "Business Combinations" ("SFAS 141"), the purchase price is allocated to the various assets acquired and liabilities assumed at their estimated fair value. Fair values of assets acquired and liabilities assumed are based upon available information and we may involve an independent third party to perform an appraisal. Estimating fair values can be complex and subject to significant business judgment and most commonly impacts property, plant and equipment and intangible assets, including those with indefinite lives. Generally, we have, if necessary, up to one year from the acquisition date to finalize the purchase price allocation.

Impairment of Goodwill. Certain of the Company's business units have goodwill resulting from purchase business combinations. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), each of our reporting units with goodwill is required to perform impairment tests annually or whenever events or circumstances indicate that the value of goodwill may be impaired. In order to perform these impairment tests, management must determine the reporting unit's fair value using quoted market prices or, in the absence of quoted market prices, valuation techniques which use discounted estimates of future cash flows to be generated by the reporting unit. These cash flow estimates involve management judgments based on a broad range of information and historical results. To the extent estimated cash flows are revised downward, the reporting unit may be required to write down all or a portion of its goodwill which would adversely impact our results of operations. As of September 30, 2008, our goodwill totaled $1,489.7 million.

Pension Plan Assumptions. The costs of providing benefits under our Pension Plans is dependent on historical information such as employee age, length of service, level of compensation and the actual rate of return on plan assets. In addition, certain assumptions relating to the future are used to determine pension expense including the discount rate applied to benefit obligations, the expected rate of return on plan assets and the rate of compensation increase, among others. Assets of the Pension Plans are held in trust and consist principally of equity and fixed income mutual funds. Changes in plan assumptions as well as fluctuations in actual equity or bond market returns could have a material impact on future pension costs. We believe the two most critical assumptions are (1) the expected rate of return on plan assets and (2) the discount rate. A decrease in the expected rate of return on Pension Plans assets of 50 basis points to a rate of 8.0% would result in an increase in pre-tax pension cost of approximately $1.4 million in Fiscal 2009. A decrease in the discount rate of 50 basis points to a rate of 6.3% would result in an increase in pre-tax pension cost of approximately $1.6 million in Fiscal 2009.

Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. We use assumptions, judgments and estimates to determine our current provision for income taxes. We also use assumptions, judgments and estimates to determine our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our assumptions, judgments and estimates relative to the current provision for income tax give consideration to current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of such and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements. Our assumptions, judgments and estimates relative to the amount of deferred income taxes take into account estimates of the amount of future taxable income. Actual taxable income or future estimates of taxable income could render our current assumptions, judgments and estimates inaccurate. Changes in the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ significantly from our estimates. As of September 30, 2008, our net deferred tax liabilities totaled $463.5 million.

Subsequent Events

Acquisition of PPL Gas Utilities Corporation and Penn Fuel Propane, LLC and Partnership Sale of Storage Facility

On October 1, 2008, UGI Utilities acquired all of the issued and outstanding stock of PPL Gas Utilities Corporation (now named UGI Central Penn Gas, Inc., "CPG") the natural gas distribution utility of PPL Corporation, for cash consideration of $267.6 million plus estimated working capital of $35.4 million. Immediately after the closing of the CPG Acquisition, CPG's wholly owned subsidiary Penn Fuel Propane, LLC (now named UGI Central Penn Propane, LLC, "CPP"), its retail propane distributor, sold its assets to AmeriGas OLP for cash consideration of $32 million plus estimated working capital of $1.6 million. CPG distributes natural gas to approximately 76,000 customers in eastern and central Pennsylvania, and also distributes natural gas to several hundred customers in portions of one Maryland county. CPP sells propane to customers principally in eastern Pennsylvania. UGI Utilities funded the CPG Acquisition with a combination of $120 million cash contributed by UGI, proceeds from the issuance of $108 million principal amount of 6.375% Senior Notes due 2013 and approximately $75 million of borrowings under UGI Utilities Revolving Credit Agreement. AmeriGas OLP funded its acquisition of the assets of CPP principally with borrowings under the AmeriGas OLP Credit Agreement, and UGI Utilities used the $33.6 million of cash proceeds from the sale of the assets of CPP to reduce its revolving credit agreement borrowings. The acquisition of CPG and CPP will be reflected in our financial statements beginning October 1, 2008. See Note 15 to Consolidated Financial Statements.

On November 13, 2008, AmeriGas OLP sold its 600,000 barrel refrigerated, above-ground storage facility located on leased property in California for approximately $43.0 million in cash. We expect to record an after-tax gain associated with the sale of approximately $11.0 million in the first quarter of Fiscal 2009.

Newly Adopted and Recently Issued Accounting Pronouncements

Effective October 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). The impact of the adoption of FIN 48 and related disclosures are included in Notes 1 and 4 to Consolidated Financial Statements. As previously mentioned, effective September 30, 2007, we adopted SFAS 158. The impact of SFAS 158 and related disclosures are included in Notes 1 and 5 to Consolidated Financial Statements.

Below is a listing of recently issued accounting pronouncements by the FASB which have not yet been adopted as of September 30, 2008. See Note 1 to the Consolidated Financial Statements for additional discussion of these pronouncements.

Title of Pronouncement	Month of Issue	Effective date
FASB Staff Position No. SFAS 142-3, "Determination of the Useful Life of Intangible Assets"	April 2008	Fiscal 2010
SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities"	March 2008	Fiscal 2009 (2nd Quarter)
SFAS No. 141R, "Business Combinations"	December 2007	Fiscal 2010
SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51"	December 2007	Fiscal 2010
FASB Staff Position No. FIN 39-1, "Amendment of FASB Interpretation No. 39"	April 2007	Fiscal 2009
SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities"	February 2007	Fiscal 2009
SFAS No. 157, "Fair Value Measures"	September 2006	Fiscal 2009

Forward-Looking Statements

Information contained in this Annual Report on Form 10-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements use forward-looking words such as "believe," "plan," "anticipate," "continue," "estimate," "expect," "may," "will," or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that actual results almost always vary from assumed facts or bases, and the differences between actual results and assumed facts or bases can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the following important factors which could affect our future results and could cause those results to differ materially from those expressed in our forward-looking statements: (1) adverse weather conditions resulting in reduced demand; (2) cost volatility and availability of propane and other LPG, oil, electricity, and natural gas and the capacity to transport product to our market areas; (3) changes in domestic and foreign laws and regulations, including safety, tax and accounting matters; (4) inability to timely recover costs through utility rate proceedings; (5) the impact of pending and future legal proceedings; (6) competitive pressures from the same and alternative energy sources; (7) failure to acquire new customers thereby reducing or limiting any increase in revenues; (8) liability for environmental claims; (9) increased customer conservation measures due to high energy prices and improvements in energy efficiency and technology resulting in reduced demand; (10) adverse labor relations; (11) large customer, counter-party or supplier defaults; (12) liability in excess of insurance coverage for personal injury and property damage arising from explosions and other catastrophic events, including acts of terrorism, resulting from operating hazards and risks incidental to generating and distributing electricity and transporting, storing and distributing natural gas and LPG; (13) political, regulatory and economic conditions in the United States and in foreign countries, including foreign currency exchange rate fluctuations, particularly the euro; (14) capital market conditions, including reduced access to capital markets and interest rate fluctuations; (15) changes in commodity market prices resulting in significantly higher cash collateral requirements; (16) reduced distributions from subsidiaries; and (17) the timing and success of the Company's efforts to develop new business opportunities.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events except as required by the federal securities laws.

Report of Management

Financial Statements

The Company's consolidated financial statements and other financial information contained in this Annual Report are prepared by management, which is responsible for their fairness, integrity and objectivity. The consolidated financial statements and related information were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's best judgments and estimates.

The Audit Committee of the Board of Directors is composed of three members, none of whom is an employee of the Company. This Committee is responsible for (i) overseeing the financial reporting process and the adequacy of internal control and (ii) monitoring the independence and performance of the Company's independent registered public accounting firm and internal auditors. The Committee is also responsible for maintaining direct channels of communication among the Board of Directors, management, and both the independent registered public accounting firm and the internal auditors.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, is engaged to perform audits of our consolidated financial statements. These audits are performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our independent registered public accounting firm was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and committees of the Board. The Company believes that all representations made to the independent registered public accounting firm during their audits were valid and appropriate.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, management has conducted an assessment, including testing, of the Company's internal control over financial reporting, using the criteria in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO Framework").

Internal control over financial reporting refers to the process, designed under the supervision and participation of management including our Chief Executive Officer and our Chief Financial Officer, to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes policies and procedures that, among other things, provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and are properly recorded to permit the preparation of reliable financial information. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changing conditions, or the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of September 30, 2008, based on the COSO Framework.



Lon R. Greenberg
Chief Executive Officer



Peter Kelly
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of UGI Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of UGI Corporation and its subsidiaries at September 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 1 and 4 to the consolidated financial statements, effective October 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109". Additionally, as discussed in Notes 1 and 5 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other postretirement plans as of September 30, 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
November 21, 2008

Consolidated Balance Sheets
(Millions of dollars)

Assets	September 30, 2008	2007
Current Assets		
Cash and cash equivalents	**$ 245.2**	$ 251.8
Restricted cash	**70.3**	12.8
Accounts receivable (less allowances for doubtful accounts of $40.8 and $37.7, respectively)	**488.0**	459.8
Accrued utility revenues	**20.8**	17.9
Inventories	**400.8**	359.5
Deferred income taxes	**27.5**	9.6
Income taxes recoverable	**-**	7.8
Utility regulatory assets	**16.0**	14.8
Derivative financial instruments	**12.7**	20.3
Prepaid expenses and other current assets	**57.3**	19.3
Total current assets	**1,338.6**	1,173.6
Property, Plant and Equipment		
AmeriGas Propane	**1,368.4**	1,321.6
International Propane	**777.3**	724.5
UGI Utilities	**1,669.1**	1,620.0
Other	**149.8**	118.5
	3,964.6	3,784.6
Accumulated depreciation and amortization	**(1,515.1)**	(1,387.2)
Net property, plant, and equipment	**2,449.5**	2,397.4
Other Assets		
Goodwill	**1,489.7**	1,498.8
Intangible assets (less accumulated amortization of $90.1 and $84.2, respectively)	**155.0**	173.1
Utility regulatory assets	**91.4**	89.0
Investments in equity investees	**63.1**	63.9
Other assets	**97.7**	106.9
Total assets	**$ 5,685.0**	$ 5,502.7

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity	September 30, 2008	2007
Current Liabilities		
Current maturities of long-term debt	**$ 81.8**	$ 14.7
UGI Utilities bank loans	**57.0**	190.0
International Propane bank loans	**79.4**	8.9
Accounts payable	**461.8**	420.8
Employee compensation and benefits accrued	**76.3**	79.4
Interest accrued	**32.3**	38.5
Deposits and advances	**164.8**	157.2
Derivative financial instruments	**103.2**	14.3
Deferred income taxes	**-**	19.0
Accrued income taxes	**6.7**	-
Other current liabilities	**120.9**	114.7
Total current liabilities	**1,184.2**	1,057.5
Debt and Other Liabilities		
Long-term debt	**1,987.3**	2,038.8
Deferred income taxes	**491.0**	506.4
Deferred investment tax credits	**6.0**	6.4
Other noncurrent liabilities	**439.6**	379.5
Total liabilities	**4,108.1**	3,988.6
Commitments and contingencies (Note 10)		
Minority interests, principally in AmeriGas Partners	**159.2**	192.2
Common Stockholders' Equity		
Common Stock, without par value (authorized – 300,000,000 shares; issued – 115,247,694 and 115,152,994 shares, respectively)	**858.3**	831.6
Retained earnings	**630.9**	497.5
Accumulated other comprehensive (loss) income	**(15.2)**	57.7
	1,474.0	1,386.8
Treasury stock, at cost	**(56.3)**	(64.9)
Total common stockholders' equity	**1,417.7**	1,321.9
Total liabilities and stockholders' equity	**$5,685.0**	$5,502.7

Consolidated Statements of Income

(Millions of dollars, except per share amounts)

	Year Ended September 30,		
	2008	2007	2006
Revenues			
AmeriGas Propane	**$ 2,815.2**	$2,277.4	$ 2,119.3
International Propane	**1,124.8**	800.4	945.5
Utilities	**1,277.5**	1,166.8	822.0
Energy Services and other	**1,430.7**	1,232.3	1,334.2
	6,648.2	5,476.9	5,221.0
Costs and Expenses			
Cost of sales (excluding depreciation shown below):			
AmeriGas Propane	**1,908.3**	1,437.2	1,343.8
International Propane	**651.9**	388.6	517.2
Utilities	**915.4**	809.3	573.9
Energy Services and other	**1,269.0**	1,095.7	1,223.0
Operating and administrative expenses	**1,157.3**	1,055.8	969.2
Utility taxes other than income taxes	**18.3**	17.7	14.3
Depreciation and amortization	**184.4**	169.2	148.7
Other income, net	**(41.6)**	(77.9)	(36.8)
	6,063.0	4,895.6	4,753.3
Operating Income	**585.2**	581.3	467.7
Loss from equity investees	**(2.9)**	(3.8)	(2.2)
Loss on extinguishments of debt	**–**	–	(18.5)
Interest expense	**(142.5)**	(139.6)	(123.6)
Income before Income Taxes and Minority Interests	**439.8**	437.9	323.4
Income taxes	**(134.5)**	(126.7)	(98.5)
Minority interests, principally in AmeriGas Partners	**(89.8)**	(106.9)	(48.7)
Net Income	**$ 215.5**	$ 204.3	$ 176.2
Earnings Per Common Share:			
Basic	**$ 2.01**	$ 1.92	$ 1.67
Diluted	**$ 1.99**	$ 1.89	$ 1.65
Average Common Shares Outstanding (millions):			
Basic	**107.396**	106.451	105.455
Diluted	**108.521**	107.941	106.727

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Millions of dollars)

	Year Ended September 30,		
	2008	2007	2006
Cash Flows From Operating Activities			
Net income	**$ 215.5**	$ 204.3	$ 176.2
Reconcile to net cash provided by operating activities:			
Depreciation and amortization	**184.4**	169.2	148.7
Gain on sale of Arizona storage facility	**–**	(46.1)	–
Minority interests, principally in AmeriGas Partners	**89.8**	106.9	48.7
Deferred income taxes, net	**(0.9)**	27.1	7.4
Provision for uncollectible accounts	**37.1**	26.7	25.0
Loss on extinguishments of debt	**–**	–	18.5
Stock-based compensation expense	**11.8**	9.1	6.9
Net change in settled accumulated other comprehensive income	**(3.8)**	21.5	(37.1)
Other, net	**(8.6)**	(0.3)	10.3
Net change in:			
Accounts receivable and accrued utility revenues	**(22.2)**	(80.5)	34.8
Inventories	**(42.3)**	(9.1)	(31.9)
Utility deferred fuel costs, net of changes in unsettled derivatives	**21.5**	(25.7)	(17.9)
Accounts payable	**(6.0)**	30.3	(61.1)
Other current assets	**(28.5)**	4.6	5.9
Other current liabilities	**16.6**	18.2	(55.0)
Net cash provided by operating activities	**464.4**	456.2	279.4
Cash Flows From Investing Activities			
Expenditures for property, plant and equipment	**(232.1)**	(223.1)	(191.7)
Acquisitions of businesses, net of cash acquired	**(1.3)**	(78.8)	(590.4)
Net proceeds from disposals of assets	**11.9**	3.2	8.8
Proceeds from sale of Arizona storage facility	**–**	49.0	–
PG Energy Acquisition working capital adjustment	**–**	23.7	–
Net proceeds from sale of Energy Ventures	**–**	–	13.3
Decrease in short-term investments	**–**	0.6	69.4
(Increase) decrease in restricted cash	**(57.5)**	1.4	(9.3)
Other, net	**(10.5)**	0.2	(7.6)
Net cash used by investing activities	**(289.5)**	(223.8)	(707.5)
Cash Flows From Financing Activities			
Dividends on UGI Common Stock	**(80.9)**	(76.8)	(72.5)
Distributions on AmeriGas Partners publicly held Common Units	**(80.9)**	(85.0)	(73.6)
Issuances of debt	**34.0**	20.0	1,145.4
Repayments of debt including bank loans with maturities greater than three months	**(15.7)**	(30.6)	(918.3)
(Decrease) increase in UGI Utilities bank loans with maturities of three months or less	**(133.0)**	(26.0)	204.8
Other bank loans increase (decrease)	**72.1**	(1.6)	2.2
Minority interest activity	**–**	1.4	–
Excess tax benefits from equity-based payment arrangements	**3.4**	3.7	0.9
Issuances of UGI Common Stock	**20.9**	16.4	10.8
Net cash (used) provided by financing activities	**(180.1)**	(178.5)	299.7
Effect of Exchange Rate Changes on Cash	**(1.4)**	11.7	4.5
Cash and cash equivalents (decrease) increase	**$ (6.6)**	$ 65.6	$ (123.9)
Cash and Cash Equivalents:			
End of year	**$ 245.2**	$ 251.8	$ 186.2
Beginning of year	**251.8**	186.2	310.1
(Decrease) increase	**$ (6.6)**	$ 65.6	$ (123.9)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(Millions of dollars, except per share amounts)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance September 30, 2005	$793.6	$266.3	$ 16.5	$(78.8)	$ 997.6
Net income		176.2			176.2
Net loss on derivative instruments (net of tax of $43.7)			(63.7)		(63.7)
Reclassification of net losses on derivative instruments (net of tax of $13.2)			17.5		17.5
Foreign currency translation adjustments (net of tax of $8.1)			25.9		25.9
Comprehensive income (loss)		176.2	(20.3)		155.9
Cash dividends on Common Stock ($0.69 per share)		(72.5)			(72.5)
Common Stock issued:					
Employee and director plans	4.7			3.8	8.5
Dividend reinvestment plan	1.4			0.9	2.3
Excess tax benefits realized on equity-based compensation	0.9				0.9
Stock-based compensation expense	6.9				6.9
Balance September 30, 2006	807.5	370.0	(3.8)	(74.1)	1,099.6
Net income		204.3			204.3
Net loss on derivative instruments (net of tax of $7.6)			(11.1)		(11.1)
Reclassification of net losses on derivative instruments (net of tax of $20.8)			30.1		30.1
Foreign currency translation adjustments (net of tax of $9.4)			53.7		53.7
Comprehensive income		204.3	72.7		277.0
Adjustment to initially apply SFAS 158 (net of tax of $7.7)			(11.2)		(11.2)
Cash dividends on Common Stock ($0.723 per share)		(76.8)			(76.8)
Common Stock issued:					
Employee and director plans	10.2			8.5	18.7
Dividend reinvestment plan	1.6			0.7	2.3
Excess tax benefits realized on equity-based compensation	3.7				3.7
Stock-based compensation expense	8.6				8.6
Balance September 30, 2007	831.6	497.5	57.7	(64.9)	1,321.9
Net income		215.5			215.5
Cumulative effect from adoption of FIN 48		(1.2)			(1.2)
Net loss on derivative instruments (net of tax of $21.6)			(34.9)		(34.9)
Reclassification of net gains on derivative instruments (net of tax of $2.1)			(3.1)		(3.1)
Benefit plans, principally actuarial losses (net of tax of $20.3)			(28.5)		(28.5)
Reclassification of benefit plans actuarial losses and prior service costs (net of tax of $0.1)			0.2		0.2
Foreign currency translation adjustments (net of tax of $1.2)			(6.6)		(6.6)
Comprehensive income		214.3	(72.9)		141.4
Cash dividends on Common Stock ($0.755 per share)		(80.9)			(80.9)
Common Stock issued:					
Employee and director plans	11.2			8.1	19.3
Dividend reinvestment plan	1.7			0.5	2.2
Excess tax benefits realized on equity-based compensation	3.4				3.4
Stock-based compensation expense	10.4				10.4
Balance September 30, 2008	**$858.3**	**$630.9**	**$(15.2)**	**$(56.3)**	**$1,417.7**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 1 – Organization and Significant Accounting Policies

Organization. UGI Corporation ("UGI") is a holding company that, through subsidiaries and joint-venture affiliates, distributes and markets energy products and related services. In the United States, we own and operate (1) retail propane distribution businesses; (2) natural gas and electric distribution utilities; (3) electricity generation facilities; and (4) energy marketing and related businesses. Internationally, we distribute liquefied petroleum gases ("LPG") in France, central and eastern Europe and China. We refer to UGI and its consolidated subsidiaries collectively as "the Company" or "we."

We conduct a national propane distribution business through AmeriGas Partners, L.P. ("AmeriGas Partners") and its principal operating subsidiaries AmeriGas Propane, L.P. ("AmeriGas OLP") and AmeriGas OLP's subsidiary, AmeriGas Eagle Propane, L.P. ("Eagle OLP"). AmeriGas Partners, AmeriGas OLP and Eagle OLP are Delaware limited partnerships. UGI's wholly owned second-tier subsidiary AmeriGas Propane, Inc. (the "General Partner") serves as the general partner of AmeriGas Partners and AmeriGas OLP. AmeriGas OLP and Eagle OLP (collectively referred to as "the Operating Partnerships") comprise the largest retail propane distribution business in the United States serving residential, commercial, industrial, motor fuel and agricultural customers from locations in 46 states. We refer to AmeriGas Partners and its subsidiaries together as "the Partnership" and the General Partner and its subsidiaries, including the Partnership, as "AmeriGas Propane." At September 30, 2008, the General Partner and its wholly owned subsidiary Petrolane Incorporated ("Petrolane") collectively held a 1% general partner interest and 42.9% limited partner interest in AmeriGas Partners, and an effective 44.4% ownership interest in AmeriGas OLP and Eagle OLP. Our limited partnership interest in AmeriGas Partners comprises 24,691,209 AmeriGas Partners Common Units ("Common Units"). The remaining 56.1% interest in AmeriGas Partners comprises 32,318,742 publicly held Common Units representing limited partner interests.

The Partnership has no employees. Employees of the General Partner conduct, direct and manage the activities of AmeriGas Partners and AmeriGas OLP. The General Partner also provides management and administrative services to AmeriGas Eagle Holdings, Inc., the general partner of Eagle OLP, under a management services agreement. The General Partner is reimbursed monthly for all direct and indirect expenses it incurs on behalf of the Partnership including all General Partner employee compensation costs and a portion of UGI employee compensation and administrative costs. Although the Partnership's operating income comprises a significant portion of our consolidated operating income, the Partnership's impact on our consolidated net income is considerably less due to the Partnership's significant minority interest.

Our wholly owned subsidiary UGI Enterprises, Inc. ("Enterprises") through subsidiaries (1) conducts an LPG distribution business in France; (2) conducts LPG distribution businesses and participates in an LPG joint-venture business in central and eastern Europe (collectively, "Flaga"); and (3) participates in an LPG joint-venture business in the Nantong region of China. Our LPG distribution business in France is conducted through Antargaz, a subsidiary of AGZ Holding ("AGZ"), and its operating subsidiaries (collectively, "Antargaz"). We refer to our foreign operations collectively as "International Propane." During Fiscal 2006, we formed a Dutch private limited liability company, UGI International Holdings, B.V., to hold our interests in Antargaz and Flaga.

Our natural gas and electric distribution utility businesses are conducted through our wholly owned subsidiary, UGI Utilities, Inc. and its subsidiary, UGI Penn Natural Gas, Inc. ("UGIPNG"). UGI Utilities, Inc. owns and operates (1) natural gas distribution utilities in eastern and northeastern Pennsylvania ("UGI Gas" and "PNG Gas," respectively) and (2) an electric distribution utility in northeastern Pennsylvania ("Electric Utility"). On August 24, 2006, UGI Utilities, Inc., through UGIPNG, acquired the natural gas business of PG Energy, an operating division of Southern Union Company (the "PG Energy Acquisition"). UGI Gas and PNG Gas (collectively, "Gas Utility") and Electric Utility are subject to regulation by the Pennsylvania Public Utility Commission ("PUC"). The term "UGI Utilities" is used as an abbreviated reference to UGI Utilities, Inc. or UGI Utilities, Inc. and its subsidiaries, including UGIPNG. On October 1, 2008, UGI Utilities, Inc. acquired the stock of PPL Gas Utilities Corporation, a Pennsylvania natural gas distribution utility and marketer of propane (see Note 15).

Through other subsidiaries, Enterprises also conducts an energy marketing business primarily in the eastern United States (collectively, "Energy Services"). Energy Services' wholly owned subsidiary, UGI Development Company ("UGID"), owns and operates a 48-megawatt coal-fired electric generation station located in northeastern Pennsylvania and owns an approximate 6% interest in a 1,711-megawatt coal-fired electric generation station located in western Pennsylvania. In addition, Energy Services' wholly owned subsidiary UGI Asset Management, Inc., through its subsidiary Atlantic Energy, Inc. (collectively, "Asset Management"), owns a propane storage terminal located in Chesapeake, Virginia. Energy Services also owns and operates a natural gas liquefaction, storage and vaporization facility and propane storage and propane-air mixing assets. Through other subsidiaries, Enterprises owns and operates heating, ventilation, air-conditioning, refrigeration and electrical contracting services businesses in the Middle Atlantic states ("HVAC/R").

UGI was incorporated in Pennsylvania in 1991. UGI is a "holding company" under the Public Utility Holding Company Act of 2005 ("PUHCA 2005"). PUHCA 2005 and the implementing regulations of the Federal Energy Regulatory Commission ("FERC") give FERC access to certain holding company books and records and impose certain accounting, record-keeping, and reporting requirements on holding companies. PUHCA 2005 also provides state utility regulatory commissions with access to holding company books and records in certain circumstances. Pursuant to a waiver granted in accordance with FERC's regulations on the basis of UGI's status as a single-state holding company system, UGI is not subject to certain of the accounting, record-keeping, and reporting requirements prescribed by FERC's regulations.

Notes to Consolidated Financial Statements
(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 1 continued

Accounting and Consolidation Principles. Our financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of UGI and its controlled subsidiary companies which, except for the Partnership, are majority owned. We eliminate all significant intercompany accounts and transactions when we consolidate. We report the public's limited partner interests in the Partnership and other parties' interests in consolidated but less than 100% owned subsidiaries as minority interests. Other entities in which we own 50% or less and in which we exercise significant influence over operating and financial policies ("equity investees") are accounted for by the equity method and presented on a one-line basis. Our principal equity investee is Zentraleuropa LPG Holding which, through subsidiaries, distributes LPG in central and eastern Europe ("ZLH"). Undistributed net earnings of our equity investees included in consolidated retained earnings were not material at September 30, 2008, or 2007. Summarized financial information for our equity investees are not presented because they are not material to our Consolidated Balance Sheets or Consolidated Statements of Income. Entities in which we own less than 20% are accounted for on the cost basis of accounting. Such cost basis investments totaled $53.2 and $52.2 at September 30, 2008 and 2007 and are included in "Other assets" in the Consolidated Balance Sheets.

Gains resulting from issuances and sales of AmeriGas Partners' Common Units to third parties are recorded as increases to common stockholders' equity with corresponding decreases to minority interests in accordance with U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 51, "Accounting for Sales of Common Stock by a Subsidiary" ("SAB 51"). These gains result when the public offering price of the AmeriGas Partners Common Units exceeds the associated carrying amount of our investment in the Partnership on the date of sale. We record deferred income tax liabilities associated with these gains. There were no such gains recorded during Fiscal 2008, Fiscal 2007 or Fiscal 2006.

Reclassifications. We have reclassified certain prior-year balances to conform to the current-year presentation.

Use of Estimates. We make estimates and assumptions when preparing financial statements in conformity with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Regulated Utility Operations. We account for the operations of Gas Utility and Electric Utility (collectively, "Utilities") in accordance with Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). SFAS 71 requires us to record the effects of rate regulation in the financial statements. SFAS 71 allows us to defer expenses and revenues on the balance sheet as regulatory assets and liabilities when it is probable that those expenses and revenue will be allowed in the ratemaking process in a period different from the period in which they would have been reflected in the income statement of an unregulated company. These deferred assets and liabilities are then flowed through the income statement in the period in which the same amounts are included in rates and recovered from or refunded to customers. As required by SFAS 71, we monitor our regulatory and competitive environments to determine whether the recovery of our regulatory assets continues to be probable. If we were to determine that recovery of these regulatory assets is no longer probable, such assets would be written off against earnings. We believe that SFAS 71 continues to apply to our regulated utility operations and that the recovery of our regulatory assets is probable. For additional information regarding the effects of SFAS 71 on our regulated utility operations, see Note 6.

Deferred Fuel Costs. Gas Utility's tariffs contain clauses which permit recovery of certain purchased gas costs through the application of purchased gas cost ("PGC") rates. The clauses provide for periodic adjustments to PGC rates for the difference between the total amount of purchased gas costs collected from customers and the recoverable costs incurred. In accordance with SFAS 71, we defer the difference between amounts recognized in revenues and the applicable gas costs incurred until they are subsequently billed or refunded to customers.

Derivative Instruments. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivative instruments be recognized as either assets or liabilities and measured at fair value. The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated and qualifies for hedge accounting.

Substantially all of our derivative financial instruments are designated and qualify as cash flow hedges or net investment hedges or, in the case of natural gas derivative financial instruments used by Gas Utility, are included in deferred fuel costs in accordance with SFAS 71. Our cash flow hedges relate principally to the variability in cash flows associated with purchases of natural gas, LPG and electricity, variability in exchange rates associated with a portion of U.S. dollar-denominated purchases of LPG by our International Propane operations, variability in cash flows associated with certain of our variable rate long-term debt and variability in interest rates associated with anticipated issuances of long-term debt. We use derivative financial instruments to hedge portions of our net investments in foreign subsidiaries, the functional currency of which is the euro.

For cash flow hedges, changes in the fair value of the derivative financial instruments are recorded in accumulated other comprehensive income, to the extent effective at offsetting changes in the hedged item, until earnings are affected by the hedged item. We discontinue cash flow hedge accounting if the occurrence of the forecasted transaction is determined to be no longer probable. Gains and losses on net investment hedges are included in accumulated comprehensive income until such foreign operations are liquidated.

We also use Financial Transmission Rights ("FTRs") to economically hedge a portion of electricity transmission costs associated with Energy Services' fixed-price sales contracts and a portion of Electric Utility's service obligations. Although FTRs are economically effective as hedges of certain electricity transmission costs, they do not currently qualify for hedge accounting treatment. Accordingly, FTRs are recorded at fair value with changes in fair value reflected in cost of sales.

Gains and losses on derivative financial instruments qualifying as cash flow hedges of variability in the purchase prices of natural gas, LPG and electricity are recorded in cost of sales on the Consolidated Statements of Income. Gains and losses on derivative financial instruments hedging the variability in the purchase prices of natural gas at our Gas Utility are recorded in deferred fuel costs in accordance with SFAS 71 and reflected in cost of sales through the application of the PGC mechanism. Gains and losses on derivative financial instruments qualifying as cash flow hedges of the variability in interest rates, when recognized, are recorded in interest expense. The portion of any gains or losses on cash flow hedges determined to be ineffective, or any portion of gains or losses excluded from the measurement of the hedging relationship's effectiveness, are recorded in other income, net. Cash flows from derivative financial instruments, other than net investment hedges, are included in cash flows from operating activities. Cash flows from net investment hedges are included in cash flows from investment activities.

For a more detailed description of the derivative instruments we use, our objectives for using them, and related supplemental information required by SFAS 133, see Note 11.

Consolidated Statements of Cash Flows. We define cash equivalents as highly liquid investments with maturities of three months or less when purchased. We record cash equivalents at cost plus accrued interest, which approximates market value. Restricted cash represents those cash balances in our commodity futures brokerage accounts which are restricted from withdrawal.

We paid interest totaling $144.9 in Fiscal 2008, $127.4 in Fiscal 2007 and $129.3 in Fiscal 2006. We paid income taxes totaling $134.8 in Fiscal 2008, $93.5 in Fiscal 2007 and $142.6 in Fiscal 2006.

Revenue Recognition. We recognize revenues from the sale of propane and other LPG principally as product is delivered to customers. We record UGI Utilities' regulated revenues for distribution service and related commodity charges provided to the end of each month which includes an accrual for certain unbilled amounts based upon estimated usage. We reflect the impact of Gas Utility and Electric Utility rate increases or decreases at the time they become effective. Energy Services records revenues when energy products are delivered to customers. Revenue from the sale of appliances and equipment is recognized at the time of sale or installation.

We present revenue-related taxes collected from customers and remitted to taxing authorities, principally sales and use taxes, on a net basis. Electric Utility gross receipts taxes are included in total revenues in accordance with regulatory practice.

LPG Delivery Expenses. Expenses associated with the delivery of LPG to customers of the Partnership and our International Propane operations (including expenses of delivery personnel, vehicle repair and maintenance and general liability expenses) are classified as operating and administrative expenses on the Consolidated Statements of Income. Depreciation expense associated with the Partnership and International Propane delivery vehicles is classified in depreciation and amortization on the Consolidated Statements of Income.

Inventories. Our inventories are stated at the lower of cost or market. We determine cost using an average cost method for natural gas, propane and other LPG, specific identification for appliances and the first-in, first-out ("FIFO") method for all other inventories.

Inventories comprise the following at September 30:

	2008	2007
Non-utility LPG and natural gas	**$199.8**	$158.8
Gas Utility natural gas and LPG	**155.9**	156.9
Materials, supplies and other	**45.1**	43.8
Total inventories	**$400.8**	$359.5

At September 30, 2008, UGI Utilities had a non-affiliate storage contract administrative agreement pursuant to which UGI Utilities has, among other things, released certain storage and transportation contracts for the term of the storage agreement. UGI Utilities also transferred certain associated storage inventories upon commencement of the storage agreement, will receive a transfer of storage inventories at the end of the storage agreement (October 31, 2008), and makes payments associated with refilling storage inventories during the term of such agreement. The historical cost of natural gas storage inventories released under this agreement, which represents a portion of Gas Utility's total natural gas storage inventories, and any exchange receivable (representing amounts of natural gas inventories used by the other parties to the agreement but not yet replenished), are included in the caption "Gas Utility natural gas and LPG inventories" in the table above. The carrying value of gas storage inventories released under this agreement at September 30, 2008 comprising 1.4 billion cubic feet of natural gas was $10.3.

Earnings Per Common Share. Basic earnings per share reflect the weighted-average number of common shares outstanding. Diluted earnings per share include the effects of dilutive stock options and common stock awards. In the following table, we present shares used in computing basic and diluted earnings per share for Fiscal 2008, Fiscal 2007 and Fiscal 2006:

	2008	2007	2006
(Millions of shares)			
Average common shares outstanding for basic computation	**107.396**	106.451	105.455
Incremental shares issuable for stock options and common stock awards	**1.125**	1.490	1.272
Average common shares outstanding for diluted computation	**108.521**	107.941	106.727

Income Taxes. AmeriGas Partners and the Operating Partnerships are not directly subject to federal income taxes. Instead, their taxable income or loss is allocated to the individual partners. We record income taxes on (1) our share of the Partnership's current taxable income or loss and (2) the differences between the book and tax basis of our investment in the Partnership. The Operating Partnerships have subsidiaries which operate in corporate form and are directly subject to federal and state income taxes.

Notes to Consolidated Financial Statements

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 1 continued

Legislation in certain states allows for taxation of partnerships' income and the accompanying financial statements reflect state income taxes resulting from such legislation.

Gas Utility and Electric Utility record deferred income taxes in the Consolidated Statements of Income resulting from the use of accelerated tax depreciation methods based upon amounts recognized for ratemaking purposes. They also record a deferred income tax liability for tax benefits that are flowed through to ratepayers when temporary differences originate and record a regulatory income tax asset for the probable increase in future revenues that will result when the temporary differences reverse.

We are amortizing deferred investment tax credits related to UGI Utilities' plant additions over the service lives of the related property. UGI Utilities reduces its deferred income tax liability for the future tax benefits that will occur when investment tax credits, which are not taxable, are amortized. We also reduce the regulatory income tax asset for the probable reduction in future revenues that will result when such deferred investment tax credits amortize.

We record interest on tax deficiencies and income tax penalties in income taxes on the Consolidated Statements of Income.

Effective October 1, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). For a more detailed discussion of the effects of FIN 48 and related disclosures, see "Newly Adopted Accounting Standards" below and related disclosures in Note 4.

Property, Plant and Equipment and Related Depreciation. The amounts we assign to property, plant and equipment of acquired businesses are based upon estimated fair value at date of acquisition. When Utilities retire depreciable utility plant and equipment, we charge the original cost, net of removal costs and salvage value, to accumulated depreciation for financial accounting purposes. When our other businesses retire or dispose of plant and equipment, we eliminate the associated cost and accumulated depreciation and recognize any resulting gain or loss in "Other income, net."

Property, plant and equipment comprise the following at September 30:

	2008	2007
Utilities:		
Distribution	**$1,520.3**	$1,465.9
Transmission	**28.5**	27.6
General and other	**120.2**	126.3
Total Utilities	**1,669.0**	1,619.8
Non-utility:		
Land	**81.8**	84.3
Buildings and improvements	**160.6**	158.7
Transportation equipment	**94.5**	91.4
Equipment, primarily cylinders and tanks	**1,762.7**	1,648.3
Electric generation	**84.9**	65.2
Other	**111.1**	116.9
Total Non-utility	**2,295.6**	2,164.8
Total property, plant and equipment	**$3,964.6**	$3,784.6

We record depreciation expense for plant and equipment over estimated economic useful lives. We record depreciation expense for Utilities' plant and equipment on a straight-line method over the estimated average remaining lives of the various classes of its depreciable property. Depreciation expense as a percentage of the related average depreciable base for Gas Utility was 2.4% in Fiscal 2008, 2.7% in Fiscal 2007 and 2.5% in Fiscal 2006. Depreciation expense as a percentage of the related average depreciable base for Electric Utility was 2.6% in Fiscal 2008, 2.7% in Fiscal 2007 and 2.8% in Fiscal 2006. We compute depreciation expense on other property, plant and equipment using the straight-line method over estimated service lives generally ranging from 15 to 40 years for buildings and improvements; 7 to 40 years for storage and customer tanks and cylinders; and 2 to 12 years for vehicles, equipment, and office furniture and fixtures. Depreciation expense was $163.8 in Fiscal 2008, $150.6 in Fiscal 2007 and $130.9 in Fiscal 2006. No depreciation expense is included in cost of sales in the Consolidated Statements of Income.

Costs to install Partnership and Antargaz-owned tanks, net of amounts billed to customers, are capitalized and amortized over the estimated period of benefit not exceeding ten years. We include in property, plant and equipment costs associated with computer software we develop or obtain for use in our businesses. We amortize computer software costs on a straight-line basis over expected periods of benefit not exceeding fifteen years once the installed software is ready for its intended use.

We evaluate the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We evaluate recoverability based upon undiscounted future cash flows expected to be generated by such assets. No provisions for impairments were recorded during Fiscal 2008, Fiscal 2007 or Fiscal 2006.

Intangible Assets. Intangible assets comprise the following at September 30:

	2008	2007
Goodwill (not subject to amortization)	**$1,489.7**	$1,498.8
Other intangible assets:		
Customer relationships, noncompete agreements and other	**$ 197.3**	$ 208.9
Trademark (not subject to amortization)	**47.8**	48.4
Gross carrying amount	**245.1**	257.3
Accumulated amortization	**(90.1)**	(84.2)
Net carrying amount	**$ 155.0**	$ 173.1

We amortize customer relationships and noncompete agreement intangibles over their estimated periods of benefit which do not exceed 15 years. Amortization expense of intangible assets was $18.8 in Fiscal 2008, $16.9 in Fiscal 2007 and $16.5 in Fiscal 2006. No amortization expense is included in cost of sales in the Consolidated Statements of Income. Estimated amortization expense of intangible assets during the next five fiscal years is as follows: Fiscal 2009 – $17.2; Fiscal 2010 – $15.5; Fiscal 2011 – $15.1; Fiscal 2012 – $15.0; Fiscal 2013 – $14.4.

In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), we amortize intangible assets over their estimated useful lives unless we determined their lives to be indefinite. Goodwill and other intangible assets with indefinite lives are not amortized but are subject to tests for impairment at least annually. SFAS 142 requires that we perform impairment tests more frequently than annually if events or circumstances indicate that the value of goodwill or intangible assets with indefinite lives might be impaired. When performing our impairment tests, we use quoted market prices or, in the absence of quoted market prices, discounted estimates of future cash flows. No provisions for goodwill or other intangible asset impairments were recorded during Fiscal 2008, Fiscal 2007 or Fiscal 2006.

Stock-Based Compensation. We adopted SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"), effective October 1, 2005. Among other things, SFAS 123R requires expensing the fair value of stock options, a previously optional accounting method. We chose the modified prospective approach which requires that the new guidance be applied to the unvested portion of all outstanding option grants as of October 1, 2005 and to new grants after that date. SFAS 123R also requires the calculation of an accumulated pool of tax windfalls using historical data from the effective date of SFAS No. 123 (prior to its revision). We have calculated a tax windfall pool using the shortcut method and any future tax shortfalls related to equity-based compensation will be charged against common stock up to the amount of the tax windfall pool.

In accordance with SFAS 123R, all of our equity-based compensation, principally comprising UGI stock options, grants of UGI stock-based equity instruments and grants of AmeriGas Partners equity instruments ("Units") is measured at fair value on the grant date, date of modification, or end of the period, as applicable, and recognized in earnings over the requisite service period. Depending upon the settlement terms of the awards, all or a portion of the fair value of the awards may be presented as a liability or as equity in our Consolidated Balance Sheets. We use a Black-Scholes option-pricing model to estimate the fair value of UGI stock options. We use a Monte Carlo valuation approach to estimate the fair value of our UGI and AmeriGas Partners Unit awards. Equity-based compensation costs associated with the portion of Unit awards classified as equity are measured based upon their estimated fair value on the date of grant or modification. Equity-based compensation costs associated with the portion of UGI and AmeriGas Partners Unit awards classified as liabilities are measured based upon their estimated fair value at the grant date and remeasured as of the end of each period. We recognized total pre-tax equity-based compensation expense of $11.8 ($7.7 after-tax), $12.4 ($8.5 after-tax) and $9.0 ($6.0 after-tax) in Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively.

For a description of our equity-based compensation plans and related disclosures, see Note 8.

Deferred Debt Issuance Costs. Included in "Other assets" on our Consolidated Balance Sheets are net deferred debt issuance costs of $15.7 at September 30, 2008 and $19.1 at September 30, 2007. We are amortizing these costs over the terms of the related debt.

Refundable Tank and Cylinder Deposits. Included in "Other noncurrent liabilities" on our Consolidated Balance Sheets are customer paid deposits on Antargaz owned tanks and cylinders of $223.4 and $228.5 at September 30, 2008 and 2007, respectively. Deposits are refundable to customers when the tanks or cylinders are returned in accordance with contract terms.

Environmental and Other Legal Matters. We accrue environmental investigation and cleanup costs when it is probable that a liability exists and the amount or range of amounts can be reasonably estimated. Amounts accrued generally reflect our best estimate of costs expected to be incurred or, if no best estimate can be made, the minimum liability associated with a range of expected environmental response costs. Our estimated liability for environmental contamination is reduced to reflect anticipated participation of other responsible parties but is not reduced for possible recovery from insurance carriers. In those instances for which the amount and timing of cash payments associated with environmental investigation and cleanup are reliably determinable, we discount such liabilities to reflect the time value of money. We intend to pursue recovery of incurred costs through all appropriate means, including regulatory relief. UGI Gas is permitted to amortize as removal costs site-specific environmental investigation and remediation costs, net of related third-party payments, associated with Pennsylvania sites. UGI Gas is currently permitted to include in rates, through future base rate proceedings, a five-year average of such prudently incurred remediation costs. In accordance with the terms of the PNG Gas base rate case order which became effective on December 2, 2006, site-specific environmental investigation and remediation costs associated with PNG Gas incurred prior to December 2, 2006 are amortized as removal costs over five-year periods. Such costs incurred after December 1, 2006 are expensed as incurred. At September 30, 2008 and 2007, neither the Company's undiscounted amount nor its accrued liability for environmental investigation and cleanup costs was material.

Similar to environmental issues, we accrue investigation and other legal costs for other pending and potential claims when it is probable that a liability exists and the amount or range of amounts can be reasonably estimated (see Note 10).

Foreign Currency Translation. Balance sheets of international subsidiaries and our investments in international LPG joint ventures are translated into U.S. dollars using the exchange rate at the balance sheet date. Income statements and equity investee results are translated into U.S. dollars using an average exchange rate for each reporting period. Where the local currency is the functional currency, translation adjustments are recorded in other comprehensive income. Where the local currency is not the functional currency, translation adjustments are recorded in net income.

Employee Retirement Plans. We use a market-related value of plan assets and an expected long-term rate of return to determine the expected return on our pension plans' and other postretirement plans' assets. The market-related value of plan assets, other than equity investments, is based upon market prices. The market-related value of equity investments is calculated by rolling forward the prior-year's market-related value with contributions, disbursements and the expected return on plan assets. One third

Notes to Consolidated Financial Statements

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 1 continued

of the difference between the expected and the actual value is then added to or subtracted from the expected value to determine the new market-related value (see Note 5).

Comprehensive Income. Comprehensive income comprises net income and other comprehensive income (loss). Other comprehensive income (loss) principally results from gains and losses on derivative instruments qualifying as cash flow hedges, actuarial gains and losses on postretirement benefit plans subsequent to the adoption of SFAS 158, and foreign currency translation adjustments. Fiscal 2007 other comprehensive income also includes an after-tax charge of $11.2 associated with the initial adoption of SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158") (see "Newly Adopted Accounting Standards" below).

The components of accumulated other comprehensive income (loss) at September 30, 2008 and 2007 follow:

	Postretirement Benefit Plans	Derivative Instruments Net Losses	Foreign Currency Translation Adjustments
Balance – September 30, 2008	$(39.4)	$(42.5)	$66.7
Balance – September 30, 2007	$(11.2)	$ (4.4)	$73.3

Newly Adopted Accounting Standards. Effective October 1, 2007, we adopted FIN 48, "Accounting for Uncertainty in Income Taxes," which provides a comprehensive model for the recognition, measurement and disclosure in financial statements of uncertain income tax positions that a company has taken or expects to take on a tax return. Under FIN 48, a company can recognize the benefit of an income tax position only if it is more likely than not (likelihood greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. Additionally, companies are required to accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. Any cumulative effect from the adoption of FIN 48 is recorded as an adjustment to opening retained earnings. As a result of the adoption of FIN 48, effective October 1, 2007 we recorded a non-cash reduction to retained earnings of $1.2.

SFAS 158 became effective for us as of September 30, 2007 and requires recognition of an asset or liability in the statement of financial position reflecting the funded status of pension and postretirement benefit plans such as retiree health and life, with current year changes recognized in shareholders' equity. SFAS 158 did not change the existing criteria for measurement of periodic benefit costs, plan assets or benefit obligations. The incremental effect of the initial adoption of SFAS 158 reduced stockholders' equity at September 30, 2007 by $11.2.

Recently Issued Accounting Standards Not Yet Adopted. In April 2008, the FASB issued FASB Staff Position ("FSP") No. SFAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP SFAS 142-3"). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The intent of FSP SFAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), and other applicable accounting literature. FSP SFAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008 (Fiscal 2010) and must be applied prospectively to intangible assets acquired after the effective date. We are currently evaluating the provisions of FSP SFAS 142-3.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 requires enhanced disclosures in the following areas: (1) qualitative disclosures about the overall objectives and strategies for using derivatives; (2) quantitative disclosures on the fair value of the derivative instruments and related gains and losses in a tabular format; and (3) credit-risk-related contingent features in derivative instruments. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008 (second quarter of Fiscal 2009). We are currently evaluating the impact of the provisions of SFAS 161 on our future disclosures.

In December 2007, the FASB issued SFAS 141R, "Business Combinations." SFAS 141R applies to all transactions or other events in which an entity obtains control of one or more businesses. SFAS 141R establishes, among other things, principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (2) recognizes and measures the goodwill acquired in a business combination or gain from a bargain purchase; and (3) determines what information with respect to a business combination should be disclosed. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008 (Fiscal 2010). Among the more significant changes in accounting for acquisitions are (1) transaction costs will generally be expensed (rather than being included as costs of the acquisition); (2) contingencies, including contingent consideration, will generally be recorded at fair value with subsequent adjustments recognized in operations (rather than as adjustments to the purchase price); and (3) decreases in valuation allowances on acquired deferred tax assets will be recognized in operations (rather than decreases in goodwill). Generally, the effects of SFAS 141R will depend on future acquisitions.

Also in December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 is effective for us on October 1, 2009 (Fiscal 2010). This standard will significantly change the accounting and reporting relating to noncontrolling interests in a consolidated subsidiary. After adoption, noncontrolling interests ($159.2 and $192.2 at September 30, 2008 and 2007, respectively) will be classified as stockholders' equity, a change from its current classification between liabilities and stockholders' equity. Earnings attributable to minority interests ($89.8, $106.9 and $48.7 in Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively) will be included in net income, although such income will continue to be deducted to measure earnings per share. In addition, changes in a parent's ownership interest while retaining control will be accounted for as equity transactions and any retained noncontrolling equity investments in a former subsidiary will be initially measured at fair value.

In April 2007, the FASB issued FSP No. FIN 39-1, "Amendment of FASB Interpretation No. 39" ("FSP 39-1"). FSP 39-1 permits companies to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting agreement. In addition, upon the adoption, companies are permitted to change their accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. FSP 39-1 requires retrospective application for all periods presented. FSP 39-1 was effective for us on October 1, 2008 (Fiscal 2009). The adoption of FSP 39-1 did not have a material effect on our earnings or financial position and will have no effect on our future cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). Under SFAS 159, we may elect to report individual financial instruments and certain items at fair value with changes in fair value reported in earnings. Once made, this election is irrevocable for those items. SFAS 159 was effective for us on October 1, 2008 (Fiscal 2009). The adoption of SFAS 159 did not impact our financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In February 2008, the FASB issued two FSPs amending SFAS 157. FSP SFAS 157-1 amends SFAS 157 to exclude SFAS No. 13, "Accounting for Leases," and its related interpretive accounting pronouncements that address leasing transactions. FSP SFAS 157-2 delays the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. The standard, as amended, applies prospectively to new fair value measurements for the Company as follows: on October 1, 2008 (Fiscal 2009) the standard applies to our measurements of fair values of financial instruments and recurring fair value measurements of non-financial assets and liabilities; on October 1, 2009 (Fiscal 2010), the standard will apply to all remaining fair value measurements including nonrecurring measurements of non-financial assets and liabilities such as measurement of potential impairments of goodwill, other intangible assets and other long-lived assets. It will also apply to non-financial assets acquired and liabilities assumed that are initially measured at fair value in a business combination but that are not subject to remeasurement at fair value in subsequent periods. SFAS 157 is not expected to have a material effect on our earnings or financial position and will have no effect on our future cash flows.

Note 2 – Acquisitions and Divestitures

On August 24, 2006, UGI Utilities acquired certain assets and assumed certain liabilities of Southern Union Company's ("SU's") PG Energy Division, a natural gas distribution utility located in northeastern Pennsylvania, and all of the issued and outstanding stock of SU's wholly owned subsidiary, PG Energy Services, Inc., pursuant to a Purchase and Sale Agreement, as amended, between SU and UGI dated January 26, 2006 (the "Agreement"). UGI subsequently assigned its rights under the Agreement to UGI Utilities. On August 24, 2006, and in accordance with the terms of the Agreement, UGI Utilities paid SU $580 in cash. The cash payment of $580 was funded with net proceeds from the issuance of $275 of UGI Utilities' bank loans under a Credit Agreement dated as of August 18, 2006 (the "Bridge Loan"), cash capital contributions from UGI of $265 and borrowings under UGI Utilities' revolving credit agreement for working capital. In September 2006, UGI Utilities repaid the Bridge Loan with proceeds from the issuance of $175 of 5.75% Senior Notes due 2016 and $100 of 6.21% Senior Notes due 2036. Pursuant to the terms of the Agreement, the initial purchase price was subject to a working capital adjustment equal to the difference between $68.1 and the actual working capital as of the closing date agreed to by both UGI Utilities and SU. In March 2007, UGI Utilities and SU reached an agreement on the working capital adjustment pursuant to which SU paid UGI Utilities approximately $23.7 in cash.

During Fiscal 2007, UGI Utilities completed its review and determination of the fair value of the assets acquired and liabilities assumed. The purchase price of the PG Energy Acquisition, including transaction fees and expenses of approximately $11.0, has been allocated to the assets acquired and liabilities assumed as follows:

Working capital	$ 47.3
Property, plant and equipment	362.3
Goodwill	162.3
Regulatory assets	15.0
Other assets	4.0
Noncurrent liabilities	(23.6)
Total	$567.3

Substantially all of the goodwill is deductible for income tax purposes over a fifteen-year period.

The operating results of PNG Gas are included in our consolidated results beginning August 24, 2006. The following table presents unaudited pro forma income statement and basic and diluted per share data for Fiscal 2006 as if the acquisition of PNG Gas had occurred as of the beginning of Fiscal 2006:

	2006
	(pro forma)
Revenues	$5,545.7
Net income	$ 88.5
Earnings per share:	
Basic	$ 0.84
Diluted	$ 0.83

Notes to Consolidated Financial Statements

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 2 continued

The pro forma results of operations reflect PNG Gas' historical operating results after giving effect to adjustments directly attributable to the transaction that are expected to have a continuing effect. The pro forma amounts are not necessarily indicative of the operating results that would have occurred had the PG Energy Acquisition been completed as of the date indicated, nor are they necessarily indicative of future operating results. The unaudited pro forma net income and earnings per share for Fiscal 2006 include the effects of a writedown of goodwill of $98 recorded by SU during the three months ended December 31, 2005.

In July 2007, AmeriGas OLP sold its 3.5 million barrel liquefied petroleum gas storage terminal located near Phoenix, Arizona to Plains LPG Services, L.P. The Partnership recorded a pre-tax gain of $46.1 which is included in "Other income, net" in the Fiscal 2007 Consolidated Statement of Income. The gain increased Fiscal 2007 net income by $12.5 or $0.12 per diluted share.

In March 2006, UGID sold its 50% ownership interest in Hunlock Creek Energy Ventures ("Energy Ventures") to Allegheny Energy Supply Hunlock Creek, LLC. Energy Ventures' assets primarily comprised a 44-megawatt gas-fired combustion turbine electric generator and a 48-megawatt coal-fired electric generation facility. As part of the transaction, Energy Ventures transferred its ownership in the 48-megawatt coal-fired electric generation station to UGID. UGID recorded a net pre-tax gain of $9.1 associated with this transaction, which is reflected in "Other income, net" in the Fiscal 2006 Consolidated Statement of Income. The gain increased Fiscal 2006 net income by $5.3 or $0.05 per diluted share.

On February 15, 2006, Flaga entered into an agreement with a subsidiary of Progas GmbH & Co KG ("Progas") to form a joint venture company, ZLH, an Austrian limited liability company, which, through subsidiaries, distributes LPG in the Czech Republic, Hungary, Poland, Slovakia and Romania. ZLH is owned and controlled equally by Flaga and Progas. Progas, headquartered in Dortmund, Germany, is controlled by Thyssen'sche Handelsgesellschaft m.b.H. As part of the joint venture formation, Flaga contributed the shares of its LPG subsidiaries which operate in the Czech Republic and Slovakia to ZLH and paid €9.2 cash to Progas. Progas contributed the shares of its LPG subsidiaries operating in the Czech Republic, Hungary, Poland, Romania and Slovakia to ZLH. The operating subsidiaries distributed a combined approximately 77 million gallons of LPG in these five countries in 2005. In a related transaction, Flaga purchased Progas' retail LPG business in Austria. The cash consideration for this business was not material.

During Fiscal 2008, AmeriGas OLP acquired several retail propane distribution businesses for total cash consideration of $2.5. During Fiscal 2007, AmeriGas OLP acquired several retail propane distribution businesses, including the retail distribution businesses of All Star Gas Corporation and Shell Gas (LPG) USA and several cylinder refurbishing businesses, for total cash consideration of $79.6 and the issuance of 166,205 Common Units to the General Partner having a fair value of $5.7. During Fiscal 2006, AmeriGas OLP acquired two retail propane distribution businesses and a cylinder refurbishing business for total cash consideration of $3.3. The operating results of these businesses have been included in our consolidated operating results from their respective dates of acquisition. The pro forma effects of these transactions and Flaga's Fiscal 2006 transactions with Progas are not material.

Note 3 – Debt

Long-term debt comprises the following at September 30:

	2008	2007
AmeriGas Propane:		
AmeriGas Partners Senior Notes:		
8.875%, due May 2011 (including unamortized premium of $0.1 and $0.2, respectively effective rate – 8.46%)	**$ 14.7**	$ 14.8
7.25%, due May 2015	**415.0**	415.0
7.125%, due May 2016	**350.0**	350.0
AmeriGas OLP First Mortgage Notes:		
Series D, 7.11%, due March 2009 (including unamortized premium of $0.2 and $0.6, respectively, effective rate – 6.52%)	**70.2**	70.6
Series E, 8.50%, due July 2010 (including unamortized premium of $0.1, effective rate – 8.47%)	**80.1**	80.1
Other	**3.4**	2.6
Total AmeriGas Propane	**933.4**	933.1
International Propane:		
Antargaz Senior Facilities term loan, due March 2011	**534.9**	541.8
Flaga term loan, due through September 2011	**50.7**	59.9
Other	**3.9**	3.5
Total International Propane	**589.5**	605.2
UGI Utilities:		
Senior Notes:		
5.75% Notes, due October 2016	**175.0**	175.0
6.21% Notes, due October 2036	**100.0**	100.0
Medium-Term Notes:		
5.53% Notes, due September 2012	**40.0**	40.0
5.37% Notes, due August 2013	**25.0**	25.0
5.16% Notes, due May 2015	**20.0**	20.0
7.37% Notes, due October 2015	**22.0**	22.0
5.64% Notes, due December 2015	**50.0**	50.0
6.17% Notes, due June 2017	**20.0**	20.0
7.25% Notes, due November 2017	**20.0**	20.0
5.67% Notes, due January 2018	**20.0**	–
6.50% Notes, due August 2033	**20.0**	20.0
6.13% Notes, due October 2034	**20.0**	20.0
Total UGI Utilities	**532.0**	512.0
Other	**14.2**	3.2
Total long-term debt	**2,069.1**	2,053.5
Less current maturities (including net unamortized premium of $0.3 and $0.5, respectively)	**(81.8)**	(14.7)
Total long-term debt due after one year	**$1,987.3**	$2,038.8

Scheduled principal repayments of long-term debt due in fiscal years 2009 to 2013 follows:

	2009	2010	2011	2012	2013
AmeriGas Propane	$71.2	$80.7	$ 15.2	$ 0.5	$ 0.4
UGI Utilities	–	–	–	40.0	25.0
International Propane and Other	10.4	10.6	569.6	0.8	0.4
Total	$81.6	$91.3	$584.8	$41.3	$25.8

AmeriGas Propane

AmeriGas Partners Senior Notes. The 8.875% Senior Notes may be redeemed at our option; a redemption premium applies through May 19, 2009. The 7.25% and 7.125% Senior Notes generally cannot be redeemed at our option prior to May 20, 2010 and 2011, respectively. In January 2006, the Partnership refinanced its Series A and Series C First Mortgage Notes totaling $228.8; $59.6 of the Partnership's 10% Senior Notes; and an AmeriGas OLP $35 term loan, with proceeds from the issuance of $350 of AmeriGas Partners 7.125% Senior Notes due 2016. The Partnership recognized a loss of $17.1 associated with this refinancing which amount is reflected in "Loss on extinguishments of debt" in the Fiscal 2006 Consolidated Statement of Income. AmeriGas Partners may, under certain circumstances involving excess sales proceeds from the disposition of assets not reinvested in the business or a change of control, be required to offer to prepay its 7.25% and 7.125% Senior Notes.

AmeriGas OLP First Mortgage Notes. The General Partner is co-obligor of the Series D and E First Mortgage Notes. AmeriGas OLP may prepay the First Mortgage Notes, in whole or in part. These prepayments include a make whole premium. AmeriGas OLP may, under certain circumstances involving excess sales proceeds from the disposition of assets not reinvested in the business or a change of control, be required to offer to prepay the First Mortgage Notes, in whole or in part.

AmeriGas OLP Credit Agreements. AmeriGas OLP has a credit agreement ("AmeriGas Credit Agreement") consisting of (1) a Revolving Credit Facility and (2) an Acquisition Facility. The General Partner and Petrolane are guarantors of amounts outstanding under the AmeriGas Credit Agreement.

Under the Revolving Credit Facility, AmeriGas OLP may borrow up to $125 (including a $100 sublimit for letters of credit) which is subject to restrictions in the AmeriGas OLP First Mortgage Notes (see "Restrictive Covenants" below). The Revolving Credit Facility may be used for working capital and general purposes of AmeriGas OLP. The Revolving Credit Facility expires on October 15, 2011, but may be extended for additional one-year periods with the consent of the participating banks representing at least 80% of the commitments thereunder. There were no borrowings outstanding under AmeriGas OLP's Revolving Credit Facility at September 30, 2008 and 2007. Issued and outstanding letters of credit, which reduce available borrowings under the AmeriGas OLP Revolving Credit Facility, totaled $42.9 and $58.0 at September 30, 2008 and 2007, respectively.

The Acquisition Facility provides AmeriGas OLP with the ability to borrow up to $75 to finance the purchase of propane businesses or propane business assets or, to the extent it is not so used, for working capital and general purposes, subject to restrictions in the Senior Notes indentures. The Acquisition Facility operates as a revolving facility through October 15, 2011, at which time amounts then outstanding will be immediately due and payable. There were no amounts outstanding under the Acquisition Facility at September 30, 2008 and 2007.

The Revolving Credit Facility and the Acquisition Facility permit AmeriGas OLP to borrow at prevailing interest rates, including the base rate, defined as the higher of the Federal Funds rate plus 0.50% or the agent bank's prime rate (5.00% at September 30, 2008), or at a two-week, one-, two-, three-, or six-month Eurodollar Rate, as defined in the AmeriGas Credit Agreement, plus a margin. The margin on Eurodollar Rate borrowings (which ranges from 1.00% to 1.75%) and the AmeriGas Credit Agreement facility fee rate (which ranges from 0.25% to 0.375%) are dependent upon AmeriGas OLP's ratio of funded debt to earnings before interest expense, income taxes, depreciation and amortization ("EBITDA"), each as defined in the AmeriGas Credit Agreement.

In October 2008, UGI agreed to provide guarantees of up to $50 to AmeriGas OLP for propane suppliers through September 30, 2009. In addition, on November 14, 2008, AmeriGas OLP entered into a revolving credit agreement with two major banks ("Supplemental Credit Agreement"). The Supplemental Credit Agreement expires on May 14, 2009, and permits AmeriGas OLP to borrow up to $50 for working capital and general purposes. Except for more restrictive covenants regarding the incurrence of additional indebtedness by AmeriGas OLP, the Supplemental Credit Agreement has restrictive covenants substantially similar to the existing AmeriGas Credit Agreement.

AmeriGas OLP Term Loan. In April 2005, AmeriGas OLP entered into a $35 variable-rate term loan due October 1, 2006 ("AmeriGas OLP Term Loan"), which bore interest plus margin at the same rates as the AmeriGas Credit Agreement. Proceeds from the AmeriGas OLP Term Loan were used to repay a portion of the $53.8 maturing AmeriGas OLP First Mortgage Notes. As previously mentioned, the Partnership used a portion of the proceeds from the issuance of the 7.125% Senior Notes due 2016 to repay the AmeriGas OLP Term Loan in January 2006.

Restrictive Covenants. The 7.25% and 7.125% Senior Notes of AmeriGas Partners restrict the ability of the Partnership and AmeriGas OLP to, among other things, incur additional indebtedness, make investments, incur liens, issue preferred interests, prepay subordinated indebtedness, and effect mergers, consolidations and sales of assets. Under the 7.25% and 7.125% Senior Note Indentures, AmeriGas Partners is generally permitted to make cash distributions equal to available cash, as defined, as of the end of the immediately preceding quarter, if certain conditions are met. At September 30, 2008, these restrictions did not limit the amount of Available Cash AmeriGas Partners could distribute pursuant to the Partnership Agreement (see Note 9).

The AmeriGas OLP credit agreements and First Mortgage Notes restrict the incurrence of additional indebtedness and also restrict certain liens, guarantees, investments, loans and advances, payments, mergers, consolidations, asset transfers, transactions with affiliates, sales of assets, acquisitions and other transactions. The AmeriGas OLP credit agreements and First Mortgage Notes require that AmeriGas OLP maintain a maximum ratio of total indebtedness to EBITDA, as defined. In addition, the AmeriGas OLP credit agreements require that AmeriGas OLP maintain a minimum ratio of EBITDA to interest expense, as defined, and minimum EBITDA. Generally, as long as no default exists or would result, the Partnership and AmeriGas OLP are permitted to make cash distributions not more frequently than quarterly in an amount not to exceed available cash, as defined, for the immediately preceding calendar quarter.

Notes to Consolidated Financial Statements

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 3 continued

International Propane

On December 7, 2005, Antargaz executed a five-year, floating rate Senior Facilities Agreement with a major French bank comprising a €380 term loan and a €50 revolving credit facility. The proceeds of the €380 term loan were used in December 2005 to repay the then-existing €175 Senior Facilities term loan, to fund the redemption of the €165 High Yield Bonds in January 2006 (including a premium) and for general corporate purposes. As a result of this refinancing, we incurred a pre-tax loss on extinguishment of debt of $1.4 ($0.9 after-tax).

Antargaz' term loan and revolving credit facility bear interest at one-, two-, three- or six-month euribor or libor, plus a margin, as defined by the Senior Facilities Agreement. AGZ has executed interest rate swap agreements with the same bank group to fix the underlying euribor or libor rate of interest on the term loan at approximately 3.25% for the duration of the loan (see Note 11). The effective interest rate on Antargaz' term loan at September 30, 2008 and 2007 was 4.40% and 4.05%, respectively. Antargaz' revolving credit facility permits Antargaz to borrow up to €50 for working capital or general corporate purposes. Borrowings under its revolving credit facility are classified as bank loans. The margin on the term loan and revolving credit facility borrowings (which ranges from 0.70% to 1.15%) is dependent upon Antargaz' ratio of total net debt (excluding bank loans) to EBITDA, each as defined by the Senior Facilities Agreement. In order to minimize the interest margin it pays on its Senior Facilities Agreement borrowings, in September 2008 Antargaz borrowed €50 ($70.4), the total amount available under its revolving credit facility, which amount remained outstanding at September 30, 2008. This amount was repaid by Antargaz on October 27, 2008. The weighted-average interest rate on Antargaz' bank loans was 6.0% at September 30, 2008. There were no revolving credit facility borrowings outstanding at September 30, 2007. During October 2008, the Senior Facilities Agreement was amended to, among other things, provide Antargaz a €50 letter of credit guarantee facility. The Senior Facilities Agreement debt is collateralized by substantially all of Antargaz' shares in its subsidiaries and by substantially all of its accounts receivable.

Effective in July 2006, Flaga entered into a euro-based, variable-rate term loan facility in an original amount of €48 (€36 of which is outstanding at September 30, 2008) and a working capital facility of up to €8 both of which expire in September 2011. The term loan bears interest at one- to twelve-month euribor rates (as chosen by Flaga from time to time) plus a margin. The margin on such borrowings ranges from 0.52% to 1.45%. Generally, semi-annual principal payments of €3 on the term loan are due on March 31 and September 30 each year through Fiscal 2010 with final payments totaling €6.0, €6.4 and €14.6 in March, August and September 2011, respectively. In November 2006, Flaga effectively fixed the euribor component of its interest rate on a substantial portion of the term loan through September 2011 at 3.91% by entering into an interest rate swap agreement. The effective interest rates on Flaga's term loan at September 30, 2008 and 2007 were 4.80% and 4.43%, respectively. Flaga may prepay the term loan, in whole or in part, without incurring any premium. Flaga repaid its multi-currency acquisition note in July 2006 with the proceeds from the term loan.

Flaga's borrowings under its working capital facility at September 30, 2008 and 2007 totaled €6.4 ($9.0) and €6.3 ($8.9), respectively. Issued and outstanding guarantees, which reduce available borrowings under the working capital facility, totaled €0.7 ($1.0) at September 30, 2008. Amounts outstanding under the working capital facility are classified as bank loans. Borrowings under the working capital facility bear interest at market rates (a daily euro-based rate) plus a margin. The weighted-average interest rates on Flaga's bank loans were 4.52% at September 30, 2008 and 5.42% at September 30, 2007.

Restrictive Covenants and Guarantees. The Senior Facilities Agreement restricts the ability of AGZ and its subsidiaries, including Antargaz, to, among other things, incur additional indebtedness, make investments, incur liens, and effect mergers, consolidations and sales of assets. Under this agreement, Antargaz is generally permitted to make restricted payments, such as dividends, if the ratio of net debt to EBITDA on a French generally accepted accounting basis, as defined in the agreement, is less than 3.75 to 1.00 and if no event of default exists or would exist upon payment of such restricted payment.

The Flaga term loan and working capital facility are guaranteed by UGI. In addition, under certain conditions regarding changes in certain financial ratios of UGI, the lending bank may accelerate repayment of the debt.

Flaga's joint venture, ZLH, has multi-currency working capital facilities that provide for borrowings of up to €16, half of which is guaranteed by UGI. At September 30, 2008, the total amount outstanding under the ZLH facility was €14.2 ($20.0).

UGI Utilities

Revolving Credit Agreement. UGI Utilities has a revolving credit agreement ("UGI Utilities Revolving Credit Agreement") with banks providing for borrowings of up to $350 which expires in August 2011. Under the UGI Utilities Revolving Credit Agreement, UGI Utilities may borrow at various prevailing interest rates, including LIBOR and the banks' prime rate. UGI Utilities had borrowings outstanding under the Utilities Revolving Credit Agreement, which we classify as bank loans, totaling $57 at September 30, 2008 and $190 at September 30, 2007. In February and March 2006, UGI Utilities repaid two $35 short-term borrowings outstanding under uncommitted arrangements with major banks. There were no amounts borrowed under uncommitted arrangements during Fiscal 2008 or Fiscal 2007. The weighted-average interest rates on UGI Utilities' Revolving Credit Agreement borrowings at September 30, 2008 and 2007 were 4.36% and 5.24%, respectively. In conjunction with the October 1, 2008 acquisition of PPL Gas Utilities Corporation, UGI made a $120 cash contribution to UGI Utilities on September 25, 2008. This cash contribution was used by UGI Utilities to reduce borrowings under the UGI Utilities Revolving Credit Agreement. On October 1, 2008 UGI Utilities borrowed under the UGI Utilities Revolving Credit Agreement to fund a portion of the PPL Gas Utilities Corporation acquisition (see Note 15).

Restrictive Covenants. UGI Utilities Revolving Credit Agreement requires UGI Utilities to maintain a maximum ratio of Consolidated Debt to Consolidated Total Capital, as defined, of 0.65 to 1.00.

Restricted Net Assets

At September 30, 2008, the amount of net assets of UGI's consolidated subsidiaries that was restricted from transfer to UGI under debt agreements, subsidiary partnership agreements and regulatory requirements under foreign laws totaled approximately $1,200.

Note 4 – Income Taxes

Income before income taxes comprises the following:

	2008	2007	2006
Domestic	**$290.7**	$278.4	$193.6
Foreign	**59.3**	52.6	81.1
Total income before income taxes	**$350.0**	$331.0	$274.7

The provisions for income taxes consist of the following:

	2008	2007	2006
Current expense:			
Federal	**$ 92.4**	$65.6	$ 54.2
State	**26.1**	17.4	12.0
Foreign	**16.9**	16.6	24.9
Total current expense	**135.4**	99.6	91.1
Deferred (benefit) expense:			
Federal	**(1.6)**	24.8	2.3
State	**(3.0)**	1.9	1.3
Foreign	**4.1**	0.8	4.2
Investment tax credit amortization	**(0.4)**	(0.4)	(0.4)
Total deferred (benefit) expense	**(0.9)**	27.1	7.4
Total income tax expense	**$134.5**	$126.7	$ 98.5

Federal income taxes for Fiscal 2008, Fiscal 2007 and Fiscal 2006 are net of foreign tax credits of $4.3, $14.1 and $21.2, respectively.

A reconciliation from the statutory federal tax rate to our effective tax rate is as follows:

	2008	2007	2006
Statutory federal tax rate	**35.0%**	35.0%	35.0%
Difference in tax rate due to:			
State income taxes, net of federal	**4.4**	3.8	3.4
Effects of international operations	**(1.4)**	(1.4)	(3.3)
Other, net	**0.4**	0.9	0.8
Effective tax rate	**38.4%**	38.3%	35.9%

Deferred tax liabilities (assets) comprise the following at September 30:

	2008	2007
Excess book basis over tax basis of property, plant and equipment	**$ 313.0**	$ 298.0
Investment in AmeriGas Partners	**172.6**	181.2
Intangible assets and goodwill	**49.1**	50.3
Utility regulatory assets	**34.0**	43.2
Derivative financial instruments	**6.3**	2.0
Unrepatriated foreign earnings	**0.8**	3.9
Foreign currency translation adjustment	**13.0**	14.2
Other	**7.6**	7.8
Gross deferred tax liabilities	**596.4**	600.6
Pension plan liabilities	**(21.7)**	(2.5)
Employee-related benefits	**(31.7)**	(29.7)
Deferred investment tax credits	**(2.5)**	(2.7)
Utility regulatory liabilities	**(3.7)**	(3.1)
Operating loss carryforwards	**(22.1)**	(22.8)
Allowances for doubtful accounts	**(5.9)**	(6.8)
Foreign tax credit carryforwards	**(43.6)**	(50.1)
Derivative financial instruments	**(33.6)**	(6.2)
Other	**(24.6)**	(23.1)
Gross deferred tax assets	**(189.4)**	(147.0)
Deferred tax assets valuation allowance	**56.5**	62.2
Net deferred tax liabilities	**$ 463.5**	$ 515.8

UGI Utilities had recorded deferred tax liabilities of approximately $45.6 as of September 30, 2008 and $42.1 as of September 30, 2007, pertaining to utility temporary differences, principally a result of accelerated tax depreciation for state income tax purposes, the tax benefits of which previously were or will be flowed through to ratepayers. These deferred tax liabilities have been reduced by deferred tax assets of $2.5 at September 30, 2008 and $2.7 at September 30, 2007, pertaining to utility deferred investment tax credits. UGI Utilities had recorded regulatory income tax assets related to these net deferred taxes of $73.7 as of September 30, 2008 and $72.0 as of September 30, 2007. These regulatory income tax assets represent future revenues expected to be recovered through the ratemaking process. We will recognize this regulatory income tax asset in deferred tax expense as the corresponding temporary differences reverse and additional income taxes are incurred.

At September 30, 2008, foreign net operating loss carryforwards of Flaga and certain operations of AGZ totaled $36.1 and $2.3, respectively, with no expiration dates. We have state net operating loss carryforwards primarily relating to five non-operating subsidiaries which approximate $95 and expire through 2028. We also have operating loss carryforwards of $7.1 for certain operations of AmeriGas Propane and expire through 2028. At September 30, 2008, deferred tax assets relating to operating loss carryforwards include $9.0 for Flaga, $0.8 for AGZ, $1.1 for UGI International (BV), $2.5 for AmeriGas Propane and $8.7 for certain other subsidiaries. A valuation allowance of $11.1 has been provided for all deferred tax assets related to state net operating loss carryforwards and other state deferred tax assets of certain subsidiaries because, on a state reportable basis, it is more likely than not that these assets will expire unused. A valuation allowance of $1.8 was also provided for deferred tax assets related to certain

Notes to Consolidated Financial Statements

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 4 continued

operations of AGZ and UGI International (BV). Operating activities and tax deductions related to the exercise of non-qualified stock options contributed to the state net operating losses disclosed above. We first recognize the utilization of state net operating losses from operations (which exclude the impact of tax deductions for exercises of non-qualified stock options) to reduce income tax expense. Then, to the extent state net operating loss carryforwards, if realized, relate to non-qualified stock option deductions, the resulting benefits will be credited to stockholders' equity.

We have foreign tax credit carryforwards of approximately $43.6 expiring through 2019 resulting from the actual and planned repatriation of AGZ's accumulated earnings since acquisition includable in U.S. taxable income. Because we expect that these credits will expire unused, a valuation allowance has been provided for the entire foreign tax credit carryforward amount. The valuation allowance for all deferred tax assets decreased by $5.7 in Fiscal 2008, due primarily to a decrease in the foreign tax credit carryforward of $6.5.

As discussed in Note 1, on October 1, 2007, we adopted FIN 48, "Accounting for Uncertainty in Income Taxes." The adoption of FIN 48 resulted in a non-cash reduction to retained earnings of $1.2.

The Company conducts business and files tax returns in the U.S., numerous states, local jurisdictions and in certain European countries, principally France and Austria. Our U.S. federal income tax returns and our French tax returns are settled through the 2004 tax year. Our Austrian tax returns are effectively settled through the 2006 tax year. UGI Corporation's federal income tax returns for Fiscal 2005 and Fiscal 2006 are currently under audit. Although it is not possible to predict with certainty the timing of the conclusion of the pending U.S. federal tax audits in progress, we anticipate that the Internal Revenue Service's audit of our Fiscal 2005 and Fiscal 2006 U.S. federal income tax returns will likely be completed during Fiscal 2009. State and other income tax returns in the U.S. are generally subject to examination for a period of three to five years after the filing of the respective returns. The state impact of any amended U.S. federal income tax return remains subject to examination by various states for a period of up to one year after formal notification to the states of such U.S. federal tax return amendments.

We record interest on tax deficiencies and income tax penalties in income taxes. For Fiscal 2008, $0.2 related to interest was recognized in income taxes in the Consolidated Statement of Income.

As of September 30, 2008, we have unrecognized income tax benefits totaling $4.9 including related accrued interest of $0.6. If these unrecognized tax benefits were subsequently recognized, $4.7 would be recorded as a benefit to income taxes on the consolidated statement of income and, therefore, would impact the reported effective tax rate. The amount of reasonably possible changes in unrecognized tax benefits and related interest in the next twelve months is a net reduction of approximately $2.2 as a result of the expiration of the statute of limitations in certain jurisdictions or as a result of settlements with tax authorities.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	2008
Balance at October 1, 2007	$ 4.3
Additions for tax positions of the current year	0.7
Additions for tax positions of prior years	0.7
Settlements with tax authorities	(0.8)
Balance at September 30, 2008	$ 4.9

Note 5 – Employee Retirement Plans

Defined Benefit Pension and Other Postretirement Plans. We sponsor two defined benefit pension plans for employees of UGI, UGI Utilities, UGIPNG, and certain of UGI's other domestic wholly owned subsidiaries ("Pension Plans"). We also provide postretirement health care benefits to certain retirees and postretirement life insurance benefits to nearly all domestic active and retired employees. In addition, Antargaz employees are covered by certain defined benefit pension and postretirement plans. Although the disclosures in the tables below include amounts related to the Antargaz plans, such amounts are not material.

The following table provides a reconciliation of the projected benefit obligations ("PBOs") of the Pension Plans and the Antargaz pension plans, the accumulated benefit obligations ("ABOs") of our other postretirement benefit plans, plan assets, and the funded status of the pension and other postretirement plans as of September 30, 2008 and 2007. ABO is the present value of benefits earned to date with benefits based upon current compensation levels. PBO is ABO increased to reflect estimated future compensation.

	Pension Benefits		Other Postretirement Benefits	
	2008	2007	**2008**	2007
Change in benefit obligations:				
Benefit obligations – beginning of year	**$310.4**	$316.7	**$ 20.1**	$ 23.9
Service cost	**6.1**	6.5	**0.5**	0.5
Interest cost	**19.6**	18.8	**1.2**	1.2
Actuarial gain	**(10.0)**	(18.4)	**(2.5)**	(1.9)
Plan amendments	**–**	0.3	**(0.4)**	(2.3)
Plan settlement or curtailment	**–**	(0.1)	**(2.2)**	(0.2)
Foreign currency	**(0.1)**	1.2	**–**	0.3
Benefits paid	**(15.1)**	(14.6)	**(1.1)**	(1.4)
Benefit obligations – end of year	**$310.9**	$310.4	**$ 15.6**	$ 20.1
Change in plan assets:				
Fair value of plan assets – beginning of year	**$294.0**	$278.4	**$ 12.2**	$ 11.3
Actual (loss) gain on plan assets	**(34.7)**	29.4	**(1.8)**	1.2
Foreign currency	**–**	0.4	**–**	–
Employer contributions	**0.5**	0.4	**0.7**	1.1
Benefits paid	**(15.1)**	(14.6)	**(1.1)**	(1.4)
Fair value of plan assets – end of year	**$244.7**	$294.0	**$ 10.0**	$ 12.2
Funded status of the plans – end of year	**$ (66.2)**	$ (16.4)	**$ (5.6)**	$ (7.9)
Assets (liabilities) recorded in the balance sheet:				
Prepaid assets (included in other assets)	**$ 1.1**	$ 1.1	**$ 0.7**	$ 0.8
Unfunded liabilities (included in other noncurrent liabilities)	**(67.3)**	(17.5)	**(6.3)**	(8.7)
Net amount recognized	**$ (66.2)**	$ (16.4)	**$ (5.6)**	$ (7.9)
Amounts recorded in stockholders' equity:				
Net actuarial loss (gain)	**$ 64.6**	$ 19.8	**$ (1.2)**	$ (0.7)
Prior service credit	**(0.2)**	(0.2)	**–**	–
Total	**$ 64.4**	$ 19.6	**$ (1.2)**	$ (0.7)

In Fiscal 2009, we estimate that we will amortize $0.9 of net actuarial losses and $0.4 of prior service cost from stockholders' equity into retiree benefit cost. Comparable amounts in Fiscal 2008 were not material.

Actuarial assumptions for our domestic plans are described below. Assumptions for the Antargaz plans are based upon market conditions in France. The discount rates at September 30 are used to measure the year-end benefit obligations and the earnings effects for the subsequent year. The discount rate is based upon market-observed yields for high quality fixed income securities with maturities that correspond to the payment of benefits. The expected rate of return on assets assumption is based on the current and expected asset allocations as well as historical and expected returns on various categories of plan assets.

	Pension Plans				Other Postretirement Benefits			
	2008	2007	2006	2005	**2008**	2007	2006	2005
Weighted-average assumptions:								
Discount rate	**6.8%**	6.4%	6.0%	5.7%	**6.8%**	6.4%	6.0%	5.7%
Expected return on plan assets	**8.5%**	8.5%	8.5%	9.0%	**5.5%**	5.5%	5.6%	5.8%
Rate of increase in salary levels	**3.8%**	3.8%	3.8%	4.0%	**3.8%**	3.8%	3.8%	4.0%

The ABO for the Pension Plans was $272.4 and $269.3 as of September 30, 2008 and 2007, respectively.

Net periodic pension expense and other postretirement benefit costs include the following components:

	Pension Benefits			Other Postretirement Benefits		
	2008	2007	2006	**2008**	2007	2006
Service cost	**$ 6.1**	$ 6.5	$ 6.1	**$ 0.5**	$ 0.5	$ 0.4
Interest cost	**19.6**	18.8	14.3	**1.2**	1.2	1.3
Expected return on assets	**(24.5)**	(23.5)	(19.3)	**(0.7)**	(0.6)	(0.6)
Curtailment gain	**–**	–	–	**(2.2)**	–	–
Amortization of:						
Transition obligation	**–**	–	–	**0.2**	0.2	0.2
Prior service cost (benefit)	**–**	0.2	0.8	**(0.4)**	(0.3)	(0.2)
Actuarial loss (gain)	**0.1**	1.1	2.0	**(0.1)**	–	0.2
Net benefit cost (income)	**1.3**	3.1	3.9	**(1.5)**	1.0	1.3
Change in associated regulatory liabilities	**–**	–	–	**3.4**	3.1	2.7
Net benefit cost after change in regulatory liabilities	**$ 1.3**	$ 3.1	$ 3.9	**$ 1.9**	$ 4.1	$ 4.0

Pension Plans assets are held in trust. The Company did not make any contributions to the Pension Plans in Fiscal 2008, Fiscal 2007 or Fiscal 2006 and does not believe it will be required to make any contributions to the Pension Plans during Fiscal 2009 for ERISA funding purposes. In conjunction with the settlement of obligations under a subsidiary retirement benefit plan, Antargaz expects to make a payment of approximately €4.0 during Fiscal 2009.

UGI Utilities has established a Voluntary Employees' Beneficiary Association ("VEBA") trust to pay retiree health care and life insurance benefits by depositing into the VEBA the annual amount of postretirement benefits costs determined under SFAS No. 106, "Employers Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"). The difference between such amounts and amounts included in UGI Gas' and Electric Utility's rates is deferred for future recovery from, or refund to, ratepayers. The required contribution to the VEBA during Fiscal 2009 is not expected to be material.

Expected payments for pension benefits and for other postretirement welfare benefits are as follows:

	Pension Benefits	Other Postretirement Benefits
Fiscal 2009	$ 15.9	$1.3
Fiscal 2010	16.6	1.4
Fiscal 2011	17.3	1.4
Fiscal 2012	18.3	1.4
Fiscal 2013	18.8	1.4
Fiscal 2014-2018	108.7	6.9

In accordance with our investment strategy to obtain long-term growth, our target asset allocations are to maintain a mix of 65% equities and the remainder in fixed income funds or cash equivalents in the Pension Plans. The targets and actual allocations for the Pension Plans' and VEBA trust assets at September 30 are as follows:

	Target		Pension Plans		VEBA	
	Pension Plans	VEBA	**2008**	2007	**2008**	2007
Equities	65%	60%	**63%**	63%	**57%**	66%
Fixed income funds	35%	30%	**37%**	37%	**34%**	29%
Cash equivalents	N/A	10%	**N/A**	N/A	**9%**	5%

UGI Common Stock comprised approximately 9% and 7% of Pension Plans' assets at September 30, 2008 and 2007, respectively.

The assumed domestic health care cost trend rates are 9.0% for Fiscal 2009, decreasing to 5.5% in Fiscal 2014. A one percentage point change in the assumed health care cost trend rate would increase (decrease) the Fiscal 2008 postretirement benefit cost and obligation as follows:

	1% Increase	1% Decrease
Service and interest costs in Fiscal 2008	$0.1	$(0.1)
ABO at September 30, 2008	$0.8	$(0.7)

We also sponsor unfunded and non-qualified supplemental executive retirement plans. At September 30, 2008 and 2007, the PBOs of these plans were $17.5 and $17.3, respectively. We recorded net benefit costs for these plans of $3.0 in Fiscal 2008, $2.4 in Fiscal 2007 and $2.4 in Fiscal 2006. These costs are not included in the tables above. Amounts recorded in stockholders' equity for these plans were after-tax losses of $2.6 and $3.0 at September 30, 2008 and 2007, respectively, principally representing actuarial losses and prior service costs.

Defined Contribution Plans. We sponsor 401(k) savings plans for eligible employees of UGI and certain of UGI's domestic subsidiaries. Generally, participants in these plans may contribute a portion of their compensation on either a before-tax

Notes to Consolidated Financial Statements

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

basis, or on both a before-tax and after-tax basis. These plans also provide for employer matching contributions at various rates. The cost of benefits under the savings plans totaled $9.4 in Fiscal 2008, $9.2 in Fiscal 2007 and $7.8 in Fiscal 2006.

We also sponsor unfunded and nonqualified supplemental executive savings and deferred compensation plans that provide benefits for executives and certain key employees in excess of benefits that otherwise would have been provided except for the limits imposed by the Internal Revenue Code. The costs associated with these plans were not material.

Note 6 – Utility Regulatory Assets and Liabilities and Regulatory Matters

The following regulatory assets and liabilities associated with Utilities are included in our accompanying balance sheets at September 30:

	2008	2007
Regulatory assets:		
Income taxes recoverable	**$ 73.7**	$ 72.0
Postretirement benefits	**4.3**	4.9
Environmental costs	**9.0**	8.3
Deferred fuel costs	**16.0**	14.8
Other	**4.4**	3.8
Total regulatory assets	**$107.4**	$103.8
Regulatory liabilities:		
Postretirement benefits	**$ 8.9**	$ 7.5
Total regulatory liabilities	**$ 8.9**	$ 7.5

Income taxes recoverable. This regulatory asset is the result of recording, as required by SFAS No. 109, "Accounting for Income Taxes," deferred tax liabilities pertaining to temporary tax differences principally as a result of the pass through to ratepayers of accelerated tax depreciation for state income tax purposes, and the flow through of accelerated tax depreciation for federal income tax purposes for certain years prior to 1981. These deferred taxes have been reduced by deferred tax assets pertaining to utility deferred investment tax credits. Utilities has recorded regulatory income tax assets related to these deferred tax liabilities representing future revenues expected to be recovered through the ratemaking process. Based upon current regulatory ratemaking and income tax laws, at September 30, 2008, UGI Utilities expects to recover deferred income taxes associated with these temporary differences over the average remaining lives of the associated property ranging from 1 to approximately 50 years.

Postretirement benefits. The PUC has authorized UGI Utilities to recover certain early retirement benefit costs as well as other postretirement benefit costs incurred subsequent to the adoption of SFAS 106 but prior to such amounts being reflected in tariff rates. These costs are reflected as regulatory assets in the table above. At September 30, 2008, UGI Utilities expects to recover these costs over periods ranging from 1 to 11 years.

Gas Utility and Electric Utility are also recovering ongoing SFAS 106 costs at amounts permitted by the PUC in prior base rate proceedings. With respect to UGI Gas and Electric Utility, the difference between the amounts recovered through rates and the actual costs incurred in accordance with SFAS 106 are being deferred for future refund to or recovery from ratepayers. Such amounts are reflected in regulatory liabilities in the table above. In addition, as a result of the adoption of SFAS 158, UGI Utilities' postretirement regulatory liability is adjusted annually to reflect changes in the funded status of UGI Gas' and Electric Utility's postretirement benefit plan.

Environmental costs. Environmental costs represent the portion of estimated probable environmental remediation and investigation costs that PNG Gas expects to incur in conjunction with the UGIPNG Multi-State Remediation Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (see Note 10). PNG Gas is currently recovering and expects to continue to recover these costs in rates. At September 30, 2008, PNG Gas expects to recover these costs over a period of 11 years.

Deferred fuel costs and refunds. Gas Utility's tariffs contain clauses which permit recovery of certain purchased gas costs through the application of PGC rates. The clauses provide for periodic adjustments to PGC rates for differences between the total amount of purchased gas costs collected from customers and recoverable costs incurred. Net undercollected gas costs are classified as a regulatory asset and net overcollections are classified as a regulatory liability. Gas Utility uses derivative financial instruments to reduce volatility in the cost of gas it purchases for firm- residential, commercial and industrial ("retail core-market") customers. Realized and unrealized gains or losses on natural gas derivative financial instruments are included in deferred fuel refunds or costs. Unrealized losses on such contracts at September 30, 2008 and September 30, 2007 were $23.3 and $0.6, respectively. UGI Utilities expects to recover or refund deferred fuel costs generally over a period of 1 to 2 years.

Other. Other regulatory assets comprise a number of items including, among others, deferred asset retirement costs, deferred rate case expenses, customer choice implementation costs and deferred software development costs. At September 30, 2008, UGI Utilities expects to recover these costs over periods of approximately 1 to 5 years.

UGI Utilities' regulatory liabilities relating to postretirement benefits are included in "Other noncurrent liabilities" on the Consolidated Balance Sheets. UGI Utilities does not recover a rate of return on its regulatory assets.

Other Regulatory Matters

In an order entered on November 30, 2006, the PUC approved a settlement of a PNG Gas base rate proceeding. The settlement authorized PNG Gas to increase annual base rates $12.5, or approximately 4%, effective December 2, 2006.

As a result of Pennsylvania's Electricity Generation Customer Choice and Competition Act that became effective January 1, 1997, all of Electric Utility's customers are permitted to acquire their electricity from entities other than Electric Utility. Electric Utility remains the provider of last resort ("POLR") for its customers that are not served by an alternate electric generation provider. The terms and conditions under which Electric Utility provides POLR service, and rules governing the rates that may be charged for such service through December 31, 2009, were established in a series of PUC approved settlements (collectively, the "POLR Settlement"), the latest of which became effective June 23, 2006.

In accordance with the POLR Settlement, Electric Utility may increase its POLR rates up to certain limits through December 31, 2009. Consistent with the terms of the POLR Settlement, Electric Utility increased its POLR rates effective January 1, 2008, which increased the average cost to a residential heating customer by approximately 5.5% over such costs in effect during calendar year 2007. Electric Utility also increased its POLR rates effective January 1, 2007, which increased the average cost to a residential heating customer by approximately 35% over such costs in effect during calendar year 2006, and increased its POLR rates approximately 3% on January 1, 2006.

On July 17, 2008, the PUC approved Electric Utility's default service procurement, implementation and contingency plans, as modified by the terms of a May 2, 2008 settlement, filed in accordance with the PUC's default service regulations. These plans do not affect Electric Utility's existing POLR settlement effective through December 31, 2009. The approved plans specify how Electric Utility will solicit and acquire default service supplies for residential customers for the period January 1, 2010 through May 31, 2014, and for commercial and industrial customers for the period January 1, 2010 through May 31, 2011 (collectively the "Settlement Term"). UGI Utilities filed a rate plan on August 29, 2008 for the Settlement Term. Under applicable statutory standards, Electric Utility is entitled to fully recover its default service costs.

Note 7 – Series Preferred Stock

UGI has 10,000,000 shares of UGI Series Preferred Stock, including both series subject to and series not subject to mandatory redemption, authorized for issuance. We had no shares of UGI Series Preferred Stock outstanding at September 30, 2008 or 2007.

UGI Utilities has 2,000,000 shares of UGI Utilities Series Preferred Stock, including both series subject to and series not subject to mandatory redemption, authorized for issuance. At September 30, 2008 and 2007, there were no shares of UGI Utilities Series Preferred Stock outstanding.

Note 8 – Common Stock and Incentive Stock Award Plans

UGI Common Stock share activity for Fiscal 2006, Fiscal 2007 and Fiscal 2008 follows:

	Issued	Treasury	Outstanding
Balance September 30, 2005	115,152,994	(10,303,536)	104,849,458
Issued:			
Employee and director plans	–	498,642	498,642
Dividend reinvestment plan	–	106,262	106,262
Balance September 30, 2006	115,152,994	(9,698,632)	105,454,362
Issued:			
Employee and director plans	–	1,104,824	1,104,824
Dividend reinvestment plan	–	87,700	87,700
Balance September 30, 2007	115,152,994	(8,506,108)	106,646,886
Issued:			
Employee and director plans	94,700	1,028,843	1,123,543
Dividend reinvestment plan	–	90,533	90,533
Balance September 30, 2008	115,247,694	(7,386,732)	107,860,962

UGI Stock Option and Incentive Plans. Under UGI Corporation's 2004 Omnibus Equity Compensation Plan, as Amended and Restated on December 5, 2006 (the "OECP"), we may grant options to acquire shares of UGI Common Stock, stock appreciation rights ("SARs"), UGI Units (comprising "Stock Units" and "UGI Performance Units") and other equity-based awards to key employees and non-employee directors. The exercise price for options may not be less than the fair market value on the grant date. Awards granted under the OECP may vest immediately or ratably over a period of years, and stock options can be exercised no later than ten years from the grant date. In addition, the OECP provides that awards of UGI Units may also provide for the crediting of dividend equivalents to participants' accounts. Except in the event of retirement, death or disability, each grant, unless paid, will terminate when the participant ceases to be employed. There are certain change of control and retirement eligibility conditions that, if met, generally result in accelerated vesting or elimination of further service requirements.

Under the OECP, awards representing up to 15,000,000 shares of UGI Common Stock may be granted. The maximum number of shares that may be issued pursuant to grants other than stock options or SARs is 3,200,000. Dividend equivalents on UGI Unit awards to employees will be paid in cash. Dividend equivalents on non-employee director awards are paid in additional Stock Units. UGI Unit awards granted to employees and non-employee directors are settled in shares of Common Stock and cash. Beginning with Fiscal 2006 grants, UGI Unit awards granted to Antargaz employees are settled in shares of Common Stock. With respect to UGI Performance Unit awards, the actual number of shares (or their cash equivalent) ultimately issued, and the actual amount of dividend equivalents paid, is generally dependent upon the achievement of market performance goals and service conditions. It is the Company's practice to issue treasury shares to satisfy substantially all option exercises and UGI Unit awards. The Company does not expect to repurchase shares for such purposes during Fiscal 2009.

In June 2008, the Company cancelled and regranted UGI Unit awards and UGI stock option awards previously granted to certain key employees of Antargaz. The cancellation and regrants did not affect the number of UGI Units or stock options awarded and we did not record any incremental expense as a result of these cancellations and regrants. During Fiscal 2006, the Company modified the settlement terms of certain UGI Unit awards previously granted to 28 key employees on January 1, 2006, and the General Partner modified the settlement terms of certain of its AmeriGas Partner Unit awards. The modifications did not affect the number of Units awarded to employees. As a result of the January 1, 2006 modifications, a portion of the fair value of these Unit awards is reflected as equity rather than as a liability in accordance with SFAS 123R. We did not record any incremental equity-based compensation expense as a result of these modifications. Also during Fiscal 2006, we modified the settlement terms of UGI Unit awards granted to non-employee directors. Such awards are now settled 65% in shares of UGI Common Stock and 35% in cash. Prior to this modification, these awards were settled 100% in shares of UGI Common Stock. As a result of this modification, during Fiscal 2006 we recorded additional pre-tax equity-based compensation expense of $1.0.

Notes to Consolidated Financial Statements

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 8 continued

UGI Stock Option Awards. Stock option transactions under the OECP and predecessor plans for Fiscal 2006, Fiscal 2007 and Fiscal 2008 follow:

	Shares	Weighted Average Option Price	Total Intrinsic Value	Weighted Average Contract Term (Years)
Shares under option – September 30, 2005	4,953,018	$ 15.95		
Granted	1,159,100	$ 20.67		
Exercised	(232,766)	$ 11.09	$ 2.7	
Forfeited	(35,500)	$ 19.26		
Shares under option – September 30, 2006	5,843,852	$ 17.06		
Granted	1,326,800	$ 27.12		
Exercised	(812,573)	$ 13.20	$11.8	
Shares under option – September 30, 2007	6,358,079	$ 19.65		
Granted	1,423,800	$ 27.25		
Cancelled	(147,300)	$ 27.03		
Exercised	(982,334)	$ 15.64	$11.2	
Shares under option – September 30, 2008	6,652,245	$ 21.71	$30.9	6.6
Options exercisable – September 30, 2006	3,146,952	$ 14.56		
Options exercisable – September 30, 2007	3,568,746	$ 16.75		
Options exercisable – September 30, 2008	3,960,778	$ 18.93	$27.9	5.6
Non-vested options – September 30, 2008	2,691,467	$ 25.79	$ 3.0	8.2

Cash received from stock option exercises and associated tax benefits was $15.4 and $3.7, $10.7 and $4.0, and $2.6 and $0.9 in Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively. As of September 30, 2008, there was $4.0 of unrecognized compensation cost associated with unvested stock options that is expected to be recognized over a weighted-average period of 1.9 years.

The following table presents additional information relating to stock options outstanding and exercisable at September 30, 2008:

	Range of Exercise Prices		
	$6.88 - $12.81	$15.65 - $20.48	$21.73 - $28.02
Options outstanding at September 30, 2008:			
Number of options	775,875	2,821,670	3,054,700
Weighted average remaining contractual life (in years)	3.6	5.7	8.2
Weighted average exercise price	$11.12	$19.29	$26.63
Options exercisable at September 30, 2008:			
Number of options	775,875	2,260,003	924,900
Weighted average exercise price	$11.12	$18.99	$25.33

UGI Stock Option Fair Value Information. The per share weighted-average fair value of stock options granted under our option plans was $5.06 in Fiscal 2008, $5.71 in Fiscal 2007 and $3.88 in Fiscal 2006. These amounts were determined using a Black-Scholes option pricing model which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments and the risk-free interest rate over the expected life of the option. The expected life of option awards represents the period of time during which option grants are expected to be outstanding and is derived from historical exercise patterns. Expected volatility is based on historical volatility of the price of UGI's Common Stock. Expected dividend yield is based on historical UGI dividend rates. The risk free interest rate is based on U.S. Treasury bonds with terms comparable to the options in effect on the date of grant.

The assumptions we used for valuing option grants during Fiscal 2008, Fiscal 2007 and Fiscal 2006 are as follows:

	2008	2007	2006
Expected life of option	5.75-6.75 years	6-6.75 years	6 years
Weighted average volatility	20.9%	21.5%	21.3%
Weighted average dividend yield	2.8%	2.9%	3.4%
Expected volatility	20.3%-20.9%	20.8%-21.5%	21.2%-22.6%
Expected dividend yield	2.8%-2.9%	2.8%-2.9%	2.8%-3.4%
Risk free rate	3.4%-3.6%	4.3%-4.7%	4.3%-4.9%

UGI Unit Awards. UGI Stock and UGI Performance Unit awards entitle the grantee to shares of UGI Common Stock or cash once the service condition is met and, with respect to UGI Performance Unit awards, subject to market performance conditions. UGI Performance Unit grant recipients are awarded a target number of Performance Units. The number of UGI Performance Units ultimately paid at the end of the performance period (generally three-year periods) may be higher or lower than the target amount, or even zero, based on UGI's Total Shareholder Return ("TSR") percentile rank relative to companies in the Standard & Poor's Utilities Index ("UGI comparator group"). Based on the TSR percentile rank, grantees may receive 0% to 200% of the target award granted. If UGI's TSR ranks below the 40th percentile compared to the UGI comparator group, the employee will not receive an award. At the 40th percentile, the employee will be paid an award equal to 50% of the target award; at the 50th percentile, 100%; and at the 100th percentile, 200%. The actual amount of the award is interpolated between these percentile rankings. Dividend equivalents are paid in cash only on UGI Performance Units that eventually vest.

The fair value of UGI Stock Units on the grant date is equal to the market price of UGI Stock on the grant date. Under SFAS 123R, UGI Performance Units are equity awards with a market-based condition which, if settled in shares, results in the recognition of compensation cost over the requisite employee service period regardless of whether the market-based condition is satisfied. The fair values of UGI Performance Units awarded after Fiscal 2005 are estimated using a Monte Carlo valuation model. The fair value associated with the target award is accounted for as equity and the fair value of the award over the target, as well as all dividend equivalents, are accounted for as liabilities. The expected term of the UGI Performance Unit awards is three years based on the performance period. Expected volatility is based upon the historical volatility of UGI Common Stock over a three-year period. The risk-free interest rate is based on the yields on U.S. Treasury bonds at the time of grant. Volatility for all comparator companies is based on historical volatility.

The following table summarizes the weighted average assumptions used to determine the fair value of UGI Performance Unit awards and related compensation costs:

	Grants Awarded in Fiscal		
	2008	2007	2006
Risk-free rate	2.7%	4.7%	5.2%
Expected life	3 years	3 years	3 years
Expected volatility	20.5%	19.6%	19.8%
Dividend yield	3.1%	2.6%	2.8%

The weighted-average grant date fair value of UGI Performance Unit awards was estimated to be $29.70 for Units granted in Fiscal 2008, $26.84 for Units granted in Fiscal 2007 and $21.08 for Units granted in Fiscal 2006.

The following table summarizes UGI Unit award activity for Fiscal 2008:

	Total		Vested		Non-Vested	
	Number of UGI Units	Weighted-Average Grant Date Fair Value (per Unit)	Number of UGI Units	Weighted-Average Grant Date Fair Value (per Unit)	Number of UGI Units	Weighted-Average Grant Date Fair Value (per Unit)
September 30, 2007	879,000	$19.31	487,231	$16.30	391,769	$23.04
Granted	253,325	$29.34	–	$ –	253,325	$29.34
Cancelled	(21,850)	$27.52	–	$ –	(21,850)	$27.52
Forfeited	(4,067)	$29.43	–	$ –	(4,067)	$29.43
Vested	–	$ –	264,563	$23.29	(264,563)	$23.29
Performance criteria not met	(184,733)	$20.47	(184,733)	$20.47	–	$ –
Shares paid	(40,000)	$16.63	(40,000)	$16.63	–	$ –
September 30, 2008	881,675	$21.82	527,061	$18.32	354,614	$27.01

Based on the Company's TSR for the associated three-year performance periods ended December 31, (1) during Fiscal 2008 the Company did not pay any UGI Performance Unit awards associated with 184,900 awards granted in Fiscal 2005; (2) during Fiscal 2007 the Company paid 206,493 UGI Performance Unit awards comprising shares of UGI Common Stock and $2.8 in cash associated with 193,600 awards granted in Fiscal 2004; and (3) during Fiscal 2006 the Company paid 209,211 UGI Performance Unit awards comprising shares of UGI Common Stock and $2.1 in cash associated with 168,500 awards granted in Fiscal 2003. During Fiscal 2008, Fiscal 2007 and Fiscal 2006, the Company paid Stock Unit awards and cash as follows: Fiscal 2008 – 40,000 Stock Unit awards comprising shares of UGI Common Stock and $0.6 in cash; Fiscal 2007 – 86,000 Stock Unit awards comprising shares of UGI Common Stock and $1.1 in cash; Fiscal 2006 – 20,000 Stock Unit awards comprising shares of UGI Common Stock and $0.2 in cash.

During Fiscal 2008, Fiscal 2007 and Fiscal 2006, we granted UGI Unit awards representing 253,325, 242,371 and 187,326 shares, respectively, having weighted-average grant date fair values per Unit of $29.34, $26.78 and $21.13, respectively. At September 30, 2008, UGI Unit awards representing 881,675 shares of Common Stock were outstanding under the OECP and predecessor equity-based compensation plans.

As of September 30, 2008, there was a total of approximately $5.9 of unrecognized compensation cost associated with 881,675 UGI Unit awards outstanding that is expected to be recognized over a weighted average period of 1.9 years. The total fair values of UGI Units that vested during Fiscal 2008, Fiscal 2007, and Fiscal 2006 were $7.1, $6.9, and $7.2, respectively. As of September 30, 2008 and 2007, total liabilities of $6.3 and $7.9, respectively, associated with UGI Unit awards are reflected in "Other current liabilities" and "Other noncurrent liabilities" in the Consolidated Balance Sheets.

At September 30, 2008, 7,075,400 shares of Common Stock were available for future grants under the OECP, of which up to 2,030,560 may be issued pursuant to grants other than stock options or SARs.

AmeriGas Partners Equity-Based Compensation Plans and Awards. Under the AmeriGas Propane, Inc. 2000 Long-Term Incentive Plan ("2000 Propane Plan"), the General Partner may award to key employees the right to receive a total of 500,000 AmeriGas Partners Common Units ("AmeriGas Performance Units"), or cash equivalent to the fair market value of such Common Units. In addition, the 2000 Propane Plan authorizes the crediting of Common Unit distribution equivalents to participants' accounts. AmeriGas Performance Unit grant recipients are awarded a target number of AmeriGas Performance Units. The number of AmeriGas Performance Units ultimately paid at the end of the performance period (generally three years) may be higher or lower than the target amount based upon the performance of AmeriGas Partners Common Units as compared with a peer group. Percentile rankings and payout percentages are generally the same as those used for the UGI Performance

Notes to Consolidated Financial Statements

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 8 continued

Unit awards. Any distribution equivalents earned are paid in cash. Except in the event of retirement, death or disability, each grant, unless paid, will terminate when the participant ceases to be employed by the General Partner. There are certain change of control and retirement eligibility conditions that, if met, generally result in accelerated vesting or elimination of further service requirements.

Under SFAS 123R, AmeriGas Performance Units are equity awards with a market-based condition which, if settled in Common Units, results in the recognition of compensation cost over the requisite employee service period regardless of whether the market-based condition is satisfied. The fair values of AmeriGas Performance Units awarded after Fiscal 2005 are estimated using a Monte Carlo valuation model. The fair value associated with the target award and the award above the target, if any, which will be paid in AmeriGas Units, is accounted for as equity and the fair value of all distribution equivalents, which will be paid in cash, is accounted for as a liability. The expected term of the AmeriGas Performance Unit awards is three years based on the performance period. Expected volatility is based upon the historical volatility of AmeriGas Partners Common Units over a three-year period. The risk-free interest rate is based on the rates on U.S. Treasury bonds at the time of grant. Volatility for all comparator limited partnerships in the peer group is based on historical volatility.

The following table summarizes the weighted-average assumptions used to determine the fair value of AmeriGas Performance Unit awards and related compensation costs:

	Grants Awarded in Fiscal		
	2008	2007	2006
Risk-free rate	3.1%	4.7%	5.2%
Expected life	3 years	3 years	3 years
Expected volatility	17.7%	17.6%	18.1%
Dividend yield	6.8%	7.1%	7.7%

We also have a nonexecutive AmeriGas Partners Common Unit plan under which the General Partner may grant awards of up to a total of 200,000 Common Units (comprising "AmeriGas Units") to key employees who do not participate in the 2000 Propane Plan. Generally, awards under the nonexecutive plan vest at the end of a three-year period and are paid in Common Units and cash. The General Partner made awards under the 2000 Propane Plan and the nonexecutive plan representing 40,050, 49,650 and 38,350 Common Units in Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively, having weighted-average grant date fair values per Common Unit of $37.91, $33.63 and $29.62, respectively. At September 30, 2008 and 2007, awards representing 126,100 and 119,317 Common Units, respectively, were outstanding. At September 30, 2008, 281,586 and 138,800 Common Units were available for future grants under the 2000 Propane Plan and the nonexecutive plan, respectively.

The following table summarizes AmeriGas Unit and AmeriGas Performance Unit award activity for Fiscal 2008:

	Total		Vested		Non-Vested	
	Number of AmeriGas Partners Common Units	Weighted-Average Grant Date Fair Value (per Unit)	Number of AmeriGas Partners Common Units	Weighted-Average Grant Date Fair Value (per Unit)	Number of AmeriGas Partners Common Units	Weighted-Average Grant Date Fair Value (per Unit)
September 30, 2007	119,317	$30.63	12,583	$29.87	106,734	$30.72
Granted	40,050	$37.91	–	$ –	40,050	$37.91
Forfeited	(750)	$32.54	–	$ –	(750)	$32.54
Vested	–	$ –	59,900	$31.10	(59,900)	$31.10
Units paid	(32,517)	$29.49	(32,517)	$29.49	–	$ –
September 30, 2008	126,100	$33.44	39,966	$32.03	86,134	$34.10

During Fiscal 2008, the Partnership paid 32,517 Common Unit awards comprising AmeriGas Partners Common Units and $0.8 in cash associated with 39,767 awards granted in Fiscal 2005. During Fiscal 2007, the Partnership paid 38,736 Common Unit awards comprising AmeriGas Partners Common Units and $0.6 in cash associated with 51,200 awards granted in Fiscal 2004. During Fiscal 2006, the Partnership paid 6,750 Common Unit awards comprising AmeriGas Partners Common Units and $0.1 in cash associated with 43,500 awards granted in Fiscal 2003.

As of September 30, 2008, there was a total of approximately $1.7 of unrecognized compensation cost associated with 126,100 AmeriGas Common Unit awards that is expected to be recognized over a weighted average period of 1.7 years. The total fair values of Common Units that vested during Fiscal 2008, Fiscal 2007, and Fiscal 2006 were $2.1, $1.2, and $0.6, respectively. As of September 30, 2008 and 2007, total liabilities of $1.0 and $1.8 associated with Common Unit awards are reflected in "Other current liabilities" and "Other noncurrent liabilities" in the Consolidated Balance Sheets.

Note 9 – Partnership Distributions

The Partnership makes distributions to its partners approximately 45 days after the end of each fiscal quarter in a total amount equal to its Available Cash for such quarter. Available Cash generally means:

1. all cash on hand at the end of such quarter,
2. plus all additional cash on hand as of the date of determination resulting from borrowings after the end of such quarter,
3. less the amount of cash reserves established by the General Partner in its reasonable discretion.

The General Partner may establish reserves for the proper conduct of the Partnership's business and for distributions during the next four quarters. In addition, certain of the Partnership's debt agreements require reserves be established for the payment of debt principal and interest.

Distributions of Available Cash are made 98% to limited partners and 2% to the General Partner (representing a 1% General Partner interest in AmeriGas Partners and 1.01% interest in AmeriGas OLP) until Available Cash exceeds the Minimum Quarterly Distribution of $0.55 and the First Target Distribution of $0.055 per Common Unit (or a total of $0.605 per Common Unit). If Available Cash exceeds $0.605 per Common Unit in any quarter, the General Partner will receive a greater percentage of the total Partnership distribution (the "incentive distribution") but only with respect to the amount by which the distribution per Common Unit to limited partners exceeds $0.605. Accordingly, because the Partnership made quarterly distributions to Common Unitholders in excess of $0.605 per limited partner unit beginning with the quarterly distribution paid May 18, 2007, the General Partner has received a greater percentage of the total Partnership distribution than its aggregate 2% general partner interest in AmeriGas OLP and AmeriGas Partners. The General Partner distribution based on its general partner ownership percentage interest alone totaled $3.6 in Fiscal 2008 and $6.8 in Fiscal 2007. The amount of the distributions received by the General Partner during Fiscal 2008 and Fiscal 2007 in excess of its ownership percentage totaled $0.7 and $3.7, respectively.

On July 30, 2007, the General Partner's Board of Directors approved a distribution of $0.86 per Common Unit payable on August 18, 2007 to unitholders of record on August 10, 2007. This distribution included the regular quarterly distribution of $0.61 per Common Unit and $0.25 per Common Unit reflecting a distribution of a portion of the proceeds from the Partnership's sale of its Arizona storage facility in July 2007.

Note 10 – Commitments and Contingencies

We lease various buildings and other facilities and transportation, computer and office equipment under operating leases. Certain of our leases contain renewal and purchase options and also contain step-rent provisions. Our aggregate rental expense for such leases was $71.2 in Fiscal 2008, $68.1 in Fiscal 2007 and $60.3 in Fiscal 2006.

Minimum future payments under operating leases that have initial or remaining noncancelable terms in excess of one year are as follows:

	2009	2010	2011	2012	2013	After 2013
AmeriGas Propane	$43.7	$37.2	$31.0	$25.0	$19.7	$40.9
UGI Utilities	5.2	4.1	3.2	2.9	2.5	6.5
International Propane and other	8.2	4.4	2.1	1.2	0.6	1.0
Total	$57.1	$45.7	$36.3	$29.1	$22.8	$48.4

The Company's businesses enter into contracts of varying lengths and terms to meet their supply, pipeline transportation, storage, capacity and energy needs. Gas Utility has gas supply agreements with producers and marketers with terms not exceeding one year. Gas Utility also has agreements for firm pipeline transportation and natural gas storage services, which Gas Utility may terminate at various dates through 2029. Gas Utility's costs associated with transportation and storage capacity agreements are included in its annual PGC filing with the PUC and are recoverable through PGC rates. In addition, Gas Utility has short-term gas supply agreements which permit it to purchase certain of its gas supply needs on a firm or interruptible basis at spot-market prices. Electric Utility purchases its energy needs under contracts with various suppliers and on the spot market. Contracts with producers for energy needs expire at various dates through Fiscal 2012. Energy Services enters into fixed-price contracts with suppliers to purchase natural gas to meet its sales commitments. Generally, these contracts have terms of less than two years. The Partnership enters into fixed-

Notes to Consolidated Financial Statements

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 10 continued

price and, from time to time, variable-priced contracts to purchase a portion of its supply requirements. These contracts generally have terms of less than one year. International Propane, particularly Antargaz, enters into variable-priced contracts to purchase a portion of its supply requirements. Generally, these contracts have terms that do not exceed three years.

The following table presents contractual obligations under Gas Utility, Electric Utility, Energy Services, AmeriGas Propane and International Propane supply, storage and service contracts existing at September 30, 2008:

	2009	2010	2011	2012	2013	After 2013
Gas Utility and Electric Utility supply, storage and transportation contracts	$420.6	$146.4	$75.1	$68.0	$41.4	$109.0
Energy Services supply contracts	589.8	108.1	–	–	–	–
AmeriGas Propane supply contracts	36.5	–	–	–	–	–
International Propane supply contracts	414.3	–	–	–	–	–
Total	$1,461.2	$254.5	$75.1	$68.0	$41.4	$109.0

The Partnership and International Propane also enter into other contracts to purchase LPG to meet supply requirements. Generally, these contracts are one- to three-year agreements subject to annual review and call for payment based on either market prices at date of delivery or fixed prices.

On August 21, 2001, AmeriGas Partners, through AmeriGas OLP, acquired the propane distribution businesses of Columbia Energy Group (the "2001 Acquisition") pursuant to the terms of a purchase agreement (the "2001 Acquisition Agreement") by and among Columbia Energy Group ("CEG"), Columbia Propane Corporation ("Columbia Propane"), Columbia Propane, L.P. ("CPLP"), CP Holdings, Inc. ("CPH," and together with Columbia Propane and CPLP, the "Company Parties"), AmeriGas Partners, AmeriGas OLP and the General Partner (together with AmeriGas Partners and AmeriGas OLP, the "Buyer Parties"). As a result of the 2001 Acquisition, AmeriGas OLP acquired all of the stock of Columbia Propane and CPH and substantially all of the partnership interests of CPLP. Under the terms of an earlier acquisition agreement (the "1999 Acquisition Agreement"), the Company Parties agreed to indemnify the former general partners of National Propane Partners, L.P. (a predecessor company of the Columbia Propane businesses) and an affiliate (collectively, "National General Partners") against certain income tax and other losses that they may sustain as a result of the 1999 acquisition by CPLP of National Propane Partners, L.P. (the "1999 Acquisition") or the operation of the business after the 1999 Acquisition ("National Claims"). At September 30, 2008, the potential amount payable under this indemnity by the Company Parties was approximately $58.0. These indemnity obligations will expire on the date that CPH acquires the remaining outstanding partnership interest of CPLP, which is expected to occur on or after July 19, 2009. Under the terms of the 2001 Acquisition Agreement, CEG agreed to indemnify the Buyer Parties and the Company Parties against any losses that they sustain under the 1999 Acquisition Agreement and related agreements ("Losses"), including National Claims, to the extent such claims are based on acts or omissions of CEG or the Company Parties prior to the 2001 Acquisition. The Buyer Parties agreed to indemnify CEG against Losses, including National Claims, to the extent such claims are based on acts or omissions of the Buyer Parties or the Company Parties after the 2001 Acquisition. CEG and the Buyer Parties have agreed to apportion certain losses resulting from National Claims to the extent such losses result from the 2001 Acquisition itself. We believe that liability under such indemnity agreement is remote.

Samuel and Brenda Swiger and their son (the "Swigers") sustained personal injuries and property damage as a result of a fire that occurred when propane that leaked from an underground line ignited. In July 1998, the Swigers filed a class action lawsuit against AmeriGas Propane, L.P. (named incorrectly as "UGI/AmeriGas, Inc."), in the Circuit Court of Monongalia County, West Virginia, in which they sought to recover an unspecified amount of compensatory and punitive damages and attorney's fees, for themselves and on behalf of persons in West Virginia for whom the defendants had installed propane gas lines, resulting from the defendants' alleged failure to install underground propane lines at depths required by applicable safety standards. In 2003, AmeriGas OLP settled the individual personal injury and property damage claims of the Swigers. In 2004, the court granted the plaintiffs' motion to include customers acquired from Columbia Propane in August 2001 as additional potential class members and the plaintiffs amended their complaint to name additional parties pursuant to such ruling. Subsequently, in March 2005, AmeriGas OLP filed a crossclaim against CEG, former owner of Columbia Propane, seeking indemnification for conduct undertaken by Columbia Propane prior to AmeriGas OLP's acquisition. Class counsel has indicated that the class is seeking compensatory damages in excess of $12 plus punitive damages, civil penalties and attorneys' fees.

In 2005, the Swigers filed what purports to be a class action in the Circuit Court of Harrison County, West Virginia against UGI, an insurance subsidiary of UGI, certain officers of UGI and the General Partner, and their insurance carriers and insurance adjusters. In the Harrison County lawsuit, the Swigers are seeking compensatory and punitive damages on behalf of the putative class for violations of the West Virginia Insurance Unfair Trade Practice Act, negligence, intentional misconduct, and civil conspiracy. The Swigers have also requested that the Court rule that insurance coverage exists under the policies issued by the defendant insurance companies for damages sustained by the members of the class in the Monongalia County lawsuit. The Circuit Court of Harrison County has not certified the class in the Harrison County lawsuit at this time and, in October 2008, stayed that lawsuit pending resolution of the class action lawsuit in Monongalia County. We believe we have good defenses to the claims in both actions.

By letter dated March 6, 2008, the New York State Department of Environmental Conservation ("DEC") notified AmeriGas OLP that DEC had placed property owned by the Partnership in Saranac Lake, New York on its Registry of Inactive Hazardous Waste Disposal Sites. A site characterization study performed by DEC disclosed contamination related to former manufactured gas plant operations on the site. DEC has classified the site as a significant threat to public health or environment with further action required. The Partnership is researching the history of the site and is investigating DEC's findings. The Partnership has reviewed the preliminary site characterization study prepared by the DEC and is in the early stages of investigating the extent of contamination and the possible existence of other potentially responsible parties. Due to the early stage of such investigation, the amount of expected clean up costs cannot be reasonably estimated. When such expected clean up costs can be reasonably estimated, it is possible that the amount could be material to the Partnership's results of operations.

French tax authorities levy various taxes on legal entities and individuals regularly operating a business in France which are commonly referred to collectively as "business tax." The amount of business tax charged annually is generally dependent upon the value of the entity's tangible fixed assets. Antargaz has recorded liabilities for business taxes related to various classes of equipment. Changes in the French government's interpretation of the tax laws or in the tax laws themselves could have either an adverse or a favorable effect on our results of operations.

From the late 1800s through the mid-1900s, UGI Utilities and its former subsidiaries owned and operated a number of manufactured gas plants ("MGPs") prior to the general availability of natural gas. Some constituents of coal tars and other residues of the manufactured gas process are today considered hazardous substances under the Superfund Law and may be present on the sites of former MGPs. Between 1882 and 1953, UGI Utilities owned the stock of subsidiary gas companies in Pennsylvania and elsewhere and also operated the businesses of some gas companies under agreement. Pursuant to the requirements of the Public Utility Holding Company Act of 1935, by the early 1950s UGI Utilities divested all of its utility operations other than certain Pennsylvania operations, including those which now constitute UGI Gas and Electric Utility.

UGI Utilities does not expect its costs for investigation and remediation of hazardous substances at Pennsylvania MGP sites to be material to its results of operations because UGI Gas is currently permitted to include in rates, through future base rate proceedings, a five-year average of such prudently incurred remediation costs. In accordance with the terms of the PNG base rate case order which became effective December 2, 2006, site-specific environmental investigation and remediation costs associated with PNG Gas incurred prior to December 2, 2006 are amortized as removal costs over five-year periods. Such costs incurred after December 1, 2006 are expensed as incurred.

As a result of the PG Energy Acquisition, UGI Utilities' wholly-owned subsidiary, UGIPNG, UGIPNG became party to a Multi-Site Remediation Consent Order and Agreement between PG Energy and the Pennsylvania Department of Environmental Protection dated March 31, 2004 ("Multi-Site Agreement"). The Multi-Site Agreement requires UGIPNG to perform annually a specified level of activities associated with environmental investigation and remediation work at 11 currently owned properties on which MGP-related facilities were operated ("Properties"). Under the Multi-Site Agreement, environmental expenditures, including costs to perform work on the Properties, are capped at $1.1 in any calendar year. The Multi-Site Agreement terminates in 2019 but may be terminated by either party effective at the end of any two-year period beginning with the original effective date. At September 30, 2008, our accrued liability for environmental investigation and remediation costs related to the Multi-Site Agreement was $9.0.

UGI Utilities has been notified of several sites outside Pennsylvania on which private parties allege MGPs were formerly owned or operated by it or owned or operated by its former subsidiaries. Such parties are investigating the extent of environmental contamination or performing environmental remediation. UGI Utilities is currently litigating three claims against it relating to out-of-state sites.

Management believes that under applicable law UGI Utilities should not be liable in those instances in which a former subsidiary owned or operated an MGP. There could be, however, significant future costs of an uncertain amount associated with environmental damage caused by MGPs outside Pennsylvania that UGI Utilities directly operated, or that were owned or operated by former subsidiaries of UGI Utilities if a court were to conclude that (1) the subsidiary's separate corporate form should be disregarded or (2) UGI Utilities should be considered to have been an operator because of its conduct with respect to its subsidiary's MGP.

South Carolina Electric & Gas Company v. UGI Utilities, Inc. On September 22, 2006, South Carolina Electric & Gas Company ("SCE&G"), a subsidiary of SCANA Corporation, filed a lawsuit against UGI Utilities in the District Court of South Carolina seeking contribution from UGI Utilities for past and future remediation costs related to the operations of a former MGP located in Charleston, South Carolina. SCE&G asserts that the plant operated from 1855 to 1954 and alleges that through control of a subsidiary that owned the plant UGI Utilities controlled operations of the plant from 1910 to 1926 and is liable for 47% of the costs associated with the site. SCE&G asserts that it has spent approximately $22 in remediation costs and $26 in third-party claims relating to the site and estimates that future remediation costs could be as high as $2.5. SCE&G further asserts that it has received a demand from the United States Justice Department for natural resource damages. UGI Utilities is defending the suit.

Notes to Consolidated Financial Statements

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 10 continued

City of Bangor, Maine v. Citizens Communications Company. In April 2003, Citizens Communications Company ("Citizens") served a complaint naming UGI Utilities as a third-party defendant in a civil action pending in the United States District Court for the District of Maine. In that action, the plaintiff, City of Bangor, Maine ("City") sued Citizens to recover environmental response costs associated with MGP wastes generated at a plant allegedly operated by Citizens' predecessors at a site on the Penobscot River. Citizens subsequently joined UGI Utilities and ten other third-party defendants alleging that the third-party defendants are responsible for an equitable share of costs Citizens may be required to pay to the City for cleaning up tar deposits in the Penobscot River. Citizens alleges that through ownership and control of a subsidiary, Bangor Gas Light Company, UGI Utilities and its predecessors owned and operated the plant from 1901 to 1928. Studies conducted by the City and Citizens suggest that it could cost up to $18 to clean up the river. Citizen's third-party claims were stayed pending trial of the City's suit against Citizens, which took place in September 2005. On June 27, 2006, the court issued an order finding Citizens responsible for 60% of the cleanup costs. On February 14, 2007, Citizens and the City entered into a settlement agreement pursuant to which Citizens agreed to pay $7.6 in exchange for a release of its and all predecessors' liabilities. Separately, the Maine Department of Environmental Protection has disclaimed its previously announced intention to pursue third-party defendants, including UGI Utilities, for costs incurred by the State of Maine related to contaminants at this site. UGI Utilities believes that it has good defenses to all Citizens' claims.

Consolidated Edison Company of New York v. UGI Utilities, Inc. On September 20, 2001, Consolidated Edison Company of New York ("ConEd") filed suit against UGI Utilities in the United States District Court for the Southern District of New York, seeking contribution from UGI Utilities for an allocated share of response costs associated with investigating and assessing gas plant related contamination at twelve former MGP sites in Westchester County, New York. The complaint alleged that UGI Utilities "owned and operated" the MGPs prior to 1904 as a result of control of subsidiaries that owned the MGPs and at three sites where UGI Utilities allegedly operated the MGPs under lease with the owner.

UGI Utilities successfully moved for summary judgment on all but the three sites where UGI Utilities allegedly operated the MGP sites under lease. On June 17, 2008, UGI Utilities and ConEd agreed to a settlement with respect to the three remaining sites. UGI Utilities' obligations under the settlement agreement did not have a material effect on the Company's operating results or financial condition.

Sag Harbor, New York Matter. By letter dated June 24, 2004, KeySpan Energy ("KeySpan") informed UGI Utilities that KeySpan has spent $2.3 and expects to spend another $11 to clean up an MGP site it owns in Sag Harbor, New York. KeySpan believes that UGI Utilities is responsible for approximately 50% of these costs as a result of UGI Utilities' alleged direct ownership and operation of the plant from 1885 to 1902. By letter dated June 6, 2006, KeySpan reported that the New York Department of Environmental Conservation has approved a remedy for the site that is estimated to cost approximately $10. KeySpan believes that the cost could be as high as $20. UGI Utilities is in the process of reviewing the information provided by KeySpan and is investigating this claim.

Yankee Gas Services Company and Connecticut Light and Power Company v. UGI Utilities, Inc. On September 11, 2006, UGI Utilities received a complaint filed by Yankee Gas Services Company and Connecticut Light and Power Company, subsidiaries of Northeast Utilities (together the "Northeast Companies"), in the United States District Court for the District of Connecticut seeking contribution from UGI Utilities for past and future remediation costs related to MGP operations on thirteen sites owned by the Northeast Companies in nine cities in the State of Connecticut. The Northeast Companies allege that UGI Utilities controlled operations of the plants from 1883 to 1941 through control of its subsidiaries that owned the MGPs. The Northeast Companies estimated that remediation costs for all of the sites would total approximately $215 and asserted that UGI Utilities is responsible for approximately $103 of this amount. Based on information supplied by the Northeast Companies and UGI Utilities' own investigation, UGI Utilities believes that it may have operated one of the sites, Waterbury North, under lease for a portion of its operating history. UGI Utilities is reviewing the Northeast Companies' estimate that remediation costs at Waterbury North could total $23. UGI Utilities is defending the suit. Trial is scheduled for April 2009.

In addition to these matters, there are other pending claims and legal actions arising in the normal course of our businesses. We cannot predict with certainty the final results of environmental and other matters. However, it is reasonably possible that some of them could be resolved unfavorably to us and result in losses in excess of recorded amounts. We are unable to estimate any possible losses in excess of recorded amounts. Although we currently believe, after consultation with counsel, that damages or settlements, if any, recovered by the plaintiffs in such claims or actions will not have a material adverse effect on our financial position, damages or settlements could be material to our operating results or cash flows in future periods depending on the nature and timing of future developments with respect to these matters and the amounts of future operating results and cash flows.

Note 11 – Financial Instruments

In accordance with its commodity hedging policy, the Partnership uses derivative instruments, including price swap and option contracts and contracts for the forward sale of propane, to manage the cost of a portion of its forecasted purchases of propane and to manage market risk associated with propane storage inventories. These derivative instruments have been designated by the Partnership as cash flow or fair value hedges under SFAS 133. The fair values of these derivative instruments are affected by changes in propane product prices. In addition to these derivative instruments, the Partnership may also enter into contracts for the forward purchase of propane as well as fixed-price supply agreements to manage propane market price risk. These contracts qualify for the normal purchases and normal sales exception of SFAS 133 and therefore are not adjusted to fair value. In addition, Antargaz hedges a portion of its anticipated U.S. dollar-denominated LPG product purchases through the use of forward foreign exchange contracts. Antargaz may also enter into other contracts that are similar to those used by the Partnership.

Flaga also uses derivative instruments, principally price swap contracts, to reduce market risk associated with purchases of LPG. These contracts may or may not qualify for hedge accounting under SFAS 133. Antargaz uses forward foreign exchange contracts and may use other derivative instruments, similar to those used by the Partnership, to manage the cost of a portion of its forecasted purchases of LPG.

Energy Services uses exchange-traded and over-the-counter natural gas futures contracts to manage market risk associated with forecasted purchases of natural gas it sells under firm commitments and forecasted sales at market prices. In addition, Energy Services uses price swap and option contracts to manage market risk associated with forecasted purchases of propane it sells under firm commitments. These derivative instruments are designated as cash flow hedges. The fair values of natural gas futures, price swap and option contracts are affected by changes in natural gas and propane prices.

In accordance with its commodity hedging policy, Gas Utility has entered into natural gas futures and call option contracts to reduce volatility in the cost of gas it purchases for its retail core-market customers and Electric Utility entered into an electric swap agreement, which expired in December 2007, in order to reduce the volatility in the cost of anticipated electricity requirements. Because the cost of Gas Utility's natural gas futures and option contracts and any associated gains or losses are included in Gas Utility's PGC recovery mechanism, as these contracts are recorded at fair value in accordance with SFAS 133, any gains or losses are deferred for future refund to or recovery from Gas Utility's ratepayers (see Note 6).

We enter into interest rate protection agreements ("IRPAs") designed to manage interest rate risk associated with planned issuances of fixed-rate long-term debt. We designate these IRPAs as cash flow hedges. Gains or losses on IRPAs are included in accumulated other comprehensive income and are reclassified to interest expense as the interest expense on the associated debt affects earnings. Antargaz has entered into interest rate swap agreements to fix the variable interest component of its Senior Facilities term loan through March 2011 and Flaga has entered into an interest rate swap agreement to fix the variable interest component of substantially all of its term loan through September 2011. We designate these interest rate swaps as cash flow hedges.

Electric Utility obtains FTRs through an annual PJM Interconnection ("PJM") auction process and, to a lesser extent, from purchases through monthly PJM auctions. Energy Services purchases FTRs to economically hedge certain transmission costs associated with its fixed-price electricity sales contracts. FTRs are financial instruments that entitle the holder to receive compensation for electricity transmission congestion charges that result when there is insufficient electricity transmission capacity on the electricity transmission grid. PJM is a regional transmission organization that coordinates the movement of wholesale electricity in all or parts of 14 eastern and midwestern states. Although FTRs are economically effective as hedges of congestion charges, they do not currently qualify for hedge accounting treatment. Accordingly, FTRs are recorded at fair value with changes in fair value reflected in cost of sales.

Certain of the Company's over-the-counter derivative financial instruments have bilateral collateral provisions which require the transfer of cash collateral when the values of the derivative instruments reach certain threshold amounts. Although commodity propane prices increased through much of Fiscal 2008, a precipitous decline in prices in late Fiscal 2008 which continued into Fiscal 2009 has resulted in greater cash needed by the Partnership to fund counterparty collateral requirements. These collateral requirements are associated with derivative financial instruments used by the Partnership to manage market price risk associated with fixed sales price commitments to customers principally during the heating-season months of October to March. At September 30, 2008, the Partnership had made collateral deposits of $17.8 with counterparties. At November 20, 2008, such collateral deposits totaled $144.5. Additionally, our natural gas and electricity exchange-traded futures contracts which are guaranteed by the New York Mercantile Exchange ("NYMEX") generally require cash deposits in margin accounts. At September 30, 2008, Gas Utility's and Energy Services' restricted cash in brokerage accounts totaled $70.3.

We are also a party to a number of contracts that have elements of a derivative instrument. These contracts include, among others, binding purchase orders, contracts which provide for the purchase and delivery of natural gas, LPG and electricity, and service contracts that require the counterparty to provide commodity storage, transportation or capacity service to meet our normal sales commitments. Although many of these contracts have the requisite elements of a derivative instrument, these contracts are not subject to the accounting requirements of SFAS 133 because they provide for the delivery of products or services in quantities that are expected to be used in the normal course of operating our business or the value of the contract is directly associated with the price or value of a service.

During Fiscal 2008, Fiscal 2007 and Fiscal 2006, amounts recognized in earnings representing cash flow hedge ineffectiveness were not material. Gains and losses included in accumulated other comprehensive loss at September 30, 2008 relating to cash flow hedges will be reclassified into (1) cost of sales when

Notes to Consolidated Financial Statements

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 11 continued

the forecasted purchase or sale of LPG, natural gas or electricity subject to the hedges impacts net income and (2) interest expense when interest on anticipated issuances of fixed-rate long-term debt or interest expense on variable rate debt subject to interest rate swaps is reflected in net income. Included in accumulated other comprehensive loss at September 30, 2008 are net after-tax losses of approximately $7.4 from settled IRPAs and IRPAs associated with forecasted issuances of debt anticipated to occur during Fiscal 2009 and Fiscal 2010. The amount of these net losses that is expected to be reclassified into net income during the next twelve months is not material. Also included in accumulated other comprehensive loss at September 30, 2008 are (1) net after-tax losses of approximately $41.7 principally associated with future purchases of natural gas and propane substantially all of which is anticipated to occur during the next twelve months, (2) net after-tax gains of $9.8 associated with International Propane interest rate swaps, and (3) net after-tax gains of $1.0 associated with forecasted U.S. dollar-denominated purchases of LPG by our International Propane businesses to occur during the next three years. The amount of the losses that is expected to be reclassified into net income during the next twelve months associated with the U.S. dollar-denominated purchases is not material. The actual amount of gains or losses on unsettled derivative instruments that ultimately is reclassified into net income will depend upon the value of such derivative contracts when settled. The fair value of the long-term portion of unsettled derivative instruments is included in "Other assets" and "Other noncurrent liabilities" in the Consolidated Balance Sheets.

The primary currency for which the Company has exchange rate risk is the euro. The U.S. dollar value of our foreign-denominated assets and liabilities will fluctuate with changes in the associated foreign currency exchange rates. We use derivative instruments to hedge portions of our net investments in foreign subsidiaries. If a derivative is designated as a hedge of an investment in a foreign subsidiary and qualifies for hedge accounting, any realized gains or losses remain in other comprehensive income until such foreign operations have been liquidated. At September 30, 2008, a net after-tax loss of $4.1 is included in accumulated other comprehensive income associated with settled and unsettled net investment hedges.

The carrying amounts of financial instruments included in current assets and current liabilities (excluding unsettled derivative instruments and current maturities of long-term debt) approximate their fair values because of their short-term nature. The carrying amounts and estimated fair values of our remaining financial instruments assets and (liabilities) at September 30 (including unsettled derivative instruments) are as follows:

	Asset (Liability)	
	Carrying Amount	Estimated Fair Value
2008:		
Natural gas futures and options contracts	$ (52.4)	$ (52.4)
Electric power contracts	(0.7)	(0.7)
FTRs	5.7	5.7
Propane swap and option contracts	(53.7)	(53.7)
Interest rate protection and swap agreements	9.1	9.1
Foreign currency forward contracts	3.4	3.4
Long-term debt	(2,069.1)	(1,943.2)
2007:		
Natural gas futures and options contracts	$ (1.4)	$ (1.4)
Electric supply swap	0.8	0.8
Propane swap and option contracts	18.3	18.3
Interest rate protection and swap agreements	21.3	21.3
Foreign currency forward contracts	(14.7)	(14.7)
Long-term debt	(2,053.5)	(2,037.6)

We estimate the fair value of long-term debt by using current market prices and by discounting future cash flows using rates available for similar type debt. Fair values of derivative instruments reflect the estimated amounts that we would receive or (pay) to terminate the contracts at the reporting date based upon quoted market prices of comparable contracts at September 30, 2008 and 2007.

We have financial instruments, such as short-term investments and trade accounts receivable, which could expose us to concentrations of credit risk. We limit our credit risk from short-term investments by investing only in investment-grade commercial paper, money market mutual funds and securities guaranteed by the U.S. Government or its agencies. The credit risk from trade accounts receivable is limited because we have a large customer base, which extends across many different U.S. markets and several foreign countries. We attempt to minimize the credit risk associated with our derivative financial instruments through the application of credit policies.

Note 12 – Energy Services Accounts Receivable Securitization Facility

UGI Energy Services, Inc. ("ESI") has a $200 receivables purchase facility ("Receivables Facility") with an issuer of receivables-backed commercial paper currently scheduled to expire in April 2009, although the Receivables Facility may terminate prior to such date due to the termination of commitments of the Receivables Facility's back-up purchasers.

Under the Receivables Facility, ESI transfers, on an ongoing basis and without recourse, its trade accounts receivable to its wholly owned, special-purpose subsidiary, Energy Services Funding Corporation ("ESFC"), which is consolidated for financial statement purposes. ESFC, in turn, has sold, and subject to certain conditions, may from time to time sell, an undivided interest in the receivables to a commercial paper conduit of a major bank. ESFC was created and has been structured to isolate its assets from creditors of ESI and its affiliates, including UGI. This two-step transaction is accounted for as a sale of receivables following the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." ESI continues to service, administer and collect trade receivables on behalf of the commercial paper issuer and ESFC.

During Fiscal 2008, Fiscal 2007 and Fiscal 2006, ESI sold trade receivables totaling $1,496.2, $1,241.0 and $1,306.0, respectively, to ESFC. During Fiscal 2008, Fiscal 2007 and Fiscal 2006, ESFC sold an aggregate $251.5, $495.5 and $859.5, respectively, of undivided interests in its trade receivables to the commercial paper conduit. At September 30, 2008, the outstanding balance of ESFC trade receivables was $28.7 which is net of $71 that was sold to the commercial paper conduit and removed from the balance sheet. At September 30, 2007, the outstanding balance of ESFC trade receivables was $65.7 which is net of $16 that was sold to the commercial paper conduit and removed from the balance sheet. Losses on sales of receivables to the commercial paper conduit that occurred during Fiscal 2008, Fiscal 2007 and Fiscal 2006, which are included in "Other income, net," were $0.9, $1.5 and $3.3, respectively.

Note 13 – Other Income, Net

Other income, net, comprises the following:

	2008	2007	2006
Interest and interest-related income	**$11.6**	$11.5	$15.8
Postretirement benefit plan curtailment gain	**2.2**	–	–
Utility non-tariff service income	**6.2**	5.1	1.0
Gain (loss) on sales of fixed assets	**0.2**	0.5	(0.1)
Gain on sale of Energy Ventures	–	–	9.1
Gain on Partnership sale of storage facility	–	46.1	–
Finance charges	**11.8**	10.2	8.4
Other	**9.6**	4.5	2.6
Total other income, net	**$41.6**	$77.9	$36.8

Note 14 – Quarterly Data (unaudited)

The following unaudited quarterly data includes adjustments (consisting only of normal recurring adjustments) which we consider necessary for a fair presentation unless otherwise indicated. Our quarterly results fluctuate because of the seasonal nature of our businesses.

	December 31,		March 31,		June 30,		September 30,	
	2007	2006	**2008**	2007	**2008**	2007	**2008**	2007(a)
Revenues	**$1,764.7**	$1,463.2	**$2,361.5**	$2,002.1	**$1,332.8**	$1,076.8	**$1,189.2**	$934.8
Operating income	**$ 196.2**	$ 167.3	**$ 317.4**	$ 300.5	**$ 58.2**	$ 51.6	**$ 13.4**	$ 61.9
(Loss) income from equity investees	**$ (0.7)**	$ –	**$ (0.7)**	$ (1.3)	**$ (0.7)**	$ (0.9)	**$ (0.8)**	$ 1.6
Net income (loss)	**$ 80.0**	$ 61.9	**$ 126.1**	$ 120.2	**$ 15.7**	$ 11.5	**$ (6.3)**	$ 10.7
Earnings (loss) per share:								
Basic	**$ 0.75**	$ 0.58	**$ 1.18**	$ 1.13	**$ 0.15**	$ 0.11	**$ (0.06)**	$ 0.10
Diluted	**$ 0.74**	$ 0.58	**$ 1.17**	$ 1.12	**$ 0.14**	$ 0.11	**$ (0.06)**	$ 0.10

(a) Includes a gain from sale of the Partnership's 3.5 million barrel underground storage terminal which increased operating income by $46.1 and net income by $12.5 or $0.12 per diluted share.

Notes to Consolidated Financial Statements

(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Note 15 – Subsequent Events

Acquisition of PPL Gas Utilities Corporation and Penn Fuel Propane, LLC and Partnership Sale of Storage Facility

On October 1, 2008, UGI Utilities acquired all of the issued and outstanding stock of PPL Gas Utilities Corporation (now named UGI Central Penn Gas, Inc., "CPG"), the natural gas distribution utility of PPL Corporation (the "CPG Acquisition"), for cash consideration of $267.6 plus estimated working capital of $35.4. Immediately after the closing of the CPG Acquisition, CPG's wholly owned subsidiary Penn Fuel Propane, LLC (now named UGI Central Penn, LLC, "CPP"), its retail propane distributor, sold its assets to AmeriGas OLP for cash consideration of $32 plus estimated working capital of $1.6. CPG distributes natural gas to approximately 76,000 customers in eastern and central Pennsylvania, and also distributes natural gas to several hundred customers in portions of one Maryland county. CPP sells propane to customers principally in eastern Pennsylvania. UGI Utilities funded the CPG Acquisition with a combination of $120 cash contributed by UGI on September 25, 2008, proceeds from the issuance of $108 principal amount of 6.375% Senior Notes due 2013 and approximately $75.0 of borrowings under UGI Utilities' Revolving Credit Agreement. AmeriGas OLP funded its acquisition of the assets of CPP with borrowings under the AmeriGas Credit Agreement, and UGI Utilities used the $33.6 of cash proceeds from the sale of the assets of CPP to reduce its revolving credit agreement borrowings. The acquisition of CPG and CPP will be reflected in our financial statements beginning October 1, 2008.

On November 13, 2008, AmeriGas OLP sold its 600,000 barrel refrigerated, above-ground storage facility located on leased property in California for approximately $43.0 in cash. We expect to record an after-tax gain of approximately $11.0 associated with the sale in the first quarter of Fiscal 2009.

Note 16 – Segment Information

We have organized our business units into six reportable segments generally based upon products sold, geographic location (domestic or international) and regulatory environment. Our reportable segments are: (1) AmeriGas Propane; (2) an international LPG segment comprising Antargaz; (3) an international LPG segment comprising Flaga and our international propane equity investments ("Other"); (4) Gas Utility; (5) Electric Utility; and (6) Energy Services. We refer to both international segments collectively as "International Propane."

AmeriGas Propane derives its revenues principally from the sale of propane and related equipment and supplies to retail customers from locations in 46 states. Our International Propane segments' revenues are derived principally from the distribution of LPG to retail customers in France and Austria. Gas Utility's revenues are derived principally from the sale and distribution of natural gas to customers in eastern and northeastern Pennsylvania. Electric Utility derives its revenues principally from the distribution of electricity in two northeastern Pennsylvania counties. Energy Services revenues are derived from the sale of natural gas and, to a lesser extent, LPG, electricity and fuel oil to customers located primarily in the eastern United States.

The accounting policies of our reportable segments are the same as those described in Note 1. We evaluate AmeriGas Propane's performance principally based upon the Partnership's earnings before interest expense, income taxes, depreciation and amortization ("Partnership EBITDA"). Although we use Partnership EBITDA to evaluate AmeriGas Propane's profitability, it should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under accounting principles generally accepted in the United States of America. The Company's definition of Partnership EBITDA may be different from that used by other companies. We evaluate the performance of our International Propane, Gas Utility, Electric Utility and Energy Services segments principally based upon their income before income taxes.

No single customer represents more than ten percent of our consolidated revenues. In addition, all of our reportable segments' revenues, other than those of our International Propane segments, are derived from sources within the United States, and all of our reportable segments' long-lived assets, other than those of our International Propane segments, are located in the United States.

Financial information by reportable business segment follows:

			Reportable Segments						
							International Propane		
	Total	Eliminations	AmeriGas Propane	Gas Utility	Electric Utility	Energy Services	Antargaz	Other (b)	Corporate & Other (c)
2008									
Revenues	$6,648.2	$(283.7)(d)	$2,815.2	$1,138.3	$139.2	$1,619.5	$1,062.6	$ 62.2	$ 94.9
Cost of sales	$4,744.6	$(277.1)(d)	$1,908.3	$ 831.1	$ 84.3	$1,495.4	$ 615.9	$ 36.0	$ 50.7
Operating income	$ 585.2	$ –	$ 235.0	$ 137.6	$ 24.4	$ 77.3	$ 102.2	$ 4.6	$ 4.1
Loss from equity investees	(2.9)	–	–	–	–	–	(1.3)	(1.6)	–
Interest expense	(142.5)	–	(72.9)	(37.1)	(2.0)	–	(27.4)	(2.3)	(0.8)
Minority interests	(89.8)	(0.2)	(88.4)	–	–	–	(1.2)	–	–
Income before income taxes	$ 350.0	$ (0.2)	$ 73.7	$ 100.5	$ 22.4	$ 77.3	$ 72.3	$ 0.7	$ 3.3
Depreciation and amortization	$ 184.4	$ –	$ 80.4	$ 37.7	$ 3.6	$ 7.0	$ 50.5	$ 4.2	$ 1.0
Partnership EBITDA (a)			$ 313.0						
Total assets	$5,685.0	$(349.9)	$1,722.8	$1,582.5	$112.1	$ 312.3	$1,673.2	$196.8	$435.2
Capital expenditures	$ 234.2	$ –	$ 62.8	$ 58.3	$ 6.0	$ 30.7	$ 70.7	$ 4.3	$ 1.4
Investments in equity investees	$ 63.1	$ –	$ –	$ –	$ –	$ –	$ –	$ 63.1	$ –
Goodwill	$1,489.7	$ (4.0)	$ 645.2	$ 161.7	$ –	$ 11.8	$ 622.2	$ 45.7	$ 7.1
2007									
Revenues	$5,476.9	$(197.3)(d)	$2,277.4	$1,044.9	$121.9	$1,336.1	$ 759.2	$ 41.2	$ 93.5
Cost of sales	$3,730.8	$(193.8)(d)	$1,437.2	$ 741.5	$ 67.8	$1,235.2	$ 366.7	$ 21.9	$ 54.3
Operating income	$ 581.3	$ –	$ 265.8	$ 136.6	$ 26.0	$ 57.4	$ 94.5	$ –	$ 1.0
Loss from equity investees	(3.8)	–	–	–	–	–	(1.8)	(2.0)	–
Interest expense	(139.6)	–	(71.5)	(39.9)	(2.4)	–	(23.1)	(2.1)	(0.6)
Minority interests	(106.9)	(0.2)	(105.3)	–	–	–	(1.4)	–	–
Income (loss) before income taxes	$ 331.0	$ (0.2)	$ 89.0	$ 96.7	$ 23.6	$ 57.4	$ 68.2	$ (4.1)	$ 0.4
Depreciation and amortization	$ 169.2	$ –	$ 75.7	$ 37.4	$ 3.5	$ 6.9	$ 41.5	$ 3.4	$ 0.8
Partnership EBITDA (a)			$ 338.7						
Total assets	$5,502.7	$(358.1)	$1,708.4	$1,531.2	$102.9	$ 254.9	$1,648.9	$196.8	$417.7
Capital expenditures	$ 223.1	$ –	$ 73.8	$ 66.2	$ 7.2	$ 10.7	$ 61.8	$ 2.5	$ 0.9
Investments in equity investees	$ 63.9	$ –	$ –	$ –	$ –	$ –	$ –	$ 63.9	$ –
Goodwill	$1,498.8	$ (4.0)	$ 645.1	$ 162.3	$ –	$ 11.8	$ 630.3	$ 46.3	$ 7.0
2006									
Revenues	$5,221.0	$(156.1)(d)	$2,119.3	$ 724.0	$ 98.0	$1,414.3	$ 881.9	$ 63.6	$ 76.0
Cost of sales	$3,657.9	$(152.3)(d)	$1,343.8	$ 522.9	$ 51.0	$1,328.2	$ 478.4	$ 38.8	$ 47.1
Operating income	$ 467.7	$ –	$ 184.1	$ 84.2	$ 20.7	$ 53.1	$ 115.4	$ 3.9	$ 6.3
Loss from equity investees	(2.2)	–	–	–	–	–	(1.6)	(0.6)	–
Loss on extinguishments of debt	(18.5)	–	(17.1)	–	–	–	(1.4)	–	–
Interest expense	(123.6)	–	(74.1)	(21.8)	(2.5)	–	(23.1)	(1.7)	(0.4)
Minority interests	(48.7)	(0.4)	(51.3)	–	–	–	3.0	–	–
Income before income taxes	$ 274.7	$ (0.4)	$ 41.6	$ 62.4	$ 18.2	$ 53.1	$ 92.3	$ 1.6	$ 5.9
Depreciation and amortization	$ 148.7	$ –	$ 72.5	$ 23.3	$ 3.3	$ 6.7	$ 38.2	$ 3.9	$ 0.8
Partnership EBITDA (a)			$ 237.9						
Total assets	$5,080.5	$(340.7)	$1,627.2	$1,504.3	$105.3	$ 238.5	$1,406.8	$183.4	$355.7
Capital expenditures	$ 191.7	$ –	$ 70.7	$ 49.2	$ 9.0	$ 7.0	$ 47.9	$ 7.6	$ 0.3
Investments in equity investees	$ 58.2	$ –	$ –	$ –	$ –	$ –	$ –	$ 58.2	$ –
Goodwill	$1,418.2	$ (4.0)	$ 619.1	$ 182.9	$ –	$ 11.8	$ 560.7	$ 40.9	$ 6.8

(a) The following table provides a reconciliation of Partnership EBITDA to AmeriGas Propane operating income:

Year ended September 30,	2008	2007	2006
Partnership EBITDA	$313.0	$338.7 (i)	$237.9
Depreciation and amortization	(80.4)	(75.7)	(72.5)
Minority interests (ii)	2.4	2.8	1.6
Loss on extinguishment of debt	–	–	17.1
Operating income	$235.0	$265.8	$184.1

(i) Includes $46.1 gain on the sale of Arizona storage facility. See Note 2 to consolidated financial statements.

(ii) Principally represents the General Partner's 1.01% interest in AmeriGas OLP.

(b) International Propane – Other principally comprises FLAGA, including its central and eastern European joint-venture ZLH, and our joint-venture business in China.

(c) Corporate & Other results principally comprise UGI Enterprises' HVAC/R, net expenses of UGI's captive general liability insurance company and UGI Corporation's unallocated corporate and general expenses, interest income, and, beginning January 1, 2007, UGI Utilities' HVAC operations. Corporate and Other's assets principally comprise cash, short-term investments and an intercompany loan. The intercompany interest associated with the intercompany loan is removed in the segment presentation.

(d) Principally represents the elimination of intersegment transactions amoung Energy Services, Gas Utility and AmeriGas Propane.

Financial Statistics (Unaudited)

(Millions of dollars, except per share amounts and where indicated otherwise)

	Year Ended September 30,		
	2008	2007	2006
Income Statement Data			
AmeriGas Propane revenues	**$2,815.2**	$2,277.4	$2,119.3
Utilities revenues	**1,277.5**	1,166.8	822.0
International Propane revenues	**1,124.8**	800.4	945.5
Energy Services and other revenues	**1,430.7**	1,232.3	1,334.2
Total revenues	**$6,648.2**	$5,476.9	$5,221.0
Income from continuing operations	**$ 215.5**	$ 204.3	$ 176.2
Net income	**$ 215.5**	$ 204.3	$ 176.2
Balance Sheet Data			
Capitalization at period end:			
Bank loans - AmeriGas Propane	**$ -**	$ -	$ -
Total long-term debt - AmeriGas Propane	**933.4**	933.1	933.7
Bank loans - UGI Utilities	**57.0**	190.0	216.0
Total long-term debt - UGI Utilities	**532.0**	512.0	512.0
Bank loans - Antargaz	**70.4**	-	-
Total long-term debt - Antargaz	**537.2**	544.9	483.5
Other bank loans and long-term debt	**75.5**	72.4	77.1
Total debt	**2,205.5**	2,252.4	2,222.3
Minority interests, principally in AmeriGas Partners	**159.2**	192.2	139.5
UGI Utilities preferred shares subject to mandatory redemption	**-**	-	-
Common stockholders' equity	**1,417.7**	1,321.9	1,099.6
Total capitalization	**$3,782.4**	$3,766.5	$3,461.4
Total assets	**$5,685.0**	$5,502.7	$5,080.5
Common Stock Data			
Shares outstanding - end of year (millions)	**107.9**	106.6	105.5
Average shares outstanding (millions)	**107.4**	106.5	105.5
Return on average common equity	**15.7%**	16.9%	16.8%
Per common share:			
Earnings from continuing operations - diluted	**$ 1.99**	$ 1.89	$ 1.65
Net earnings - diluted	**$ 1.99**	$ 1.89	$ 1.65
Book value - end of year	**$ 13.14**	$ 12.40	$ 10.42
Dividends paid	**$ 0.75**	$ 0.71	$ 0.68
Annual dividend rate - end of year	**$ 0.77**	$ 0.74	$ 0.71
Dividend yield - end of year	**3.0%**	2.8%	2.9%
Price range:			
High	**$ 28.71**	$ 29.63	$ 28.64
Low	**$ 24.67**	$ 22.75	$ 20.21
Close	**$ 25.78**	$ 25.98	$ 24.45
Other Data			
Investments and acquisitions, net	**$ 3.3**	$ 78.8	$ 566.7(c)
Capital expenditures	**$ 234.2**	$ 223.1	$ 191.7

(a) Includes cumulative effect of accounting changes of $4.5 million or $0.06 per share associated with (1) the Partnership's changes in accounting for tank fee revenue and tank installation cost and (2) the adoption of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities."

(b) Includes net after-tax merger termination fee income from Unisource Worldwide, Inc. net, of $12.9 million or $0.14 per share.

Market Capitalization $ Millions


2008
2007
2006
2005
2004
2003
2002
2001
2000
1999
0
500
1000
1500
2000
2500
3000

Weather in Domestic Propane Areas*

% Variance from Normal


2008
2007
2006
2005
2004
2003
2002
2001
2000
1999
Warmer
Colder
-30
-20
-10
0
10

*Based upon national weather statistics provided by the National Oceanic and Atmospheric Administration (NOAA) for 335 airports in the continental U.S.

Year Ended September 30,						
2005	2004	2003	2002	2001	2000	1999
$1,963.3	$1,775.9	$1,628.4	$1,307.9	$1,418.4	$1,120.1	$ 872.5
681.2	650.1	628.7	488.0	582.7	436.9	420.6
943.9	333.4	54.5	46.7	50.9	50.5	–
1,300.3	1,025.3	714.5	371.1	416.1	154.2	90.5
$4,888.7	$3,784.7	$3,026.1	$2,213.7	$2,468.1	$1,761.7	$1,383.6
$ 187.5	$ 111.6	$ 98.9	$ 75.5	$ 52.0	$ 44.7	$ 55.7(b)
$ 187.5	$ 111.6	$ 98.9	$ 75.5	$ 56.5(a)	$ 44.7	$ 55.7(b)
$ –	$ –	$ –	$ 10.0	$ –	$ 30.0	$ 22.0
913.5	901.4	927.3	945.8	1,005.9	857.2	744.7
81.2	60.9	40.7	37.2	57.8	100.4	87.4
237.0	217.2	217.3	248.4	208.4	172.9	180.0
–	–	–	–	–	–	–
431.1	474.5	–	–	–	–	–
79.1	94.2	94.8	90.1	90.9	89.8	103.2
1,741.9	1,748.2	1,280.1	1,331.5	1,363.0	1,250.3	1,137.3
206.3	178.4	134.6	276.0	246.2	177.1	209.9
–	20.0	20.0	20.0	20.0	20.0	20.0
997.6	834.1	498.7	313.8	251.0	242.0	245.1
$2,945.8	$2,780.7	$1,933.4	$1,941.3	$1,880.2	$1,689.4	$1,612.3
$4,571.5	$4,242.6	$2,795.2	$2,624.5	$2,557.3	$2,279.1	$2,136.4
104.8	102.4	85.4	83.2	81.8	81.0	81.8
103.9	94.6	84.4	82.6	81.5	81.6	95.8
20.5%	16.7%	24.3%	26.7%	22.9%	18.4%	18.3%
$ 1.77	$ 1.15	$ 1.14	$ 0.90	$ 0.64	$ 0.55	$ 0.58(b)
$ 1.77	$ 1.15	$ 1.14	$ 0.90	$ 0.69(a)	$ 0.55	$ 0.58(b)
$ 9.52	$ 8.15	$ 5.84	$ 3.77	$ 3.07	$ 2.99	$ 3.00
$ 0.64	$ 0.58	$ 0.56	$ 0.54	$ 0.52	$ 0.50	$ 0.49
$ 0.68	$ 0.63	$ 0.57	$ 0.55	$ 0.53	$ 0.52	$ 0.49
2.4%	3.4%	3.9%	4.5%	5.9%	6.4%	6.5%
$ 29.98	$ 18.68	$ 17.53	$ 12.26	$ 9.826	$ 8.104	$ 8.583
$ 18.45	$ 14.43	$ 11.64	$ 8.56	$ 7.125	$ 6.062	$ 5.00
$ 28.15	$ 18.63	$ 14.47	$ 12.12	$ 9.033	$ 8.083	$ 7.75
$ 33.3	$ 308.6	$ 90.3	$ 1.0	$ 241.5	$ 65.3	$ 82.5
$ 158.4	$ 133.7	$ 101.4	$ 94.7	$ 79.3	$ 71.0	$ 73.7

(c) Net of 2007 PG Energy Acquisition working capital adjustment of $23.7 million.

Weather in International Propane Area (Antargaz)

% Variance from Normal


2008
2007
2006
2005
2004
2003
2002
2001
2000
1999
Warmer
Colder
-20
-10
0
10

Weather in Gas Utility Area

% Variance from Normal


2008
2007
2006
2005
2004
2003
2002
2001
2000
1999
Warmer
Colder
-20
-10
0
10

Operating Statistics

	Year Ended September 30,		
	2008	2007	2006
AmeriGas Propane			
Retail sales - millions of gallons			
Residential	**399.0**	400.1	378.6
Commercial/Industrial	**354.5**	358.1	343.2
Motor fuel	**141.7**	143.3	147.8
Agricultural	**47.3**	52.9	52.0
Transport	**50.7**	52.3	53.6
Total	**993.2**	1,006.7	975.2
Wholesale sales - millions of gallons	**111.2**	117.4	119.7
Total customers - January 1 (thousands)	**1,321**	1,317	1,324
Retail distribution locations	**582**	646	608
Degree days - percent of normal	**97%**	93%	90%
Number of employees	**5,888**	6,218	5,895
Property, plant and equipment, net (millions)	**$ 616.8**	$ 634.0	$ 580.6
International Propane			
Sales volume - millions of gallons			
Antargaz	**293.0**	269.1	315.2
Flaga (including ZLH)	**72.7**	55.8	65.0
Total customers (thousands)			
Antargaz	**233**	205	210
Flaga (including ZLH)	**83**	82	80
Degree days - percent of normal			
Antargaz	**96%**	79%	96%
Flaga (including ZLH)	**95%**	78%	96%
Number of employees			
Antargaz	**1,070**	1,121	1,133
Flaga (including ZLH)	**631**	658	700
Gas Utility (a)			
System throughput - millions of cubic feet			
Residential - firm	**35,320**	35,820	19,330
Commercial - firm	**17,735**	18,377	11,361
Industrial - firm	**1,579**	1,685	1,347
Transportation - firm	**40,628**	42,065	23,747
Transportation - interruptible	**37,577**	33,198	26,292
Retail - interruptible	**907**	640	561
Total	**133,746**	131,785	82,638
Total customers (thousands)	**484**	478	473
Miles of gas main	**7,867**	7,800	7,700
Degree days - percent of normal	**95%**	95%	91%
Number of employees	**1,122**	1,149	1,336
Property, plant and equipment, net (millions)	**$ 1,025.5**	$ 1,004.8	$ 974.5
Electric Utility			
Distribution system sales - thousands of kilowatt hours			
Residential	**526,819**	534,714	530,129
Commercial	**347,272**	348,875	348,059
Industrial and other	**130,330**	127,032	126,854
Total	**1,004,421**	1,010,621	1,005,042
Total customers (thousands)	**62**	62	62
Miles of line	**2,164**	2,164	2,150
Number of employees	**88**	89	97
Property, plant and equipment, net (millions)	**$ 81.4**	$ 78.9	$ 76.3

(a) Includes data of UGI Penn Natural Gas, Inc. beginning August 24, 2006.

Year Ended September 30,						
2005	2004	2003	2002	2001	2000	1999
422.3	443.2	445.8	388.2	334.6	308.3	318.3
352.9	354.3	367.8	351.6	306.6	284.3	285.3
142.0	128.7	120.4	119.0	114.4	116.7	112.4
60.5	72.1	78.1	74.0	65.2	61.9	67.2
57.2	60.8	62.8	54.7	46.0	46.5	46.3
1,034.9	1,059.1	1,074.9	987.5	866.8	817.7	829.5
148.7	225.0	209.8	195.3	246.8	211.5	144.3
1,311	1,324	1,285	1,318	990	993	988
650	663	640	646	750	561	579
93%	95%	100%	90%	103%	86%	90
5,993	6,077	6,165	6,315	6,306	4,874	5,026
$ 584.5	$ 592.7	$ 595.0	$ 612.2	$ 628.6	$ 437.6	$ 437.7
338.4	336.4	341.5	356.1	335.3	–	–
37.2	34.7	34.5	36.7	36.7	41.0	–
216	218	220	222	221	–	–
21	21	22	22	22	22	–
96%	95%	89%	91%	87%	–	–
95%	98%	96%	90%	88%	96%	–
1,194	1,270	1,268	1,368	1,454	–	–
350	359	321	350	350	–	–
20,674	20,833	22,049	16,848	20,197	18,447	17,442
11,692	11,968	12,427	10,114	12,292	10,894	10,506
1,343	1,355	1,481	1,282	1,687	1,565	1,759
23,354	23,727	22,704	18,031	18,989	20,796	21,175
26,617	23,669	24,694	23,748	23,508	27,167	24,308
1,029	653	490	475	656	851	913
84,709	82,205	83,845	70,498	77,329	79,720	76,103
307	301	292	286	277	272	265
5,018	4,900	4,801	4,721	4,640	4,549	4,446
98%	97%	107%	83%	102%	90%	87%
912	941	936	922	946	932	946
$ 584.8	$ 565.9	$ 548.1	$ 527.6	$ 514.1	$ 504.0	$ 491.2
543,167	517,189	517,192	482,921	491,652	465,006	469,061
354,396	348,603	345,854	333,248	334,367	320,478	316,141
124,248	118,153	116,957	117,373	119,445	121,710	115,199
1,021,811	983,945	980,003	933,542	945,464	907,194	900,401
62	62	62	62	61	61	61
2,141	2,141	2,131	2,122	2,112	2,092	2,086
97	105	173	175	180	188	192
$ 70.5	$ 65.4	$ 117.4	$ 65.5	$ 64.7	$ 66.0	$ 65.5

Shareholder Information

Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. on Tuesday, January 27, 2009 in Ballrooms A and B of the Desmond Hotel and Conference Center, One Liberty Boulevard, Malvern, Pennsylvania 19355.

Common Stock Data

The Company's Common Stock is traded on the New York stock exchange under the symbol UGI. Shareholders of record numbered 8,238 on September 30, 2008 and common shares outstanding totaled 107,860,962.

Dividends

Dividends on UGI's Common Stock have been paid without interruption since 1885. During the 2008 fiscal year, quarterly dividends were paid on the first days of October, January, April and July.

Market Price of Common Stock and Dividends Paid

2008 Fiscal Year	High	Low	Dividends
1st Quarter	$27.79	$24.99	$.18500
2nd Quarter	27.24	24.67	.18500
3rd Quarter	28.71	25.25	.18500
4th Quarter	28.23	25.17	.19250

2007 Fiscal Year	High	Low	Dividends
1st Quarter	$29.00	$24.26	$.17625
2nd Quarter	27.94	24.10	.17625
3rd Quarter	29.63	25.77	.17625
4th Quarter	28.30	22.75	.18500

Investor Services

Transfer Agent and Registrar

Shareholder communications regarding transfer of shares, book-entry shares, lost certificates, lost dividend checks or changes of address should be directed to:

By Mail:
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

By Overnight Delivery:
Computershare Investor Services
250 Royall Street
Canton, MA 02021

1-800-850-1774 (U.S. and Canada)
1-312-360-5100 (other countries)

Shareholders can also view real-time account information and request transfer agent services online at the Computershare Investor Services website: www.computershare.com/investor

Computershare Investor Services can be accessed through telecommunications devices for the hearing impaired by calling:

1-800-822-2794 (U.S. and Canada)
1-312-588-4110 (other countries)

Dividend Reinvestment and Direct Stock Purchase Plan

UGI's plan provides investors with a simple and convenient method to purchase shares of UGI Common Stock. Shareholders may use all or any part of the dividends they receive to purchase shares of Common Stock. The plan also permits participants to make monthly cash purchases of Common Stock not exceeding $12,000 per year. Investors may become participants by making an initial cash investment of at least $1,000 but not more than $12,000. All such purchases are without brokerage commissions or service charges. For information about the Plan, write or call:

Computershare Investor Services
P.O. Box 43078
Providence, RI 02904-3078
1-800-850-1774

Plan information is also available on the Computershare Investor Services website: www.computershare.com/investor

Investor Relations

Securities analysts, portfolio managers and other members of the professional investment community should direct inquiries about the Company to:

Robert W. Krick, Vice President and Treasurer
UGI Corporation
P.O. Box 858
Valley Forge, PA 19482
1-610-337-1000

News, Earnings, Financial Reports and Governance Documents

UGI has a toll-free, 24-hour, corporate news and investor information service. By calling 1-800-844-9453, you can hear UGI news on dividends, earnings and other matters and access other shareholder services. You can also request copies of news releases, annual reports, annual reports on Form 10-K and quarterly reports on Form 10-Q – all without charge.

Comprehensive news, webcast events, governance documents and other information about UGI and AmeriGas Partners, L.P. are also available via the Internet at: www.ugicorp.com.

You can also request all reports and governance documents, including the Company's Codes of Ethics and Principles of Corporate Governance free of charge, by writing to Robert W. Krick, Vice President and Treasurer, UGI Corporation, at the address above.

Corporate Governance

The Company's last annual meeting was held on January 29, 2008. The Company submitted the certification required by Section 303A.12(a) of the New York Stock Exchange corporate governance rules on February 25, 2008. In addition, the Company's Chief Executive Officer and Chief Financial Officer have each filed the certification required by Section 302 of the Sarbanes-Oxley Act as an exhibit to the Company's Annual Report on Form 10-K for the year ended September 30, 2008.



Board of Directors

Stephen D. Ban
Director, Technology Transfer Division of the Argonne National Laboratory (research and development)

John L. Walsh
President and Chief Operating Officer

Lon R. Greenberg
Chairman and Chief Executive Officer

Roger B. Vincent
President, Springwell Corporation (corporate financial adviser)

Ernest E. Jones
President and Chief Executive Officer, Philadelphia Workforce Development Corporation (employment and training)

Richard C. Gozon
Retired, former Executive Vice President, Weyerhaeuser Company (integrated forest products)

Anne Pol
Retired, former President and Chief Operating Officer, Trex Enterprises Corporation (high technology research and development)

James W. Stratton
Chief Investment Officer Stratton Management Company (advisory and financial consulting firm)

Marvin O. Schlanger
Principal, Cherry Hill Chemical Investments, L.L.C. (management and capital services)

Officers

UGI Corporation

Lon R. Greenberg
Chairman and Chief Executive Officer

John L. Walsh
President and Chief Operating Officer

Bradley C. Hall
Vice President – New Business Development

Peter Kelly
Vice President – Finance and Chief Financial Officer

Robert H. Knauss
Vice President and General Counsel

Robert W. Krick
Vice President and Treasurer

Thomas A. Barry
General Auditor

Margaret M. Calabrese
Associate General Counsel and Corporate Secretary

AmeriGas Propane, Inc.

Eugene V. N. Bissell
President and Chief Executive Officer

UGI Utilities, Inc.

David W. Trego
President and Chief Executive Officer

UGI Enterprises, Inc.

Bradley C. Hall
President

UGI HVAC Enterprises, Inc.

Robert L. Pistor
Vice President

Antargaz

François Varagne
Chairman and Chief Executive Officer

Flaga GmbH

Josef Weinzierl
Managing Director

UGI
CORPORATION

P.O. Box 858
Valley Forge, PA 19482

You can obtain news and other information about
UGI Corporation and AmeriGas Partners, L.P.
24 hours a day at 1-800-844-9453 or www.ugicorp.com

END